
04029694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Date Filed: May 18, 2004
File No. 24-10056

AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)



20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve Schram
20927 State Route K
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541


PROCESSED
MAY 1 9 2004
THOMSON
FINANCIAL

(Name, address, including zip code and telephone number, including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
William Fuller	3004 Woodleigh Road Birmingham, AL 35223	101 N. 24th Birmingham, AL 35223
Floyd Lewis	1504 S. 36th Yakimo, WA 98909-1846	2212 Road 1.4 NE Moses Lake, WA 98837
Dale Steege	14101 West 62nd Street Eden Prairie, MN 55344	25646 Pillsbury Avenue Lakeville, MN 55044
Dr. Robert Matthews	2850 Nave Road SE Massilon, OH 44646	3003 Westmoreland Avenue NW Canton, OH 44718
Dr. Lionel Reilly	10077 South 134th Street Omaha, NE 68138	20620 Corral Road Elkhorn, NE 68022
Walt Evans	3705 Pear Street St. Joseph, MO 64503	3703 East Colony Square St. Joseph, MO 64506
Dr. Arnold Nagely	East Highway 36 Marysville, KS 66508	1174 Keystone Road Marysville, KS 66508
Chuck Vander Ploeg	392 15th Street, NE Sioux City, IA 51250	437 4th Avenue NE Sioux Center, IA 51250
Leon Ellin	1409 C South Indiana Avenue Chicago, IL 60605	78 Jefferson Street Hoboken, NJ 07030
Don Janezic	201 Black Road Turnpike Fairfield, CT 06432	622 Tamarack Road Cheshire, CT 06410
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506	CEO, President & Chairman of the Board
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Drive St. Joseph, MO 64506	Vice President of Research & Development
Herman Haenert	20927 State Route K St. Joseph, MO 64505	38020 Rolling Hills Drive Tucson, AZ 85739	Vice President of Business Development
Bill Barr	20927 State Route K St. Joseph, MO 64505	3408 East Colony Square St. Joseph, MO 64506	Vice President of Sales
Helen Taylor	20927 State Route K St. Joseph, MO 64505	12558 Highway 169 Helena, MO 64459	Chief Financial Officer
Edward S. Sloan	120 W. 12th St., Ste 1300, Kansas City, MO 64105	1761 E. 960 Road Lawrence, KS 66049	Secretary
Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Special Projects
Dr. Brett Terhaar	20927 State Route K St. Joseph, MO 64505	2046 Adair-Madison Ave. Winterset, IA 50273	Vice-President of Technical Services

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Larry Gladfelter 3910 N. George Manchester, PA 17345	N/A
Animal Pharmaceuticals, Inc.	Attn: Bruce Noyes 1504 South 36th P.O. Box 10846 Yakima, WA 98909-1846	N/A
Double E	Attn: Frank Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 1010 North 24th Street P.O. Box 2191 Birmingham, AL 35201	N/A
Keith Jeffers, Inc.	Attn: Keith Jeffers 353 West Inez Road P.O. Box 100 Dothan, AL 36302	N/A
Lakeland Veterinary Supply Co.	Attn: Dale Steege 14101 West 62nd Street Eden Prairie, MN 55344	N/A
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Suite 100 P.O. Box 910 Meridian, ID 83680	N/A
National Animal Health	Attn: Wendell Chapman 4013 East Eichel Evansville, IN 47715	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Rbt K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
T & H Distributors, LLC	Attn: Gary Tollett 2111 South 8th Street Rogers, AR 72758	N/A

Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Vet Pharm, Inc.	Attn: Chuck VanderPloeg 392-15th Street NE Sioux Center, IA 51250	N/A
Veterinary Pharmaceuticals, Inc.	Attn: Harold DesJardins 13159 13th Road West Hanford, CA 93230	N/A
Walco International	Attn: Jeff Williams 520 South Main St. Grapevine, TX 76051	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Lakeland Vet Employee Profit Sharing Plan	14101 West 62nd St. Eden Prairie, MN 55344	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506
Steege Family Ltd. Partnership	25646 Pillsbury Avenue Lakeville, MN 55044	N/A

(e) beneficial owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Larry Gladfelter 3910 N. George Manchester, PA 17345	N/A
Animal Pharmaceuticals, Inc.	Attn: Bruce Noyes 1504 South 36th P.O. Box 10846 Yakima, WA 98909-1846	N/A
Double E	Attn: Frank Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 1010 North 24th Street P.O. Box 2191 Birmingham, AL 35201	N/A

Keith Jeffers, Inc.	Attn: Keith Jeffers 353 West Inez Road P.O. Box 100 Dothan, AL 36302	N/A
Lakeland Veterinary Supply Co.	Attn: Dale Steege 14101 West 62nd Street Eden Prairie, MN 55344	N/A
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Suite 100 P.O. Box 910 Meridian, ID 83680	N/A
National Animal Health	Attn: Wendell Chapman 4013 East Eichel Evansville, IN 47715	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Rbt K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
T & H Distributors, LLC	Attn: Gary Tollett 2111 South 8th Street Rogers, AR 72758	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Vet Pharm, Inc.	Attn: Chuck VanderPloeg 392-15th Street NE Sioux Center, IA 51250	N/A
Veterinary Pharmaceuticals, Inc.	Attn: Harold DesJardins 13159 13th Road West Hanford, CA 93230	N/A
Walco International	Attn: Jeff Williams 520 South Main St. Grapevine, TX 76051	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Lakeland Vet Employee Profit Sharing Plan	14101 West 62nd St. Eden Prairie, MN 55344	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506
Steege Family Ltd. Partnership	25646 Pillsbury Avenue Lakeville, MN 55044	N/A

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer; Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer.

(h) counsel to the issuer with respect to the proposed offering;

Counsel
Edward S. Sloan
Niewald, Waldeck & Brown
Twelve Wyandotte Plaza
120 West 12th St., Suite 1300
Kansas City, MO 64105-1932

Special Securities Counsel
Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612-1216

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Arkansas, California, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, Nebraska, New Mexico, New York, North Dakota Pennsylvania, Oklahoma, South Dakota, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.
(2) The title and amount of securities issued. Within one year prior to filing this Form 1-A 10,226 shares of Class B stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Form 1-A Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $18.00 to $19.25 per share. Also, the Company issued 50 shares each to 13 individuals for no cash consideration in consideration for attending a seminar, and issued 1,850 shares for no cash consideration as an incentive bonus to key management personnel. The shares issued to the seminar attendees were issued on June 4, 2002 when the book value of the shares was $18.70. The shares issued to management were issued on May 22, 2002 when the book value of the shares was $18.69. A total of 7,726 shares of Class B stock were issued for cash consideration in the aggregate amount of $147,052.80.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Form 1-A are as follows:

Alexander Shultz	Lance Thornberry	Brian Shultz
Barry Noll	Joshua Shultz	Ralph J. Feeser
LeAnn Nagely	Heidi Meeley	Scott Nagely
Eldon Reeb	Neal Nagely	Tina Clark
Mark Nagely	Kevin Price	Leon Ellin
Randal Krueger	Donald Janezic	Brenda Matthews
Steve Schram	Kim Brasel	Herman Haenert
Brent VanderZwaag	Cary Becker	Lisa Young
Helen Taylor	Darrell Bandy	Brett Terhaar

Monica Dennis	Heather Noyes	Susan Elizabeth Hess
Lois Gladfeller	Matt Ernsberger	Ronnie Hodge
Patti Lisonbee	Jerry Krasser	Brian Courtney
Chad Spitzer	Justin Day	Randy Ferking
Brenda Gilliland	Larry Inman	

(b) Sales for accounts of others. None of the securities of the Issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. Within one year prior to the filing of this Form 1-A there were 46 transactions involving the issuance of 10,226 Class B shares to 41 separate individuals. Twenty (20) of the transactions were to existing holders of Class B shares of the issuer. Eighteen (18) of the transactions did not involve the payment of any cash consideration and were issued to management as an incentive bonus or to attendees at a company seminar. Most of the purchasers qualify an accredited investors as defined in 17 C.F.R. §230.501(a). All of the purchasers had a pre-existing and privileged, inside relationship with the Issuer. All such purchasers were upper level management or "executive personnel" of either Class A shareholders or Agri-Labs, or were outside directors of Agri-Labs. All had a long term relationship with Agri-Labs which extended over numerous years and familiarity with its business operations which would have enabled them to have the requisite sophistication to evaluate the merits and risks of the investment.

Class B shares are non-voting shares and only entitle Class B shareholders to dividends. The primary purpose for selling the Class B shares is to create an incentive within the sales force of Agri-Labs' distributors to sell Agri-Labs' products, by providing them a share of Agri-Labs' profits.
The shares are restricted securities and may not be resold without the consent of the Issuer, and without an opinion of counsel satisfactory to the Issuer that resale will not require registration under federal and applicable state securities laws. Certificates for the Class B shares bear a restrictive legend. If the Class B shareholder's employment with the Class A shareholder or Agri-Labs terminates or if the Class A shareholder shall terminate its relationship as such with Agri-Labs, the Issuer has the option to redeem the shares at existing book value at the end of the month which precedes the shareholder's termination.

Sales of the Class B shares as described above were exempt under Section 4(2) of the Securities Act of 1933 as sales not involving a public offer. All of the individuals who purchased Class B shares were upper level management of either Class A Shareholders or Agri-Labs who had a long term relationship and familiarity with Agri-Labs and its business. No actual disclosure was provided, however all purchasers would have had access to all information concerning Agri-Labs, its operations and its financial condition.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) The Class B and Class C shares to be issued under this Form 1-A offering are subject to restrictions on transfer imposed by Agri-Labs' Bylaws. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of refusal to purchase the shares at book value.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable

PART II — OFFERING CIRCULAR
(DATE: May 18, 2004)

AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $20.07share

Class C Common Stock – 100,000 shares
Price $20.07 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $2,007,000.00
Class C Stock - $2,007,000.00
Total Maximum Offering Amount - $4,014,000

Price per share $20.07 as of November 30, 2003 valid through March 31, 2004

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Class B Per Share	20.07	-0-	$20.07[1]
Total Class B Shares	2,007,000.00	-0-	$2,007,000.00
Class C Per Share	20.07	-0-	$20.07
Total Class C Shares	2,007,000.00	-0-	$2,007,000.00
Total Class B and Class C Shares	4,014,000.00	-0-	$4,014,000.00

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 100,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $20.07 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current net book value (divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. Ownership of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock will be limited to licensed, practicing veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in

[1] _Offering expenses estimated at $65,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price has been determined by reference to the existing book value of Class B shares. The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis for two years from the date this Offering is first qualified. This Offering will terminate on ________________, 2006. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

See "Risk Factors" beginning on page 12 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETNESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

OFFERING SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market. It purchases these products from over 50 manufacturers and resells them at mark up over its cost to animal health product distributors (its Class A shareholders). These distributors in turn sell the product to veterinarians, retail stores, livestock producers and other consumers. Title to the goods passes to the distributors when sold, and Agri-Labs recognizes revenues on an accrual basis when the goods are sold.

Agri-Labs' current capital structure consists of Class A common stock and Class B common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 20 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred in 2001 for a price of $17.21 per share for an aggregate purchase price of $258,150. Class A shareholders are all retail distributors of products distributed by Agri-Labs.

Class B shares are non-voting shares which only entitle Class B shareholders to dividends. Class B shares are only offered to employees of Class A shareholders and employees of Agri-Labs or outside directors. They are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company's accountants. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs has declared an annual dividend on Class B shares every year since 1987. From 1993 forward that annual dividend has been either $1.00 or $1.10 per share. Beginning in 2000 and thereafter, dividends on Class B shares were prorated to also reflect the length of ownership of the shares during the calendar year for which the divided was declared.

The Class B shares have been a key factor in Agri-Labs developing one of the most successful distribution networks in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In addition to continuing its Class B shares incentive program for its distributors on a larger scale, Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It proposes to primarily grow the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts will be Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

To create an incentive for veterinarians to distribute the vaccines, Agri-Labs proposes to implement a program which emulates the successful features of its Class B shares. This program will involve the issuance of a new class of shares, Class C stock, which will only be available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares will be purchased for cash consideration at the equivalent price of Class B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder will be required to maintain sales of $75,000 annually in the sale of Agri-Labs' products or $20,000 in TITANIUM®/MASTERGUARD® vaccines sales or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares. Historically, the Board has declared dividends with respect to Class B shares for each calendar year since 1987 through 2002. It has not declared dividends on Class A shares. The first dividend for Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per Class B share since 1998. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of shares.

Agri-Labs proposes to distribute annual dividends on the Class C shares at an amount equal to the Class B share dividends based on a pro-rata share of net profits. It is expected that Class C dividends, just as Class B dividends, will be prorated based on both the number of and length of ownership of Class C shares for the calendar year for which the dividend is declared.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the Subscription Agreement. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of first refusal to purchase the shares at book value. See the "Description of Securities" section of this Offering Circular.

THE OFFERING

Securities Offered	100,000 shares Class B stock 100,000 shares of Class C stock
Price Per Share	$20.07 per Class B shares[2] $20.07 per Class C shares[3]
Total Shares Issued and Outstanding After Offering	192,356 shares Class B stock 100,000 shares Class C stock
Total Proceeds	$2,007,000 – Class B shares $2,007,000– Class C shares $4,014,000 total Class B and C shares
Dilution	
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement.
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. A shareholder will not be entitled to a return of his or her purchase price based on the failure of Agri-Labs to achieve any minimum level of sales in this Offering. If a shareholder wishes to rescind the purchase , that request will be subject to Agri-Labs ability to redeem the shares as provided in its Bylaws. Also, since no minimum purchase amount is required, it is possible that the issuer would only sell a nominal amount of shares and might not have sufficient proceeds to further the goals of this Offering.

There Are Substantial Restrictions On Transfer Of The Shares. The Class B and C Shares purchased in this Offering are subject to strict restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed

---

[2] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $20.07 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000.

[3] *See Footnote 2*

transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

Historically (from 1994 through 1998) 29 Class B shareholders have requested approval to transfer 34,751 Class B shares to third parties. Agri-Labs has always allowed the transfer when the shareholder has proposed to transfer Class B shares and has not been required to redeem any of the shares in these transactions.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. There will be no active secondary trading market in the Class B and C shares purchased in this Offering. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so, in the event Agri-Labs elects not to or is unable to redeem the shares.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. Under the terms of the Bylaws and terms of the Subscription Agreement, in order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, under the Bylaws and terms of the Subscription Agreement Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Historically, when a Class B shareholder has terminated employment or when that shareholder's employer has terminated a Class A shareholder distribution agreement with Agri-Labs, the Class B shares have either been redeemed or a transfer to a qualified third party has been approved. In total 75 Class B shareholders holding 52,406 Class B shares have been subject to redemption or transfer of shares because of termination of qualified status. Of these, 35 Class B shareholders holding 25,155 shares have had their shares redeemed by Agri-Labs. The remaining 40 shareholders holding 27,251 Class B shares have been allowed to transfer their shares to qualified third parties.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the purchasers must generate on an annual basis $75,000 of Agri-Labs' product sales or $20,000 of

TITANIUM® or MASTER GUARD® vaccine sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $75,000 of general products or $20,000 of TITANIUM® or MASTER GUARD® vaccine sales, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs has declared a dividend on Class B shares for each calendar year from 1987 through 2002. The first dividend declared by Agri-Labs in 1987 was for $0.25 per share, and the declared dividend has increased each year thereafter. The dividend has been $1.10 per share since 1998, and for the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Though the Company historically has been able to pay dividends on Class B shares, there is no guarantee that Agri-Labs' profitability and ability to pay dividends on Class B or Class C shares in the future will continue.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends on Class B shares, but not Class A shares. Going forward it intends to declare dividends on Class B and Class C shares equally, but not on Class A shares. However, the ultimate decision on declaring dividends in the future is subject to the unrestricted discretion of the Board of Directors.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of The Exclusive Right To Market TOP LINE® And DOUBLE IMPACT® Products Could Materially Affect Agri-Labs' Business. Agri-Labs' exclusive right to market TOPLINE® and DOUBLE IMPACT® products owned by Merial is subject to a one-year renewable contract. Although Agri-Labs expects this contract to be renewed annually, there is no guarantee this will be the case. The loss of this contract could reduce endectocide product sales if an alternative source is not secured. Endectocides are medications which control worms in cattle and on cattle. This product line represents approximately 6% of Agri-Labs' annual revenues.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Ninety percent (90%) of its annual revenues are generated by its 21 Class A shareholders. Agri-Labs top five (5) distributors in 2002 represented 56% of its total revenues. The U.S. animal health market over the last 10 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Agri-Labs currently has a distribution agreement with Intervet Supply, which is not a Class A shareholder, to market Intervet's equine, swine and selected cattle biological products through its retail distributors which expires in 2004. These products represent four percent (4%) of its annual revenues. The failure to renew this contract could have a material adverse affect on its revenues.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China, India and Ireland. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

The anticipated uses of the proceeds from this Offering is contained in the following table:

Gross aggregate proceeds	$3,994,000.00
less offering expenses	$0.00[4]
net proceeds after offering expenses	$3,994,000.00

Principal Purposes	25% Proceeds (1,003,500.00)		50% Proceeds (2,007,000.00)		75% Proceeds (3,010,500.00)		100% Proceeds (4,014,000.00)	
R & D Investments	$1,003,500.00	100%	$1,204,200.00	60%	$1,505,250.00	50%	$2,007,000.00	50%
Product Acquisition			$602,100.00	30%	$903,150.00	30%	$1,204,200.00	30%
Infrastructure			$200,700.00	10%	$301,050.00	10%	$401,400.00	10%
Marketing					$301,050.00	10%	$401,400.00	10%
Total	**$1,003,500.00**	**100%**	**$2,007,000.00**	**100 %**	**$3,010,500.00**	**100%**	**$4,014,000.00**	**100%**

The research and development (R & D Investments) use of proceeds described above will fund the development of extensions to current product lines involving cattle biologicals, and the development of new biologicals, generic pharmaceuticals and new animal pharmaceuticals. The

[4] Offering expenses estimated at $65,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

Product Acquisition category would potentially fund the cost of acquiring biologicals and pharmaceuticals products from other animal health manufacturers currently marketing such products who are divesting themselves of the products. Infrastructure expenditures would involve the cost to fund additional equipment and personnel as the Company grows. Finally, anticipated use of proceeds for marketing would involve supporting strategies to grow and enhance products and markets such as advertising, customer education, industry promotional events and customer purchase incentives.

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 25 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.
January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1987-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.
January 1991-Generic Drug Law ("GDL") goes into effect.

June 1992-Agri-Labs receives first Abbreviated New Drug Application ("ANADA") approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team..

April 1996-Company increases commitment to the small animal market with a new line of companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private label ivermectin products(products that control worms in animals): TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a new line of MLV cattle vaccines.

Agri-Labs is a leader in distribution, marketing and sales in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Agri-Labs is owned by its distributor shareholders. Their combined sales represent over $1.6 billion in product sales or 47% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Agri-Labs functions as an active marketing partner exploring markets and developing products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers it works with. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the manufacturers in the industry. The Company's distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with manufacturers which have helped develop and market new products, and reintroduced and extended the market life of existing, older products.

Agri-Labs facilitates the development and marketing of new animal health products by serving as an intermediary between researchers and research and development firms/manufacturers. It actively seeks out researchers who are developing solutions to meet the need for new products and arranges a relationship between researchers who originate the product concept and research and development/manufacturing firms who can provide the resources to obtain government approval and bring the product to market. In exchange for its services Agri-Labs attempts to position itself to obtain the exclusive right to market the resulting product. It is currently engaged in such projects with five manufacturers/research and development entities.

Distribution and Sales

The heart and soul of Agri-Labs is its distributor network. In the beginning, every distributor was in an ownership position with the Company. Currently, elected representatives of shareholders serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market.. A direct result of shareholders' input is the Company's marketing approach. It does not market its products based on individual animal species market demand. Rather, it bundles its products across multiple species markets, e.g., bovine, equine and swine market demand. This offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or accessories. This 'bundling' makes product decisions simpler and provides a springboard for driving sales across multiple species market opportunities. Agri-Labs distribution network consists of 425 outside sales representatives of Class A shareholders who market the products by traveling to and personal contact with potential purchasers. It also utilizes a staff of 225 inside sales representatives who are engaged in on-site telemarketing from Class A shareholder's office locations. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution through its Class A shareholders has 140 locations located throughout the United States to reach customers in all specie segments. These distribution locations are retail stores or branch stores of Class A shareholders which are retail sales outlets for products distributed by Agri-Labs. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's approach to marketing is also seen in its sales training seminars and incentive programs. Agri-Labs markets, distributes and sells products through our warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience.

This wide-ranging experience has allowed management to develop and initiate a marketing program that has proven success.

Agri-Labs' Purpose

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase market demand and resulting sales the Company frequently employs direct mailings to targeted market groups. Agri-Labs can respond rapidly to the market and most requests and inquiries can be handled immediately on the local level.

Innovation

The establishment of Agri-Labs in 1984 was an innovation in itself. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded ten (10) ANADAs and continues to be active in ANADA and New

Animal Drug Application (NADA) development and acquisition. The Company currently owns eleven (11) ANADAs. It owns no NADAs.

The Generic Animal Drug and Patent Term Restoration Act (GADPTRA) was enacted into law in 1988. Essentially it established a mechanism for obtaining approval of generic copies of pioneer NADAs with reduced testing requirements since the products had already been proven safe and effective. This created the Abbreviated New Animal Drug Application or ANADA. It also has a provision to restore a certain amount of patent protection to the pioneer company to compensate for protection lost during FDA regulatory review. The regulatory approval process requires demonstration of either chemical equivalency or actual bioequivalency depending on the dosage form in question. All true solution dosage forms or products that are constituted into a solution prior to administration(soluble powders) qualify for a waiver from conducting bioequivalency testing and only require demonstration that the product formulation is the same or nearly the same as the pioneer and is stable. Other dosage forms(pastes, tablets, suspensions) generally require bioequivalency testing versus the pioneer product. This usually is in the form of a blood level bioequivalency study but can be a clinical bioequivalency study if measurable blood levels of the product in question are not attainable. These studies along with other data are submitted to the Center for Veterinary Medicine(CVM)as an ANADA. CVM is a division of the Food and Drug Administration(FDA). If all data submitted is determined by CVM to be satisfactory and the manufacturer of the finished product is considered to be in compliance with Current Good Manufacturing Practices(CGMPs), CVM will issue an approval letter to the sponsor of the application. The product can then be legally marketed.

The significance of owning ANADAs has been and is providing a proprietary product and position to remain competitive and provide a greater return to our shareholders than simply buying and selling product owned by manufacturers or suppliers. It also affords Agri Laboratories greater control and flexibility in managing and growing our business.

Agri-Labs has also been recognized by the industry for its marketing support. Throughout the years the Company has been an active and enthusiastic supporter of the National Cattlemen's Beef Association ("NCBA") and the National Pork Producers Council ("NPPC") programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 50% of annual revenue.

Since 1997 Agri-Labs has entered into exclusive business arrangements and technology transfer agreements which have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch a line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently. Innovation is a way of life at Agri-Labs. Everyday the Company continues to look into opportunities and possibilities for improvement upon how it does business.

Our Brands

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, EquiLabs®, Performer®, Champion Protector® and Tradewinds®. Through these multiple brands it can reach the United States market in each marketing channel for its customers.

Number of Employees

During the 2002 calendar year Agri-Labs had forty (40) full time employees and one (1) part time employee. In 2001 it had thirty-eight (38) full time employees and one (1) part time employee.

Short-Term Liquidity and Capital Resources

The Company's amount of accounts receivable vary from month to month and can reach relatively high levels. However, this is not indicative of any cash flow problems or difficulty with collections. Rather, it is largely a consequence of extended payment terms offered to its customers. This is a common practice in the animal health industry utilized to move inventory because of the dating or relatively limited shelf life of the products. Extended payment terms are frequently provided by Agri-Labs suppliers and are passed through to customers. Also, these terms are utilized as a marketing and promotional tool to move product out of the Company's warehouse to our customers. To the extent Agri-Labs can load up its customers' inventory, it lessens the opportunities for competitors to make inroads in selling their products to our customers. The extended payment terms can vary from 60 to 120 days, or longer, depending on the profitability of the product and how critical the sale of the product is to current business needs. Notwithstanding the occasional spike in the level of these receivables, the Company has never experienced significant collection problems. Historically, less than one percent (1%) of accounts receivable have become past due. The Company has a solid record for customer collections. Consequently it does not believe any allowance for doubtful accounts is warranted in its financial statements.

The Company does have short-term working capital requirements to carry these receivables, purchase inventory and meet its operating needs. However, these needs are adequately provided for by adequate credit limits and payment terms provided by the Company's suppliers and through outside bank financing. The Company has an $11 million line of credit through Commerce Bank, the Company's lender for over 15 years, at 3/4% below prime. The Company is in compliance with the covenants of the loan agreement and engages in periodic discussion with bank officers on the Company's direction and needs. Agri-Labs believes an increase in this line of credit could be obtained if needed. The Company's short-term working capital requirements is not one of the reasons for this Offering.

Competitive Conditions

Manufacturers of biologicals and pharmaceuticals products have the option of selling their products directly to livestock producers, veterinarians and dealers or using independent distributors, private label companies and marketing companies. Agri-Labs is positioned in the industry as a private label company and marketing company with no proprietary manufacturing capacity. It works with manufacturers to produce the Company's private label and proprietary products. Agri-Labs aligns itself with manufacturers who need sales and marketing expertise and a distribution network to bring products to the veterinary and retail livestock and consumer markets in the most economical manner. Agri-Labs competes with manufacturers of products with similar label indications that sell their products directly to veterinarians and these retail markets.

Agri-Labs has successfully competed in this market since 1984 by providing an outlet for manufacturers of animal health at a competitive price. By utilizing the volume purchasing opportunities of its distribution networks, it is able to provide animal health products to its distribution customers and their customers at competitive prices. Its competitive advantage is gained from having less infrastructure and overhead expense than its competitors, manufacturers who directly market their products, who must maintain the overhead and staff to support manufacturing operations. Agri-Labs supports its competitive pricing with marketing and sales support for its distribution network.

Agri-Labs' ownership of generic drugs and its development of proprietary biologicals has provided Agri-Labs an additional opportunity to compete with major manufacturers in product categories that are more profitable and have a longer product life cycle than comparable products.

The animal health industry continues to experience consolidation of the livestock industry that includes beef and dairy cattle, swine and poultry. This consolidation has given rise to pricing pressures on commonly used animal health products. The need of manufacturers to move products through production to maintain large inventories has provided pressure to discount the price of products. Also, significant FDA regulations have inhibited suppliers to Agri-Labs from introducing new products and maintaining a consistent supply of current products to distribute. These factors combine to limit supplies and therefore sales opportunities.

The Business of Tradewinds, Inc., a Wholly Owned Subsidiary

Tradewinds, Inc. ("Tradewinds") is a wholly owned subsidiary of Agri-Labs. The officers of Tradewinds are all officers of Agri-Labs: Steve Schram is President, Terry Christie is Secretary and Helen Taylor is Treasurer. The business of Tradewinds consists of selling selected animal health products of Agri-Labs under the brand name of Tradewinds to distributors who are not Class A shareholders of Agri-Labs. This allows Agri-Labs to reach a broader market with these selected products. The focus of these products is the over-the-counter, companion pharmaceutical and biological products.

Principal Customers of Agri-Labs

The following table represents the principal customers of Agri-Labs and the percentage of sales attributable to these customers for the last two fiscal years:

	2002 % of Sales	2001 % of Sales
Members – Class A Shareholders		
Professional Vet Products	20.27%	14.25%
Vet Pharm	13.79%	11.43%
Walco/Hi Pro	9.99%	20.14%
MWI Vet Supply	6.92%	5.50%
West Plains Vet	4.43%	3.13%
Valley Vet Supply	4.39%	4.84%
Robert J. Matthews, Co	3.73%	4.13%
Animal Pharmaceuticals, Inc.	3.33%	3.95%

Research and Development/Technical Trials

Agri-Labs in the regular course of its business enters into joint development agreements with manufacturers. Pursuant to these agreements Agri-Labs obtains exclusive marketing rights for the resulting products and/or royalty payments or a share of profits in exchange for funding part of the research and development costs. Agri-Labs is constantly looking for ANADA and NADA products to develop and acquire. It routinely funds technical trials, veterinary tests and research and development costs to insure there is a market for these products.

Terry Christie, Vice President of Research and Development of Agri-Labs, serves as the leader of a Product Review Team whose function is to review and approve all biological and pharmaceutical research projects. Once a project is approved by the PRT and Agri-Labs Board of Directors, the PRT assigns responsibility for each project and monitors the progress on a monthly basis. Christie leads and coordinates any pharmaceutical project if developmental work is required. This work typically requires finding and developing an active ingredient source, finding and reaching an agreement with a finished product manufacturer, developing a finished product, coordinating all testing and compilation of data necessary to file an ANADA. Christie prepares the ANADA application if Agri-Labs is going to be the sponsor of the application and does all of the regulatory follow up with CVM until the application is approved. He also does all post-approval regulatory work.

Agri-Labs is involved in research and development activities to obtain a proprietary interest in products. This leads to higher risk, but also creates the opportunity for higher profitability and return to shareholder than simply buying and selling product. To date, the Company has been successful in these endeavors and returns have outweighed the risk. Of course, there is no guarantee this trend will continue.

During the 2002 calendar year Agri-Labs spent $232,043 on research and development. In 2001 it spent $222,042 on research and development. In 2002 it spent $70,000 on technical trials, and in 2001 it spent $5,499 on technical trials.

Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market these products.

Agri-Labs entered into an agreement with Merial, Inc. for the exclusive right to market pioneer labeled endectocides manufactured by Merial which are a pour-on topical treatment for parasite control. These products are known by the trade names of TOPLINE® and DOUBLE IMPACT®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain levels of animal product distribution. The original Distribution Agreement is dated September 27, 1997 and was for a five (5) year term which expired on September 27, 2002. After expiration of the original five (5) year term, the contract is subject to annual renewal for successive one (1) year terms by mutual written agreement of Merial and Agri-Labs. The terms of the original contract have been amended by Amendment No. 1 to the Distribution Agreement dated November 27, 2002 effective for one (1) year term. That agreement has been extended for an additional year through November 27, 2004 by Amendment No. 2 to Distribution Agreement.

Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these products could not use these trade names. The patent for the active ingredients for these products expired in 2003, and generic drugs competing with these products have been on the market since 2002. There are currently eight competing generic drug substitutes which has caused the price for the products to decline. Agri-Labs has been granted an ANADA application to manufacture a generic drug substitute and has entered into an agreement with a third party to manufacture a generic drug substitute. The sale of the generic drug substitutes for these products would provide Agri-Labs a higher profit margin than sales of TOPLINE® and DOUBLE IMPACT®.

Agri-Labs has also entered into an agreement with Diamond Animal Health, Inc. for the exclusive right to market certain bovine vaccines. These products are known by the trade names TITANIUM® and MASTERGUARD®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain escalating levels of product distribution. The current Amended and Restated Bovine Vaccine Distribution Agreement is dated September 30, 2002 and extends through December 15, 2013. Thereafter, the Agreement automatically renews for successive one(1) year periods unless either party gives twelve (12) months prior written notice of its intent not to renew. However, the contract is expressly conditioned on Agri-Labs meeting a certain minimum volume of sales on an annual basis which escalates annually over the life of the contract. If Agri-Labs fails to meet these minimum product sales requirements it could lose the exclusive right to sell these vaccines. However, Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these vaccines could not use these trade names. The loss of the exclusive right to market these vaccines would not have a material impact on Agri-Labs revenues.

Additionally, Agri-Labs originally entered into several Supply Agreements with Bayer Corporation which granted Bayer the right to jointly market and distribute TITANIUM® and MASTERGUARD®. In exchange Bayer agreed to provide certain antigens it owned for inclusion in the vaccines to improve their marketability. Subsequently, Intervet, Inc. acquired a portion of Bayer which included the rights under these agreements. Intervet and Agri-Labs executed addendums to these Supply Agreement acknowledging the assignment of the contracts by Bayer to Intervet and substitution of Intervet for Bayer. The terms of these agreements provide for automatic renewal for successive periods of one (1) year unless terminated by either party by giving the other party written notice not less than six (6) months before the end of the then current terms.

Agri-Labs reached a separate agreement with Intervet for Intervet to supply the C. Fetus Antigen for inclusion in the vaccines to further improve the product. This agreement terminates on December 31, 2004 but may be extended thereafter on an annual basis at the option of either Intervet or Agri-labs by providing a minimum of six (6) months notice, provided that either party may elect not to renew the agreement.

At or about the same time Intervet and Agri-Labs entered the C. Fetus Supply Agreement, Intervet and Agri-Labs entered into a superseding Letter of Understanding dated December 18, 2002, which encompassed all distribution issues relating to all of the various Supply Agreements, and provides for a sharing of marketing concepts, rebates and other sales incentives. This agreement was effective only as to 2003, and new Letters of Understanding will be required for subsequent years. The total vaccine sales by Intervet and Agri-Labs are credited toward the minimum product sales requirements for Agri-Labs in meeting its minimum requirements to maintain its exclusive rights under its agreement with Diamond Animal Health, Inc.

The failure of Agri-Labs to annually renew its contract with Intervet could materially effect its ability to continue to effectively market these vaccines and maintain its exclusive marketing rights.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

Agri-Labs is directly affected by regulation by the FDA and the Center for Veterinary Medicine ("CVM"), a division of the FDA. CVM reviews all applications Agri-Labs submits for ANADAs and either denies or approves those applications. Furthermore, the FDA has authority to inspect Agri-Labs' physical facility with regard to storage and handling of pharmaceuticals. The FDA also has authority to remove from distribution products which Agri-Labs distributes.

Agri-Labs is only indirectly affected by regulation by the USDA, EPA and DEA. Agri-Labs does not directly interact with the USDA. It does not submit applications to the USDA for biologicals. However, it could be affected if the USDA took any adverse action with respect to the license for TITANIUM® and MASTERGUARD® held by Diamond Animal Health since Agri-Labs holds the exclusive rights to market these products. Also, the USDA and EPA have authority to remove from distribution products which Agri-Labs distributes. Agri-Labs has no direct interaction with the DEA. It does not distribute drugs which fall under the jurisdiction of the DEA, and therefore would not be affected by DEA action to remove products it regulates from distribution.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. A "triple net" lease or net-net-net lease is a lease whereby the lessee is responsible for maintaining insurance, taxes and maintenance on the leased premises. The Plant lease agreement currently requires a monthly rent of $28,140. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with cooler storage representing 46,000 square feet. This facility is located at 20927 State Route K, St. Joseph, MO 64505. This is the sole warehouse and executive offices of Agri-Labs. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Lakeland Vet, Inc.
Michigan Veterinary Farm Supply
National Animal Health
Robert J. Matthews Co.
Southern Livestock Supply Co., Inc.
Double E Investments
Veterinary Pharmaceuticals, Inc.
L&W Enterprises
Edward Bradford
Terry Christie
William Fuller
Larry Gladfelter
Herman Haenert
Dr. Keith Jeffers
Robert Lohmann
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Bruce Noyes
Helen Taylor
Cary Becker
Dr. Brett Terhaar

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Dr. Arnold Nagely, Age 60	Valley Vet Supply, Inc.	March 2002	March 2006
Walt Evans, Age 48	UPCO	March 2002	March 2006
William Fuller, Age 65	Fuller Supply Co., Inc.	March 2001	March 2005
Dale Steege, Age 60	Lakeland Vet	March, 2001	March 2005
Floyd Lewis, Age 45	Animal Pharmaceuticals	March 2003	March 2004
Dr. Lionel Reilly, Age 60	PVPL	March 2000	March 2004
Steve Schram, Age 42	Agri-Labs	N/A	Upon termination of employment as CEO

Directors Elect

Name	Company	Mo/Year Nominated	Term Expires
Dr. Robert Matthews, Age 61	R.J. Matthews Company	March 2003	March 2007
Chuck Vander Ploeg, Age 48	Vet Pharm	March 2003	March 2007

Outside Directors

Name	Mo/Year Nominated	Term Expires
Donald Janezic, Age 57	March 2002	March 2004
Leon Ellin, Age 59	March 2003	March 2005

Directors

Dr. Arnold Nagely has practiced veterinary medicine for over 25 years in northeast Kansas since receiving his DVM from Kansas State University. Dr. Nagely's interests include bovine medicine and surgery, dairy herd health, cow-calf production, swine medicine, canine and feline medicine and surgery. Dr. Nagely is a member of the Kansas Veterinary Medical Association, the American Veterinary Medical Association, the American Association of Bovine Practitioners, and the American Association of Swine Practitioners. Dr. Nagely divides his time between family and business activities.

Walt Evans is part of the second generation of the Evans family to work in the pet products industry, and is the co-owner of United Pharmacal Co., and entity created by his father almost 50 years ago.

William Fuller is the President of Fuller Supply Co., Inc., a dealer in dairy, sanitary, veterinary supplies and animal health products and services since 1964.

Dale Steege is the co-founder, owner and operator of Lakeland Vet, Inc., a Minnesota corporation that has been in the business of sales of animal pharmaceuticals and supplies for over 35 years.

Floyd Lewis is an owner and operator of Animal Pharmaceuticals, Inc., a wholesaler of veterinary equipment and supplies since 1984 based in the State of Washington.

Dr. Lionel Reilly is the President and CEO of Professional Veterinary Products, Ltd., an Omaha-based company and a leader in the wholesale of animal health products. After earning his DVM degree from Kansas State University in 1970, Dr. Reilly served as a post veterinarian at Hunter Army Airfield in Georgia and worked in private practice in Denver. He joined Professional Veterinary Products in 1983.

Dr. Robert Matthews is the Vice President of Robert J. Matthews Co., an animal health and related products distributor out of Massillon, Ohio.

Chuck Vander Ploeg is the President and CEO of Vet Pharm, Inc., a full service animal health products distributor providing services to veterinarians across the United States since 1983.

Leon Ellin is Executive Vice President and Chief Financial Officer ("CFO") of Allied Office Products of Clifton, New Jersey. Allied is a $275 million distributor of office supplies. His primary responsibilities include strategic repositioning and restructuring loans. Prior to this from September of 1998 until May, 2002 he was a Senior Vice President and CFO of Wilton Industries based in Woodridge, Illinois, a leading marketer of consume house wares and craft supplies.

Donald Janezic is a Certified Public Accountant. Since 1987 to the present he has been the CFO of Bigelow Tea Co. based in Fairfield, Connecticut.

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 41 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989
- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds,

Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Terry Christie serves as Vice President of Research & Development for Agri-Labs. He is 51 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health(formerly Tech America) 1987-1989

Mr. Christie was hired in his present position with Agri-Labs on October 30, 1989. As Vice President of Research and Development Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Herman Haenert serves as Vice President of Business Development. He was born and raised in Germany. He is 63 years of age. He received his elementary education in East Germany and one year of advanced studies in West Berlin, Germany. He immigrated to the United States in 1953 and graduated from Scales Mound, Il High School and the Rockford Business College, Rockford, Illinois. His professional background prior to joining Agri-Labs is as follows:

- 1960-1970 Hanley Furniture Co., Rockford, Illinois, Various management positions
- 1970-1971 Commodity Broker, Chicago Mercantile Exchange
- 1971 Started Wholesale Veterinary Supply in Rockford, IL., a mail order animal health business, in conjunction with a veterinarian
- 1972 Merged Wholesale Veterinary Supply with an existing animal health business in Rockford, IL. (Cole Chemical)
- 1972-1984 President, Wholesale Veterinary Supply, Inc., Started ProVet of Loves Park (ethical distribution business), Rockford Pet & Livestock Supply, (retail stores), Groom Rite Products (manufacturer of grooming tables, tack boxes and other ancillary products for the grooming industry).
- 1984 sold Wholesale Veterinary Supply, Inc., and associated companies to ConAgra.
- 1984-1992 President, Wholesale Veterinary Supply, Inc., ProVet Companies and Omaha Vaccine. During that time period, acquired nine animal health entities,

exclusive product lines and marketing agreements as part of a strategic ConAgra Animal Health Company plan, creating a $100,000,000 company.

- 1984 Founding member of Agri-Laboratories, Ltd. in St. Joseph, MO with 25 initial investors.
- 1992- to present, Agri-Labs, St. Joseph, MO. Vice President Business Development.
- Past President and Chairman of AVDA (American Veterinary Distributing Association).

Bill Barr serves as Vice President of Sales and is 45 years of age. He was born and raised in Iowa. He graduated from Red Oak High School in 1975. He served in the United States Air Force 1976-1982 and was honorably discharged. His professional background prior to joining Agri-Labs is as follows:

- Managed Barr Feed, Fuel and Chemicals 1978-1991
- Iowa Veterinary Supply – Territory Manager – 1991-1993
- Vet Pharm, Inc. – Marketing Representative – 1993 – 1998

Mr. Barr joined Agri-Labs as the Southeast Regional Sales Manager in 1998. In 2001 he was selected as the National Sales Manager. He currently serves as Vice President of Sales. In this position his responsibilities include overseeing all sales activities both inside and outside Agri-Labs to include the Customer Service Department. He works regularly with the Marketing Team to assist in writing and implementing programs. He has responsibility for overseeing the regional sales managers and the customer service manager who report directly to him.

Helen Taylor is the Chief Financial Officer for Agri-Labs. She was born and raised in Missouri. She graduated from Savannah High School in 1974. She attended Northwest Missouri State College in St. Joseph, Missouri and graduated with a B.S. degree in Accounting in July of 1977. She was a staff accountant with the public accounting firm of Melvin P. Ketter, CPA from 1977 to 1978. She passed her CPA exams and was licensed in November of 1978. She then served as a staff accountant with the public accounting firm of Bill Blanchard, CPA from 1978 to 1984. She obtained a Masters of Business Administration from NW Missouri State University in 1983. She established her own accounting firm in 1984 and was actively engaged in that business from 1984 through 1996. She was also a full time instructor at Missouri Western State College from 1985 through 1996. She served as Director of Finance for Agri-Labs from April, 1997 to 2001. She has been Chief Financial Officer of Agri-Labs since January, 2002. Her age is 46.

Edward S. Sloan, Secretary – Serves as national legal counsel for Agri-Labs. His employment is with Niewald, Waldeck & Brown in Kansas City, Missouri. He also serves as recording secretary for all Shareholder and Board of Director meetings. For the prior five years Mr. Sloan has been a partner with the Kansas City law firm of Niewald, Waldeck & Brown, P.C. Mr. Sloan is in charge of the business section of the firm. He serves as counsel to a multitude of clients handling transactional work, the formation of business entities, financial affairs and operational issues for his clients. He is 42 years old.

Cary Becker serves as Vice President of Special Projects for Agri-Labs. He was hired in this position on May 1, 1999. He is 43 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.
- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

Brett Terhaar, DVM serves as Vice President of Technical Services for Agri-Labs. He was hired in this position on June 1, 1998. He is 38 years of age. He was born and raised in Iowa. He graduated from Elk River Senior High School in 1983. He attended and graduated from Bethel College with a B.A. in Biology in 1987. Thereafter he graduated from the University of Minnesota, College of Veterinary Medicine 1991. His professional background prior to joining Agri-Labs is as follows:

- Veterinary Practitioner, Ainsworth Veterinary Clinic Ainsworth, NE 1991-1992
- Veterinary Practitioner, Waconia Veterinary Clinic, P.A. Waconia, MN 1992-1993
- Technical Services Manager, Syntex Animal Health, West Des Moines , IA 1993-1995
- Director, Technical Services/Research Farm, Diamond Animal Health, Winterset, IA 1995-1997
- Technical Services Manager, Hoffmann-LaRoche, Inc., Winterset, IA 1997-1998

Dr. Terhaar's primary responsibilities as Vice President of Technical Services are to provide leadership and direction to the Technical Services group of Agri-Labs. In this position he oversees the use of technical service resources to coordinate research with sales and marketing, and customer service of the firm. He is also responsible for insuring for the proper training of the distribution network in an efficient and cost effective manner.

RENUMERATION OF DIRECTORS AND OFFICERS

Title	Total Annual Compensation
Chief Executive Officer, President & Chairman of the Board, and	$326,042
Vice President of Research and Development	$332,660
Vice President of Business Development	$194,796
All Officers and Directors as a Group (Note: This consists of 8 Officers and 2 Directors who were compensated)	$1,588,824

There are two (2) stock option plans approved by the Board of Directors as follows:

1. **Executive Share Appreciation Plan**. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock at the time the units are granted. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. Only one employee has been granted such units. The CEO Steve Schram has 15,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $8.56 per share. The Units were granted on January 1, 1997.

2. **Incentive Stock Option Plan**. Agri-Labs has also established an Incentive Stock Option Plan ("Incentive Plan"). Under the Incentive Plan key executive employees selected by the Board of Directors may from time to time be granted options to purchase shares at the current book value of the shares. The total number of shares which may be granted under the Incentive Plan is currently limited to 40,000 shares. The options must be exercised during the option period as specified in the Stock Option Agreement which shall not exceed 10 years from the date the option is granted. The following employees have been granted options on Class B shares:

Name	Options	Exercise Price	Date of Exercise
Cary Becker	**2,000 shares Class B**	**$13.84**	**unexercised**
Herman Haenert	**4,000 shares Class B**	**$13.84**	**unexercised**
Helen Taylor	**2,000 shares Class B**	**$13.84**	**unexercised**

William Barr	1,000 shares Class B	$16.74	unexercised
William Barr	1,000 shares Class B	$17.73	unexercised
Brett Terhaar	1,000 shares Class B	$16.74	unexercised
Brett Terhaar	1,000 shares Class B	$16.74	unexercised

3. Agri-Labs also provides a Life Insurance Policy insuring the life of its CEO Steve Schram. Death benefits that could be paid under the policy are split equally between the CEO's designated beneficiary and the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 21 Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a six (6) month period and is renewed semi-annually. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

Under the agreement Agri-Labs authorizes the distributor to sell its products and the distributor agrees to use its best efforts to sell these products. The sales prices are set in an exhibit to the agreement, and Agri-Labs has the unilateral right to revise these prices at its discretion. Payment for purchases by the distributor are due 30 days after invoice. Unpaid balances accrue interest at the rate of 1 ½%. Credit limits for distributors are set forth in an exhibit to the agreement. Payments due under the agreement are secured by a pledge of the distributor's Class A shares. Under the agreement the distributor agrees to keep confidential certain matters including customer lists, marketing information, proprietary product information, prices and financial information. Agri-Labs has the ability to terminate the agreement on the occurrence of certain events defined in the agreement.

The amounts of accounts receivable owed by Class A Shareholders as of November 30, 2003 and the aging report with respect to these accounts is contained in the following table:

	11/30/2003	%
	A/R Balance	of A/R
Members		
Professional Vet Products	$2,529,000.95	22.55%
Vet Pharm	$814,922.44	7.27%
Walco/Hi Pro	$299,228.75	2.67%
MWI Vet Supply	$716,961.52	6.39%
West Plains Vet	$582,672.54	5.20%
Valley Vet	$262,573.95	2.34%

Robert J. Matthews, Co	$403,507.62	3.60%
Animal Pharmaceuticals, Inc.	$742,904.48	6.63%
Animal Medic	$190,263.74	1.70%
Veterinary Pharmaceutical, Inc	$377,312.50	3.37%
Vet & Poultry	$262,013.34	2.34%
Fuller Supply Co., Inc	$465,265.33	4.15%
Jeffers, Inc	$134,726.85	1.20%
Northwest Veterinary Supply	$206,481.53	1.84%
Lakeland Vet, Inc	$40,504.41	0.36%
Wynco, LLC	$30,262.83	0.27%
Southern Livestock	$227,862.56	2.03%
Michigan Vet Supply	$20,494.66	0.18%
United Pharmacal Co., Inc	$23,145.07	0.21%
National Animal Health	$10,116.78	0.09%
Non Members	$2,872,404.77	25.62%
Totals	**$11,212,626.62**	**100.00%**

The aging of the Accounts Receivable is as follows:

Current	85.6%
30 - 60 days	14.3%
Over 60 days	0.1%
	100.00%

Two of Agri-Labs Class A shareholders have redeemed their shares and are owed payment for the redemptions under unsecured promissory notes. One note is owed to Westfalia Surge, Inc. in the amount of $192,500 without interest. The final payment for the principal amount owed on the note is due on July 15, 2004. The second note, accruing interest at 3% per annum, is owed to W & W Supply Company of Florida, Inc. The principal amount of that note is $298,654. The principal plus accrued interest is due in two equal payments on July 1, 2004 and January 2, 2005.

The Chief Executive Officer and Chairman of the Board of Directors owed a promissory note to Agri-Labs. The amount of the note as of April 30, 2003 was $3,335, including accrued interest. The note was paid off in September, 2003.

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. The General Partner of the Partnership is K-Highway General Partnership, Inc., a Missouri Corporation, which is wholly owned by Steve Schram, the CEO and Chairman of the Board of Directors of Agri-Labs. Agri-Labs leases its physical facilities, a warehouse and executive offices from the Partnership.

Under the terms of the Plant Lease Agreement, Agri-Labs is currently obligated to pay a monthly rent of $28,140.

Agri-Labs has loaned $1 million to Diamond Animal Health, Inc., a manufacturer and supplier of the TITANIUM® and MASTERGUARD® vaccines. The loan was used to repair the roof of Diamond's manufacturing facility in Des Moines, Iowa and to purchase equipment. The amount owed on the loan is $750,000. The loan draws interest at prime interest rate and is scheduled to be paid off as follows: $250,000 in 2004 and $500,000 in 2005. The loan is referred to in Note 3 to the audited financial statements attached hereto.

PRINCIPAL STOCKHOLDERS

The following table reflects the beneficial ownership of voting securities of Agri-Labs, Class A shares, for each person who is a director:

Director	Company through which Stock Owned	Shares Owned	Percentage of Outstanding Class A Shares
Floyd Lewis 1504 S. 36th Yakimo, WA 98909-1846	Animal Pharmaceuticals, Inc.	15,000	5%
Walt Evans 3705 Pear Street St. Joseph, MO 64503	Double E	15,000	5%
Bill Fuller 3004 Woodleigh Road Birmingham, AL 35223	Fuller Supply Company	15,000	5%
Dale Steege 14101 West 62nd Street Eden Prairie, MN 55344	Lakeland Veterinary Supply Co.	15,000	5%
Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	Professional Veterinary Products	15,000	5%
Dr. Robert K. Matthews 2850 Nave Road SE Massilon, OH 44646	Robert J. Matthews Co.	15,000	5%
Dr. Arnold Nagely East Highway 36 Marysville, KS 66508	Valley Veterinary Clinic, P.A.	15,000	5%
Chuck VanderPloeg 392 15th Street, NE Sioux City, IA 51250	Vet Pharm, Inc.	15,000	5%
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505		15,000 Share Units convertible to shares at $8.56 share	4.76%
Officers and Directors as a Group:		120,000 shares 15,000 Share Units	42.85%

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors, and for all officers and directors as a group:

Name	No. of Shares	Percentage of Outstanding Class B Shares Before Offering	Percentage of Class B Shares After the Offering - Maximum
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505	5,600	6.0635%	2.91%
Herman Haenert Vice President of Business Development 20927 State Route K St. Joseph, MO 64505	4,070	4.4069%	2.11%
All Officers and Directors as a Group	21,439	23.2134%	7.333%

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. There are currently 300,000 shares of Class A common stock outstanding. Prior to this Offering it has issued 123,076 shares of Class B common stock and it has redeemed 30,720 shares of Class B common stock. There are currently 92,356 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared The declaration of dividends is discretionary with the Board of Directors and the Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends with respect to Class B shares every calendar year from 1987 through 2002. It has not declared dividends on Class A shares. The first dividend on Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per share every year since 1998. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the shares. Going forward, it is the intention of the Board to declare dividends on Class B and C shares equally prorated to reflect the length of ownership of Class B and C shares, but not Class A shares.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($20,000 in TITANIUM® and/or MASTER GUARD® vaccine sales or $75,000 in annual general product sales) Agri-Labs will have the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

None of the shares have any preemption rights or conversion rights. All of the shares, Class A, B and C shares are subject to redemption rights contained in the Bylaws of Agri-Labs.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($75,000 of annual sales of general products or $20,000 in vaccine sales of TITANIUM® and /or MASTER GUARD®) Agri-Labs will have the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Class A, B or C Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

<u>Indemnification Of Officers, Directors and Employees</u>. As authorized by Delaware Corporation Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the Delaware General Corporation Law. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the Delaware General Corporation Law.

<u>Limited Transferability And Lack Of Market Ability</u>. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. These Shares, as well as the Class A shares, are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book value determined by the Company's accountants at the end of the month preceding the date Agri-Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period.. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares. This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 100,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $20.07 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current book value. In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. At the time of making any adjustment, the aggregate offering amount will be recalculated considering the shares already sold under the Offering and the shares to be sold at the new adjusted price. If the recalculated new aggregate offering amount would exceed $5 million the Company will either lower the aggregate number of shares it will issue under this Offering or it will not adjust the price. In either event it will be mathematically impossible to exceed $5 million under any future adjustment based on terms disclosed in any supplemental Offering Circular. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. Since the year 2000, Agri-Labs has pro-rated these dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared. It intends to prorate dividends to Class B and C shareholders in the future consistent with this practice.

Plan of Distribution

The Class B and C shares will be offered directly by Agri-Labs management. The individuals who will participate in the offer and distribution of the shares will be Steve Schram, the Chief Executive Officer of the Company, Cary Becker, Vice President of Special Projects and Helen Taylor, the Chief Financial Officer. None of these individuals are subject to statutory disqualifications as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934 ("1934 Act"), nor will any of them be compensated in connection with their participation in the offering by commission or other transaction-based compensation. Further, none of these individuals are associated persons of a broker-dealer, and all of them meet the conditions stated in Rule 3a4-1(a) (4) (ii) under the 1934 Act. None of these individuals will be deemed a broker by virtue of compliance with Rule 3a4-1.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($75,000 of annual sales of general products or $20,000 in vaccine sales of TITANIUM® and /or MASTER GUARD®) Agri-Labs will have the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. This Offering will commence upon the date of this Offering Circular and will be done on a continuous basis thereafter until all of the allotted Shares are sold. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

Agri-Labs is not involved in any litigation nor is it aware of any such litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statements of Agri-Labs as of December 31, 2001 and as of December 31, 2002, included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto as Exhibit H and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram or CFO, Helen Taylor at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533
Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

PART III - EXHIBITS

Item 1. Exhibits

* Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May 12, 2004.

AGRI-LABORATORIES, LTD.

By: 

Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	5-12-04	President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
Helen M Taylor Helen Taylor	5-12-04	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagely	__________	Director
____________________ Leon Ellin	__________	Director
____________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ___________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller	5/12/04	Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis	4/12/04	Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ___________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	5/12/04	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagely	__________	Director
____________________ Leon Ellin	__________	Director
____________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews	5-12-04	Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	May 12 2004	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagely	__________	Director
____________________ Leon Ellin	__________	Director
____________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans	5-12-04	Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ____________________________________

Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
______________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
______________________ Helen Taylor	__________	Chief Financial Officer
______________________ William Fuller	__________	Director
______________________ Floyd Lewis	__________	Director
______________________ Dale Steege	__________	Director
______________________ Dr. Robert Matthews	__________	Director
______________________ Dr. Lionel Reilly	__________	Director
______________________ Walt Evans	__________	Director
Arnold D. Nagely Dr. Arnold Nagely	5-12-04	Director
______________________ Leon Ellin	__________	Director
______________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagely	__________	Director
Leon R. Ellin Leon Ellin	5/12/04	Director
____________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on May _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	__________	Director
____________________ Dr. Arnold Nagely	__________	Director
____________________ Leon Ellin	__________	Director
____________________ Buzzy Bluestone	__________	Director

EXHIBIT 6.3

Exhibit 6.3

Amendment No. 2 to Distribution Agreement

THIS AMENDMENT is made between AGRI-LABORATORIES, LTD., a Delaware corporation located at 20927 State Route K, St. Joseph, MO 64505 (hereinafter "Agri-Labs") and MERIAL LIMITED, a company limited by shares registered in England and Wales (registered number 3332751) with a registered office at P.O. Box 327, Sandringham House, Sandringham Avenue, Harlow Business Park, Harlow, Essex CM19 5TG, England, and domesticated in Delaware USA as Merial LLC and having a place of business at 3239 Satellite Boulevard, Duluth, Georgia 30096 USA (hereinafter "Merial"), to be incorporated as part of the Distribution Agreement dated September 29, 1997, as amended by Amendment No. 1 to Distribution Agreement dated November 27, 2002;

WITNESSETH:

WHEREAS, Merial and Agri-Labs entered into a Distribution Agreement, effective September 29, 1997 (hereinafter the "Agreement"); and

WHEREAS, Merial and Agri-Labs amended said Agreement by the execution of Amendment No. 1 to Distribution Agreement dated November 27, 2002 (hereinafter "Amendment 1"); and

WHEREAS, the parties intend to retain all of the provisions and effects of the Agreement, as amended by Amendment 1, except the following modifications described below, as mutually agreed to as per Article 21.6 of the Agreement:

1.0 The parties hereby agree that the term of the Agreement shall be extended up to and including November 27, 2004.

2.0 All provisions of this Amendment 2 shall be incorporated as part of the original Agreement, as amended by Amendment 1, and shall be given the same force and effect as the provisions therein.

3.0 This Amendment 2 shall be deemed effective upon the signing of this document by Merial and Agri-Labs.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment s to be executed by themselves or their duly authorized representatives.

ACCEPTED: AGRI-LABORATORIES, LTD.	**ACCEPTED:** MERIAL LIMITED
BY: [signature]	**BY:** [signature]
TITLE: President/CEO	**TITLE:** V.P., Ruminant. NA.
DATE: 11/3/03	**DATE:** 11/4/03

MERIAL LEGAL
21 July 2003

AMENDMENT NO. 1
TO DISTRIBUTION AGREEMENT

This Amendment No. 1 ("Amendment") is entered into on this 27 day of November, 2002, by and between Merial Limited, a company limited by shares registered in England and Wales (registered number 3332751) with a registered office at PO Box 327, Sandringham House, Sandringham Avenue, Harlow Business Park, Harlow, Essex CM19 5TG, England, and domesticated in Delaware, USA as Merial LLC with offices at 3239 Satellite Blvd., Duluth, GA 30096 ("Merial") and Agri-Laboratories, Ltd., a Delaware corporation, with offices at 20927 State Route K, St. Joseph, MO 64505 ("Agri-Labs").

WHEREAS, Merial and Agri-Labs are parties to a certain Distribution Agreement dated as of September 29, 1997 (the "Original Agreement"); and

WHEREAS, Merial and Agri-Labs desire to amend the Original Agreement in accordance with the terms and conditions set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions.

   a. In General. Capitalized terms used herein shall have the meanings ascribed to them in the Original Agreement, unless otherwise defined herein. Without limiting the generality of the foregoing, the following capitalized terms shall have the following meanings for purposes of the Original Agreement and this Amendment No. 1.

b. "Agreement" shall mean this Amendment and the Original Agreement taken together as a whole.

c. "Products" shall mean the Products set forth in Schedule A as amended in writing from time to time.

d. "Price" shall be the Prices for the Products as set forth in Schedule E as revised by this Amendment No. 1.

e. "Agri-Labs Members" shall be the Members listed in attached Schedule C as revised by this Amendment No. 1.

f. "Schedule B" shall be the Trademarks set forth on Schedule B as revised by this Amendment No. 1..

g. "Schedule E" shall be the Pricing for the Product under the terms of this Agreement as revised by this Amendment No. 1.

h. "Product Inventory" shall be the remaining total Product inventory of the Product by size as of the date of termination of this Agreement.

2. Parties hereto acknowledge and agree that the following sections shall be deleted in their entirety from the Original Agreement:

Section 2.3;

Section 12.1;

Section 12.2;

Section 13.2; and

Section 13.3.

In addition, the parties hereto acknowledge and agree that Schedule F shall be deleted in its entirety from the Original Agreement and not be replaced.

3. Parties hereto hereby acknowledge and agree to delete Section 6.2 of the Original Agreement and hereby insert the following 6.2:

> Agri-Labs will submit firm orders to MERIAL at least four (4) months in advance of the desired delivery date. Unless otherwise authorized by Merial in writing, supplied quantities of Products to Agri-Labs will not surpass twenty-five (25%) of the combined Agri-Labs member Merial Sales Agents dose sales and Distributors dose purchases of IVOMEC brand products. This ratio will be determined by comparing the previous twelve-month Agri-Labs member Sales Agent dose sales and Distributor dose purchases on a calendar basis with the determination made by Merial on the beginning date of the fourth quarter of each calendar year of the Agreement.

4. Parties hereto hereby acknowledge and agree to delete Section 17.1 of the Original Agreement and hereby insert the following 17.1:

> Effective Date, Term and Renewal. This Agreement will be effective as the date set forth on the first page hereof and will continue in full force and effect for a term of one (1) year. This Agreement may be terminated by either party at any time by written notice to the other party at least ninety (90) days prior to the requested Termination Date. The said ninety (90) period shall begin to run from the time of mailing of the notice by registered mail.

5. The parties hereto agree as follows: (1) in the event of termination for any reason by either party, Merial shall provide a detailed accurate inventory of Product Inventory remaining as of the date of termination within five (5) days from the date of termination; and (2) in the event of termination for any reason, Agri-Labs shall have a right of first refusal to be exercised in writing by notice to Merial within thirty (30) days after termination of this Agreement (the "Notice") to purchase the Product Inventory

remaining in whole or in part at the then current pricing being offered to Agri-Labs. In the event Agri-Labs exercise less than all its right to purchase all the Product Inventory Merial shall have the right to sell any inventory of Products Inventory still remaining after Agri-Labs exercise or non-execrcise of its right of first refusal. For any remaining Product Inventory to be sold by Merial, Agri-Labs grants to Merial a limited trademark license to sell such remaining Product Inventory bearing the Agri-labs tradename and/or logo for a definite period of ninety (90) days from the date of the Notice of Agri-Lab's exercise, non-exercise or partial exercise of it right of first refusal; and (3) in the event at the end of the ninety (90) day limited trademark license, Merial requests prior to the expiration an extension of the limited trademark license such request shall not be unreasonably withheld, but in no event shall the extension exceed an additional ninety (90) days.

6. Effective Amendment. This Amendment No. 1 is hereby incorporated by reference into the Original Agreement as if fully set forth therein, and the Original Agreement, as amended by this Amendment shall continue in full force and effect following and delivery hereof, and shall be referred to as the "Agreement." In the event of any conflict between the terms and conditions of the Original Agreement and this Amendment, the terms and conditions of this Amendment shall control. There are no other understandings, representations or warranties of any kind, express or implied.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be executed by their duly authorized representatives as of the date first written above.

AGRI-LABORATORIES, LTD.

By: 

Steve Schram, President

Merial

By: 

Ives Perello

Vice President, Ruminant N.A.

Schedule A

Products

1% Ivermectin Injection for cattle/swine, 50 ml (33101)
1% Ivermectin Injection for cattle/swine, 200 ml (33103)
1% Ivermectin Injection for cattle/swine, 500 ml (33102)
Pour-On for cattle, 250 ml (74441)
Pour-On for cattle, 1 liter (74442)
Pour-On for cattle, 2.5 liter (74443)
Pour-On for cattle, 5 liter (74444)

Schedule B

Trademarks

Trademark	Product
Double Impact	1% Ivermectin Injection for cattle/swine, 50 ml (33101) 1% Ivermectin Injection for cattle/swine, 200 ml (33103) 1% Ivermectin Injection for cattle/swine, 500 ml (33102)
Top Line	Pour-On for cattle, 250 ml (74441) Pour-On for cattle, 1 liter (74442) Pour-On for cattle, 2.5 liter (74443) Pour-On for cattle, 5 liter (74444)

Schedule C

ANIMAL HEALTH SUPPLY
ANIMAL MEDIC
ANIMAL PHARMACEUTICAL
FULLER SUPPLY
JEFFERS VET SUPPLY
LAKELAND VET SUPPLY
K & K SUPPLY
MICHIGAN VET FARM SUPPLY
MWI VETERINARY SUPPLY CO.
NATIONAL ANIMAL HEALTH
NORTHWEST VET SUPPLY
PROFESSIONAL VET PRODUCTS, LTD
ROBERT J. MATTHEWS CO.
SIOUX NATION VET SUPPLY
SOUTHERN LIVESTOCK
UPCO
VALLEY VET SUPPLY
VET & POULTRY SUPPLY
VET PHARM, INC.
VETERINARY PHARMACEUTICALS
W & W
WALCO
WEST PLAINS VET SUPPLY
WYNCO

Schedule E

Pricing

Product	Size	Agri-Labs Price
Double Impact 1%	50 ml	*
Double Impact 1%	200 ml	*
Double Impact 1%	500 ml	*
Top Line Pour-On	250 ml	*
Top Line Pour-On	1 liter	*
Top Line Pour-On	2.5 liter	*
Top Line Pour-On	5 liter	*

*CONFIDENTIAL TREATMENT REQUESTED

SUPPLY AND MARKETING AGREEMENT

by and between

MERIAL LIMITED

and

Agri Laboratories, Ltd.

Dated: September 29, 1997

DISTRIBUTION AGREEMENT

THIS AGREEMENT, dated as of the 29th day of September, 1997, by and between Merial Limited, a company limited by shares registered in England and Wales (registered number 3332751) with a registered office at 27 Knightsbridge, London SW1, England, and domesticated in Delaware, USA as Merial LLC ("MERIAL").

AND

AGRI LABORATORIES, --.Ltd., a Delaware Corporation, which has its principal place of business at 20927 State Route K, St. Joseph, Missouri 64505 ("AGRILABS")

W I T N E S S E T H :

WHEREAS:

a. MERIAL manufactures and supplies certain products for animal health use;
b. AGRILABS has considerable experience in the sale and marketing of products for such use;
c. AGRILABS is interested in distributing certain MERIAL products;
d. MERIAL is willing to supply AGRILABS with one or more MERIAL products upon the terms and conditions as set forth below.

NOW, THEREFORE, in exchange for the promises and covenants described in this Agreement, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, MERIAL and AGRILABS hereby agree as follows:

1. DEFINITIONS

Each term defined below will have the following meaning and will include the singular and the plural.

a. "Affiliate" will mean (i) any business entity fifty percent (50%) or more of which is owned directly or indirectly by a party; (ii) any business entity which directly or indirectly owns fifty percent (50%) or more of a party; or (iii) any business entity under the direct or indirect control of any business entity as described in (i) or (ii) above. "MERIAL" shall include MERIAL's Affiliates.
b. "Agency" will mean any government regulatory authorities responsible for granting any permits, licenses, approvals, or registrations that must be obtained before the Products are marketed in the Territory.
c. "Products" will mean the products set forth in Schedule A as amended in writing from time to time. MERIAL will have the right in its sole discretion to add to the list of Products. Except as provided in paragraph 17.4, Products may only be deleted from Schedule A if agreed upon in writing by both parties.
d. "Promotional Literature" will mean all advertising, promotional and technical literature, label and packaging text, package inserts or any other material that bears a Trademark or that is used in the promotion of the Products.
e. "Registrations" will mean such government approvals as are necessary to sell, promote or distribute Products in the Territory.

f. "Territory" will mean the United States of America.

g.. "Trademarks" will mean the designated proprietary trademarks set forth in the attached Schedule B and associated trade dress and tradenames which are or will be owned by MERIAL pursuant to the Trademark Agreement (the "Trademark Agreement") dated the even date hereof, by and between MERIAL and AGRILABS and which are to be used on or in relation to the Products.

2. GRANT OF MARKETING RIGHTS

2.1 Marketing Rights

MERIAL hereby grants AGRILABS the exclusive right to market the Products only to its members in the Territory under the Trademarks and, at such time as MERIAL becomes owner of the Trademarks under the Trademark Agreement, MERIAL hereby grants AGRILABS the exclusive license to use the Trademarks to market the Products only to its members in the Territory. A list of Agrilabs members is contained in Schedule C which list may be updated by AGRILABS from time to time with the prior written approval of MERIAL. AGRILABS will sell the Products for its own account. All orders by AGRILABS' customers will be promptly filled by AGRILABS and AGRILABS will assume all credit risks. MERIAL reserves all other rights, including without limitation the right, either for itself or through third parties, to continue marketing the Products within and outside the Territory under the name(s) of MERIAL's choice, but not the Trademarks.

2.2 AGRILABS' rights outside the Territory

AGRILABS will not export or market any Products outside the Territory without MERIAL's consent in writing.

2.3 Non-competition

Except for macrocyclic lactone products for use or administration for the equine therapeutic class, during the term of this Agreement, and any renewal, AGRILABS will not develop or market any product that contains a macrocyclic lactone other than ivermectin purchased from MERIAL

2.4. No Subcontracting

Except for Agrilabs' members listed in attached Schedule C, AGRILABS will not subcontract or otherwise make any provision or arrangement for third-party distribution of any Products without the prior written consent of MERIAL. AGRILABS will not market Products through any Affiliate without MERIAL's prior consent in writing.

3. PRODUCT REGISTRATION AND AUTHORIZATIONS

3.1 Registration

The Products are already approved for marketing in the Territory under the name of MERIAL or an Affiliate. MERIAL will take all steps necessary to obtain the approvals of the

U.S. Food and Drug Administration, if any, that are necessary for AGRILABS to market the Products in the Territory. AGRILABS shall make no claim to any ownership rights to any MERIAL Product Registrations. AGRILABS will make no filings or other communications with any Agency without MERIAL's prior review and written approval.

3.2 Governmental inquiries

AGRILABS will promptly notify MERIAL of any and all inquiries received from any Agency concerning Products. AGRILABS will provide MERIAL with copies and translations of all correspondence with Agencies relating to Products. MERIAL will have the right to approve all responses to Agencies prior to dispatch and to participate in the resolution of all such inquiries.

4. TRADEMARKS

4.1 Authorization

Pursuant to the terms outlined in paragraph 2.1, AGRILABS will have the exclusive rights to use the Trademarks solely in association with the sale of the corresponding Products, solely in the Territory, and solely for the life of this Agreement. This authorization of use does not constitute a grant to AGRILABS of any property right or interest in any Trademark. AGRILABS will have no right to delegate or assign rights granted to it under this (or any other) subparagraph. AGRILABS will use the Trademarks only to the extent necessary to enable AGRILABS to carry out its obligations under this Agreement.

4.2 No confusingly similar marks

AGRILABS agrees that it will not register or use any trademark which, in the opinion of MERIAL, is confusingly similar to the Trademarks or to any other trademarks registered or used by MERIAL.

4.3 Alteration

AGRILABS will not remove or alter any patent numbers, trade names, trademarks (including Trademarks), notices, batch numbers, serial numbers, labels, tags or other identifying marks, symbols or legends affixed to Product or its containers or packages, or affix any of AGRILABS' own trademarks, identifying marks, symbols or legends to Product or its containers or packages without the prior written consent of MERIAL.

4.4 Infringement

AGRILABS will promptly advise MERIAL of all cases of potential infringement of the Trademarks. AGRILABS will render all reasonable assistance sought by MERIAL in connection with any action taken by MERIAL to protect or enforce its Trademarks. All decisions about such action, including the determination whether to initiate action or to settle, will be under the sole control of MERIAL. MERIAL will not be liable for reasonable attorneys' fees and expenses incurred by AGRILABS unless AGRILABS incurs those fees and expenses at the written request of MERIAL.

4.5 Actions by AGRILABS

Except as may otherwise be allowed by the Trademark Agreement, AGRILABS will not take any action relating to the registration, renewal, or infringement of Trademarks except upon the written request of MERIAL. In the event that any such registrations or renewals are secured by AGRILABS, whether in its own name or in the name of any Affiliate of MERIAL, such registrations and renewals will be effected solely for the benefit of MERIAL or its Affiliates. Within one (1) month after securing such registration or renewal, or promptly upon termination of this Agreement for any reason, AGRILABS will either assign the Registration as MERIAL directs or surrender it for cancellation. AGRILABS will voluntarily file, with the appropriate Agencies, any statement required in connection with such assignment or surrender.

5. PURCHASE, PRICE, AND PAYMENT

5.1 Requirements

AGRILABS will purchase from MERIAL AGRILABS' requirements of Products.

5.2 Price

Prices for the Products will be as set forth in Schedule E. These prices may be adjusted by MERIAL at its sole discretion from time to time upon sixty (60) days prior written notice to AGRILABS. These prices will be FOB AGRILABS' facility in St. Joseph, Missouri (Incoterms 1990).

5.3 Payment Terms

AGRILABS will pay to MERIAL the price of each shipment of Products within sixty (60) days after the date of the invoice. Payment will be remitted in U.S. currency by wire transfer in immediately available funds to a bank account to be designated in writing from time to time by MERIAL.

5.4 Taxes

All value-added, transfer, sales, and other taxes required in the Territory with respect to the Products sold by MERIAL to AGRILABS will be borne by AGRILABS.

6. FORECASTS, ORDERS, AND INVENTORY

6.1 Forecasts

In order to facilitate MERIAL's production planning, AGRILABS will furnish MERIAL, as soon as practicable, with its best estimate of the quantities of the Products it will require during the initial twelve (12) month period of this Agreement. An updated estimate, reflecting quantities AGRILABS is likely to require during each succeeding twelve (12) month period, divided into months, will be submitted in the first week of each calendar quarter. Such estimates will not constitute a contractual commitment.

6.2 Orders

AGRILABS will submit firm orders to MERIAL at least three (3) months in advance of the desired delivery date. Unless otherwise authorized by Merial in writing, supplied quantities of Products to AGRILABS will not surpass twenty five percent (25%) of the combined AGRILABS members Merial Sales Agent dose sales and Distributor dose purchases of IVOMEC brand products. This ratio will be determined by comparing the previous twelve month Agrilab members Sales Agent dose sales and Distributor dose purchases on a calendar basis with the determination made by Merial on the beginning date of the fourth quarter of each calendar year of the Agreement.

6.3 Acceptance and Terms of Sale

All firm orders for Products will be subject to acceptance by MERIAL. All sales will be subject to the terms and conditions of sale established by MERIAL and notified to AGRILABS in writing at the time of shipment. In the event such terms conflict with this Agreement, this Agreement will prevail. No provision (including a provision on AGRILABS' purchase order forms) that imposes different terms of sale will have any force or effect unless agreed to in writing by MERIAL.

6.4 Limitation on Obligation to Supply

MERIAL's obligation to supply Products will at all times be subject to the condition that MERIAL is reasonably able to obtain or make a sufficient quantity of Products to sell to AGRILABS. In the event that Products are in short supply, MERIAL will allocate to AGRILABS a share of available Products, taking into consideration AGRILABS' relative sales volume in relation to MERIAL's other customers (including MERIAL's Affiliates).

6.5 Orders in Excess of Forecasts

MERIAL will use reasonable efforts to fill orders that are in excess of the forecasts provided by AGRILABS, giving consideration to the quantity of the Products available at the time, the requirements of other customers and the capacity of the production facility.

6.6 AGRILABS' Inventories

AGRILABS will maintain sufficient stocks of the Products to satisfy the forecasts for the Products in the Territory. More specifically, AGRILABS' inventory will not, at any given time, fall below the equivalent of the total estimated sales for the upcoming two (2) months.

6.7 Storage and Handling

The Products will be handled and stored in accordance with written instructions provided by MERIAL, current good manufacturing practices, and applicable government requirements.

7.0 DELIVERY AND RISK OF LOSS

7.1 Delivery

MERIAL will deliver or arrange for the delivery of Products purchased by AGRILABS to AGRILABS' facility in St. Joseph, MO. ("Delivery").

7.2 Risk

Title to Products will pass to AGRILABS upon Delivery, whereupon AGRILABS will assume all risk of loss or damage.

8. PACKAGING AND LABELING

MERIAL or an Affiliate will package and label the Product, and AGRILABS will promote, market, and sell the Product, under labeling and package design acceptable to both AGRILABS and MERIAL. AGRILABS will, at its cost, supply camera-ready artwork to MERIAL for all labels, packaging, cartons, and leaflets. All packages will bear the name and logo of AGRILABS. The packaging material will identify MERIAL or one of its Affiliates as the manufacturer of the Products if such identification is required by law. Text for packaging material, labeling, insert leaflets and other Promotional Material, submitted by AGRILABS to MERIAL for printing, will comply with local laws and regulations.

8.1 No Alterations

AGRILABS will not remove or alter any patent numbers, tradenames, trademarks (including Trademarks), notices, batch numbers, serial numbers, labels, tags or other identifying marks, symbols or legends affixed to Product or its containers or packages, or affix any of AGRILABS' own trademarks, identifying marks, symbols or legends to Product or its containers or packages without the prior written consent of MERIAL.

9. QUANTITY; ADJUSTMENT

9.1 Quantity

If any shipment of the Products does not contain the quantity agreed upon by the parties, AGRILABS will inform MERIAL in writing within five (5) working days of receipt of the shipment. If MERIAL confirms within ten (10) days that goods are of insufficient quantity compared to the packing slip, MERIAL will, at its option, either adjust the price for the sale or correct the shortage at no additional cost to AGRILABS.

9.2 Notice

If, in the five (5) working-day period, AGRILABS fails to communicate any shortage in quantity, the Products will be deemed to have been delivered in satisfactory quantity and in compliance with this Agreement.

10. QUALITY

10.1 MERIAL's obligations

10.1.1 Quality

All Products delivered to AGRILABS will comply with the Registrations and with any further specifications agreed upon in writing with AGRILABS. If any shipment of the Products does not comply with such specifications because of a fault in manufacture by MERIAL or its Affiliates, AGRILABS will inform MERIAL in writing within five (5) working days of receipt of the shipment. If MERIAL confirms that goods are of insufficient quality AGRILABS will have the right to replacement of the shipment with Products of the quality specified. At MERIAL's request, AGRILABS will return the defective shipment to MERIAL at MERIAL's expense. If, in the five (5) working-day period, AGRILABS fails to communicate any defect in quality, the Products will be deemed to have been delivered in satisfactory quality and in compliance with this Agreement.

10.2 AGRILABS' Obligations

10.2.1 Good Manufacturing Practices

AGRILABS will handle and store Products in accordance with Good Manufacturing Practices.

10.3 MERIAL's right to inspect

MERIAL may, upon two (2) weeks' written notice to AGRILABS and no more than once each calendar year, at a time convenient to AGRILABS, conduct an inspection of AGRILABS' storage and distribution facilities for the Products. The inspection will be conducted by a person appointed by MERIAL to whom AGRILABS has no reasonable objections.

10.4 Quality Control Sampling

At MERIAL's request, AGRILABS will set aside samples of packaged Products from time to time for quality control sampling by MERIAL. The packages will be made available to MERIAL throughout the shelf-life of the Products for the purpose of permitting MERIAL to conduct specification and stability testing. If MERIAL notifies AGRILABS in writing that a sample fails to be of good quality or fails to meet any aspect of the specifications, AGRILABS will immediately cease shipment and/or sale of such Products as MERIAL directs, and AGRILABS will be reimbursed pursuant to and subject to the terms of paragraph 11. If AGRILABS has released for sale any Products which MERIAL subsequently determines to be defective based on such sample testing, upon notice by MERIAL of the defective batch or production run, AGRILABS will immediately recall any and all such Products already shipped.

10.5 Customer Complaints

AGRILABS will immediately notify MERIAL of any customer complaints and reported defects relating to Products.

11. RECALL

AGRILABS will assist MERIAL in the event an Agency or MERIAL recalls the Products for any reason whatsoever. AGRILABS will maintain an effective system for the recall of the Products from the market. MERIAL will bear the expense of the recall, including the expense of: notification to AGRILABS' customers, pick-up and disposal of recalled Product, and reimbursement of AGRILABS' customer purchase price. Notwithstanding the foregoing, if the recall is precipitated by an act or failure to act on the part of AGRILABS, AGRILABS will bear all the expenses.

12. MARKETING AND PROMOTION

12.1 Duty to promote actively; best efforts

AGRILABS will actively promote and distribute the Products spending at least * * dollars within the first 14 month period on advertising and promotion to launch the Products. Thereafter, AGRILABS will spend at least six percent (6.0%) for the time period * and five percent (5%) for the period * of the dollar amount of Products purchased by AGRILABS (based on unit Product prices contained in Schedule E)on advertising and promotion for the Products. It is anticipated that these expenditures will be approximately $ * and $* respectively. In the periods * and * , AGRILABS will spend at least * percent (*) of the dollar amount of Products purchased by AGRILABS (based on unit Product prices contained in Schedule E) on advertising and promotion for the Products. AGRILABS will use its best efforts consistent with the sales goals in Schedule F and the annual marketing plan referred to in paragraph 12.3 to expand the sales of the Products in the Territory by all means available which are in accordance with federal, state and local laws and regulations governing the promotion and sale of veterinary products.

12.2 Launch plan

AGRILABS will develop a launch plan for the introduction of the Products in the Territory. Such plan will include the timing, nature and scope of all promotional activities to be conducted for the introduction of the Products. AGRILABS agrees to submit the launch plan to MERIAL for approval prior to implementation which approval shall not be unreasonably withheld or delayed. AGRILABS agrees to use reasonable efforts to implement and fund the launch plans consistent with the comments provided by MERIAL.

* CONFIDENTIAL TREATMENT REQUESTED

12.3 Annual marketing plan

AGRILABS will prepare and submit to MERIAL by October 1, each year, a written marketing plan for the Products which will include sales forecasts and goals by unit volume for the year and marketing plans that will be undertaken.

12.4 Quarterly reports

In the first week of each calendar quarter, AGRILABS will provide MERIAL with a report showing, for the previous quarter, (i) all sales of Products by package size and units and (ii) inventory status of the Products. At the same time, AGRILABS will also inform MERIAL in writing of the promotional efforts AGRILABS will be making in connection with the Products. Additionally, AGRILABS will keep MERIAL advised on a regular basis of general market, economic and regulatory developments which may affect the promotion and sale of the Products in the Territory.

12.5 Promotional literature

AGRILABS agrees to develop at its own expense Promotional Literature to be used in conjunction with the sale of the Products in the Territory. All Promotional Literature must be consistent with the safety and efficacy data supplied by MERIAL and reviewed and approved by MERIAL and approved according to the following provisions:

(i) All Promotional Literature relating to the Products must be approved by MERIAL before publication. Each such literature piece submitted for approval to publish shall be addressed to:

(ii)

Merial Limited
Attn: Business Manager, Large Animal
2100 Ronson Road
Iselin, N.J. 08830-3077
Phone: (908) 855 - 4661
Fax: (908) 855 - 4380

(ii) Within fifteen (15) working days of receipt, MERIAL will either approve or reject the submission. No Promotional Literature may be printed, published or put into use until a signed approval is received from MERIAL by AGRILABS. Facsimile transmission will be deemed acceptable.

(iii) Approval of each promotional text is valid for one year unless new Product information or new regulations affecting the Products or text become available. In the absence of any such changes, approved literature may be printed, reprinted, used and distributed during this period.

(iv) An approved text may not be changed for publication without the written authority of MERIAL. This applies to all promotional literature covered by this procedure. If even the most minor change of an approved literature piece is required, the revised text must be submitted for MERIAL's approval.

(v) AGRILABS shall submit, within five (5) days of production and prior to any third party dissemination, ten (10) printed specimens of each approved literature piece for after-the-fact review, accompanied by a confirmation from an authorized representative of AGRILABS that it is worded exactly as was approved by MERIAL. Specimens should be addressed to:

Merial Limited
Attn: Business Manager, Large Animal
2100 Ronson Road
Iselin, N.J. 08830-3077
Phone: (908) 855 - 4661
Fax: (908) 855 - 4380

(vi) All Products-related or disease-related material, or similar material with respect to competitive Products, written, oral graphic or other, prepared for distribution to or use with the veterinary or allied professions, sales representatives, the trade, and/or consumers, shall be considered for the purpose of this procedure as Promotional Literature. Pricing information or bulletins for AGRILABS internal use only that contain no safety, efficacy or other Products-related claims are excluded from review under this procedure.

12.6 Product claims

AGRILABS will not make any claim, either orally or in writing, that goes beyond MERIAL's own claims for the Products. AGRILABS will not recommend the combination of the Products with any other product without MERIAL's prior written consent. In the event of any questions received from Agencies related to MERIAL's safety and efficacy data with respect to a Product, AGRILABS will consult with MERIAL, which will have the right to assist and approve AGRILABS' response.

12.7 Technical assistance from MERIAL

MERIAL agrees to furnish reasonable technical assistance, free of charge, for purposes of promotion and servicing whenever in MERIAL's judgment these services are required.

12.8 Reputation; good will

AGRILABS will do nothing which will jeopardize the goodwill of MERIAL or any of its Affiliates or the reputation of the Products.

13. SALES PERFORMANCE STANDARDS

13.1 Development of Standards

MERIAL and AGRILABS will develop, on an annual basis, reasonable unit sales performance goals for the Products to measure AGRILABS' performance under this Agreement. The sales goals for the remainder of calendar year 1997 and for calendar year 1998 are attached as Schedule F.

13.2 Failure to Meet Standards

If AGRILABS fails to meet * of the sales performance goals for * years in succession, or fails to reach * of the sales goal in any year, Merial or AGRILABS will have the right upon thirty (30) days written notice to terminate this agreement.

13.3 Failure to Agree on Standards

If AGRILABS fails to agree with MERIAL on the establishment of sales goals or sales performance standards, the previous year's goals or standards will apply. If the parties fail to agree on such standards for two (2) years, either party will have the right, upon ninety (90) days' notice, to terminate this Agreement. Neither party will unreasonably withhold agreement on sales goals or sales performance standards.

14. ADVERSE EXPERIENCE INFORMATION

14.1 AGRILABS' duty to report to MERIAL

AGRILABS agrees to report to MERIAL in writing in the English language all suspected adverse experience information of which it becomes aware, associated with the Products and relating to hazards, contraindications, side effects, injuries, toxicity, lack of efficacy, or sensitivity reactions as soon as such information becomes available to AGRILABS and whether or not the adverse experience is considered to be Product-related.
AGRILABS will promptly furnish to MERIAL copies of all correspondence received from Agencies, and underlying data, relating to the safety or efficacy of the Products.
AGRILABS will immediately notify MERIAL of any information AGRILABS receives regarding any threatened or pending action by an Agency which might affect the safety or efficacy claims of Products, their labeling, or the continued marketing of the Products.

14.2 Timing of reports

Adverse experience reports must be submitted to MERIAL within five (5) working days after AGRILABS becomes aware of the adverse experience, using Form RA 1932 (Schedule D). AGRILABS also agrees simultaneously to fax a copy of Form RA 1932 to the MERIAL. AGRILABS will be provided with the name of the MERIAL Technical Services Manager. When complete information is not available within the five-day period, AGRILABS will submit any available information within the five-day period, and also submit a supplement as full details become available.

* CONFIDENTIAL TREATMENT REQUESTED

14.3 Reports to Agencies

MERIAL will submit such adverse experience information to Agencies as required by applicable laws and regulations.

15. CONFIDENTIAL INFORMATION

15.1 Confidential information

AGRILABS and MERIAL agree to keep confidential and not disclose to any third party any technical, scientific and other data, processes, documents, samples or other information that is disclosed or furnished by AGRILABS or MERIAL to the other pursuant to this Agreement.

These confidentiality obligations will not apply to Confidential Information disclosed or received by AGRILABS or Merial (a) which was lawfully known to the receiving party prior to the date it was received from the disclosing party; or (b) which was known or becomes known generally to the public, through no act or failure to act on the receiving party's part, either prior to or subsequent to the date it was received by the receiving party from the disclosing party ; or (c) which is received from a third party not under a confidentiality obligation to the receiving party ; or (d) which MERIAL specifically and in writing authorizes AGRILABS to disclose.

15.2 Survival

The obligations in this paragraph will survive the termination of this Agreement and any renewals by ten (10) years from the date of such termination and/or expiration date.

15.3 Previous agreements

Any previous confidentiality agreement(s) between the parties, unless expressly referred to herein, will remain in full force and effect.

15.4 Return of confidential materials

Upon the termination of this Agreement, each party will return to the other party all documents, including all copies, which each party acquired from the other party under this Agreement.

16. DEVELOPMENT ACTIVITIES BY AGRILABS

16.1 Studies

AGRILABS will not engage in any laboratory or research and development work with respect to Products, including without limitation pre-clinical, clinical, or marketing studies, without MERIAL's prior written consent.

In the event any such studies or trials are permitted, AGRILABS will furnish free of charge to MERIAL in the English language all data and information, derived from any such studies, in such detail and at such times as MERIAL may reasonably request. MERIAL will have a non-exclusive right, free of charge, to use such data and information developed by AGRILABS for any reason whatsoever.

16.2 Improvements by AGRILABS

AGRILABS agrees to disclose to MERIAL in English, without charge, and prior to any communication to third parties, any improvements, developments or findings, including but not limited to any new processes, methods or formulas, relating to the Products that are developed and/or discovered by AGRILABS ("Improvements"). Disclosure should occur early enough so that MERIAL can prepare and file a patent application on the Improvements if AGRILABS chooses not to file such patents. If AGRILABS does file such patents, AGRILABS grants MERIAL a perpetual, worldwide, non-exclusive and royalty-free license, with the right to grant sublicense, to use the Improvements to make, have made, use and sell products.

17. TERM AND TERMINATION

17.1 Effective date, term, and renewal

This Agreement will be effective as of the date set forth on the first page hereof and will continue in full force and effect for an initial term of five (5) years. It may be renewed for successive one (1) year terms by mutual agreement expressed in writing signed by MERIAL and AGRILABS. The Agreement may be terminated by either party at any time after the initial term by written notice to the other party at least ninety (90) days prior to the requested termination date. The said ninety (90) day period will begin to run from the time of mailing of the notice by registered mail.

17.2 Termination for insolvency, change of control, illegality, etc.

If either party becomes insolvent, or if a winding-up petition, a petition for an administration order, or a petition for the appointment of a receiver is issued, or if either party seeks protection from its creditors in a bankruptcy court, or if either party enters into any composition with its creditors, or if either party makes any assignment for the benefit of creditors, or if a receiver of the property or a substantial portion thereof of either party is appointed, or if either party takes advantage of any other law or procedure for the protection of creditors, or if all or substantially all of the assets or control of either party (including a direct or indirect parent entity) are acquired by any other entity, either governmental or private, or if either party's actions under this Agreement violate any local laws or could cause the other party to violate any laws, then the other party may terminate this Agreement immediately by sending written notice of such termination to the other party, which will take effect upon receipt of such notice.

17.3 Termination for other breach

If AGRILABS or MERIAL defaults in the performance of any of its obligations hereunder, then the party that is not in default will have the right to terminate this Agreement upon thirty (30) days' notice by sending the defaulting party written notice of such termination; provided, however, that if the defaulting party cures such default to the satisfaction of the other party during the notice period, this Agreement will continue in effect.

17.4 Deletion of Product and Termination for public safety

MERIAL will have the right in its sole discretion to delete from the list of Products at any time should MERIAL reasonably determine that any Product presents a threat to public health, safety or welfare, or animal health, or the environment, or endangers MERIAL's business reputation in the Territory. Deletion of Product by MERIAL pursuant to this sub-paragraph will not give AGRILABS any right to claim any compensation or relief from MERIAL.

17.5 No compensation for termination without breach

Neither party to this Agreement shall be liable by reason of termination, expiration, or breach of this Agreement to the other for consequential and/or incidental damages, which include but are not limited to compensation, reimbursement or damages on account of any loss of profits, sales, or on account of expenditures, investments, leases or other commitments relating to the business or goodwill of either party. Upon termination of this Agreement for reasons other than breach, neither AGRILABS nor MERIAL will make any claim or request compensation of any kind because of such termination. AGRILABS agrees to waive any statutory amount which may be allowable or imposed for such termination as liquidated damages or other such statutory payments if any.

17.6 Disposal of Inventory on Termination

Upon expiration or termination of this Agreement for any reason, AGRILABS will no longer have the right to act as MERIAL's distributor in the Territory. MERIAL may, at its discretion, buy back whatever inventory of the Products remains in the possession of AGRILABS which is in good condition and has a reasonable remaining shelf life. AGRILABS will be reimbursed for such returned Products at prices not exceeding AGRILABS' actual net landed cost. AGRILABS will have the right, for four (4) months following the effective date of termination of the Agreement, to sell any inventory not purchased by MERIAL that is in good condition. Any Products remaining in AGRILABS' inventory at the end of the four-month period will be destroyed in accordance with the instructions of MERIAL.

17.7 No Prejudice

The termination of this Agreement, as herein provided, will be without prejudice to the rights or remedies available to either party prior to termination of this Agreement.

17.8 Termination on Deletion of Product

This Agreement will automatically terminate in the event MERIAL deletes a Product and said Product is the only Product covered by this Agreement at the time of said deletion.

17.9 Removal of Tradenames; Return of Materials

Upon expiration or termination of this Agreement for whatever reason, AGRILABS will promptly remove from its letterhead, advertising, literature and place of business and from all telephone and business directories and all commercial registries of any kind, all references to MERIAL and Products. AGRILABS will not thereafter use any confusingly similar corporate name, trade name or trademarks, tending to give the impression that any relationship continues to exist between MERIAL and AGRILABS or between AGRILABS and any Products. Except as otherwise allowed to sell Product under paragraph 17.6, AGRILABS will also promptly return to MERIAL all materials, relating to Products, which AGRILABS has in its possession at the time of termination or expiration of this Agreement. AGRILABS will also execute any and all assignments which MERIAL may request in order fully to vest in MERIAL all rights to all MERIAL's Registrations, trademarks, tradenames, corporate names or other intellectual property rights. AGRILABS also agrees not to impede any later imports or sales into the Territory by MERIAL, directly or through a distributor, agent, representative or Affiliate.

18. INDEMNITIES

18.1 Indemnification by MERIAL

18.1.1 Products

MERIAL will defend and indemnify AGRILABS, its officers, directors, employees and representatives from and against all claims, demands, liabilities, money judgments and expenses including but not limited to reasonable attorney fees incurred by AGRILABS arising from or related to (1) AGRILABS' use, handling or sale in accordance with MERIAL's label claims of any Products; (2) AGRILABS' advertising, promotion and sale of the Products strictly in accordance with MERIAL's label claims; (3) any use of the Products by third parties (4) AGRILABS' use of the Trademarks or any other intellectual property duly licensed to AGRILABS by MERIAL; (5) breach of this Agreement or any covenant or warranty contained herein by MERIAL; or, (6) the negligence or fault of MERIAL, its employees or authorized representatives. Notwithstanding the foregoing, MERIAL will have no duty of indemnification to the extent and for such amounts that said expenses, claims, demands, liabilities or money judgments (1) are caused by negligence, fault, or non-compliance with this Agreement on the part of AGRILABS, or (2) arise from or involve AGRILABS' advertising or promotion of the Product, not strictly in accordance with MERIAL's label claims.

18.1.2 Patents

MERIAL agrees to indemnify and hold AGRILABS, its officers, directors, employees and representatives harmless from and against all claims, demands, causes of actions, judgments, damages, liabilities and expenses (including reasonable attorneys fees) arising out of the infringement of the Products on the patent rights of any third party, provided that written notice of such claim, demand or cause of action is promptly given to MERIAL and AGRILABS reasonably cooperates with MERIAL in the defense of such claim, demand or cause of action.

18.1.3 Trademarks

MERIAL agrees to indemnify and hold AGRILABS, its officers, directors, employees and representatives harmless from and against the reasonable costs and expenses (including reasonable attorneys fees) of any claims, demands, causes of actions, judgments, damages, and liabilities arising out of the infringement of the Products on the trademark rights of any third party, provided that written notice of such claim, demand or cause of action is promptly given to MERIAL and AGRILABS reasonably cooperates with MERIAL in the defense of such claim, demand or cause of action.

18.2 Indemnification by AGRILABS

AGRILABS will defend and indemnify MERIAL, its officers, directors, employees and representatives against all expenses, claims, demands, liabilities or money judgments incurred by MERIAL arising from the negligence or fault of AGRILABS, arising from or involving AGRILABS' advertising or promotion of the Product, not strictly in accordance with MERIAL's label claims, or arising from AGRILABS' failure to comply with the terms of this Agreement, including AGRILABS' sale or promotion of the Products outside the scope of MERIAL's safety and efficacy claims for the Products.

AGRILABS is not authorized to make and agrees that it will not make any warranties or representations, either orally or in writing, to anyone on behalf of or in the name of MERIAL. AGRILABS agrees to indemnify and hold MERIAL harmless from and against all claims, demands, liabilities, damages, costs and expenses, including reasonable attorney's fees which MERIAL may suffer or incur by reason of such breach.

18.3 Procedures

To seek indemnification, the indemnified party must (a) promptly notify the indemnifying party of any proceeding, claim or threat; (b) provide all the assistance and cooperation that is reasonably requested; and (c) give the indemnifying party exclusive control of the defense of such claim and all matters relating to its settlement.

18.4 Survival

This section on Indemnities will survive the termination of this Agreement and any renewals.

19. GOVERNING LAW AND DISPUTE RESOLUTION

Regardless of where this Agreement will have been executed, it will be construed in accordance with the substantive laws of New Jersey, excluding choice of law provisions. Any controversy or claim arising out of or relating to this Agreement, or the breach or validity thereof, whether at common law or under statute, including without limitation claims asserting violation of the antitrust laws, shall be settled by final and binding arbitration in New Jersey in accordance with the rules for commercial arbitration of the American Arbitration Association in effect at the time of the execution of this Agreement. This paragraph will survive the termination of this Agreement and any renewals.

20. ETHICAL BUSINESS PRACTICES

MERIAL and AGRILABS will adhere to business practices in connection with this Agreement which are in accordance with the letter and spirit of applicable laws and ethical principles. AGRILABS and MERIAL agree that all transactions will be accurately reflected in their books and records, and that no funds or other assets will be paid directly or indirectly to government officials (or persons acting on their behalf) for the purpose of influencing government decisions or actions. Violation of this policy will result in the immediate termination of this Agreement.

No employee of MERIAL will have authority to give any direction, either written or oral, relating to the making of any commitment by AGRILABS or its agents to any third party in violation of the terms of this section.

21. OTHER PROVISIONS

21.1 Force majeure

Neither party will be liable to the other, or in breach of this Agreement, for any failure or delay on its part (other than to make payments when due) because of force majeure, including, but not limited to, weather, war, riot, fire, explosion, flood, sabotage, accident or breakdown of machinery; unavailability of fuel, labor, containers, or transportation facilities; accidents of navigation or breakdown or damage of vessels, or other conveyances for air, land or sea; other impediments or hindrances to transportation; strikes or other labor disturbances; governmental laws, orders, restrictions, actions, embargoes or blockades; national or regional emergency; or any other cause beyond the control of the affected party.

If any such event arises, the affected party will promptly notify the other party and will exert its best efforts to eliminate, cure or overcome any such causes and to resume performance of its obligations with all possible speed. Should either party claim the continuation of force majeure beyond one hundred and twenty (120) days, the other may terminate this Agreement.

21.2 No joint venture or agency

This agreement will not create a joint venture or principal-agency relationship. It does not authorize AGRILABS to act for, represent, or bind MERIAL or any of its Affiliates. AGRILABS is an independent contractor.

21.3 No waiver

No waiver of any of the provisions of this Agreement or of the breach thereof will establish a precedent for any other instance or with respect to any other provision.

21.4 Assignment rights

This Agreement may be assigned by MERIAL to MERIAL LLC or any of its Affiliates, without the consent of AGRILABS (provided that MERIAL guarantees the performance of the agreement by the assignee), but in all other cases will not be transferable or assignable by either party without the prior written consent of the other.

21.5 Notices

All notices or communications given hereunder by one party to the other will be sent by hand or by first class prepaid registered or recorded delivery post or by facsimile addressed to such party as follows:

Merial Limited
2100 Ronson Road
Iselin, New Jersey 08830-3077

AGRILABS
20927 State Route K
St. Joseph, Missouri 64505

Either party may change its address by giving written notice to the other party.

21.6 Other agreements; amendment

This Agreement supersedes any previous agreements, understandings or representations between the parties related to the subject matter of this Agreement. All such previous agreements or understandings are hereby canceled. No amendment of this Agreement will be effective unless in writing and signed by both parties.

21.7 Announcements

Except as required by law, no announcement will be made in connection with the subject matter of this Agreement, by or on behalf of MERIAL or AGRILABS, without the prior approval of the other party. Such approval will not be unreasonably withheld or delayed.

SIGNED FOR AND ON BEHALF OF: SIGNED FOR AND ON BEHALF OF:

Merial Limited



By: [signature]

Name: DENNIS F. STEADMAN

Title: VICE PRESIDENT

Date: SEPT 29, 1997

Agri Laboratories Ltd.



By: [signature]

Name: STEVE SCHRAM

Title: PRESIDENT

Date: SEPT. 30, 1997

MERIAL LLC



By: [signature]

Name: DENNIS F. STEADMAN

Title: VICE PRESIDENT

Date: SEPT 29 1997

LEGAL APPROVAL



distrib.doc

22. SCHEDULE A:

PRODUCTS

1% ivermectin injection for cattle/swine, 50 ml (33101)
1% ivermectin injection for cattle/swine, 500 ml (33102)
Pour-On for cattle, 250ml (74441)
Pour-On for cattle, 1 liter (74442)
Pour-On for cattle, 2.5 liter (74443)

23. SCHEDULE B

TRADEMARKS

Trademark	Product
DOUBLE IMPACT	1% ivermectin injection for cattle/swine, 50 ml (33101)
	1% ivermectin injection for cattle/swine, 500 ml (33102)
TOPLINE	Pour-On for cattle, 250 ml (74441)
	Pour-On for cattle, 1 liter (74442)
	Pour-On for cattle, 2.5 liter (74443)



AGRI LABORATORIES, LTD.
P.O. BOX 3103, ST. JOSEPH, MO 64503
20927 STATE ROUTE K, ST. JOSEPH, MO 64505
816-233-9533 800-542-8916 FAX: 816-233-9546

AGRI LABS DISTRIBUTORS

Animal Medic, Inc.
Animal Pharmaceuticals, Inc.
Fuller Supply Co., Inc.
Hi-Pro Animal Health
Jeffers Vet Supply
Lakeland Vet Supply
Robert J. Matthews Co.
Michigan Veterinary Farm Supply
National Animal Health
Northwest Vet Supply, Inc.
Sioux Nation Supply, Inc.
Southern Livestock Supply Co., Inc.
T & H Distributors
Texas Farm Products
United Pharmacal Co. (UPCO)
Valley Vet Supply
Vet Pharm, Inc.
Veterinary Pharmaceuticals, Inc.
Veterinary & Poultry Supply, Inc.
West Plains Vet Supply of Springfield
Western Stockmen's Supply, Inc.

ADVERSE DRUG REACTION, LACK OF EFFECTIVENESS, PRODUCT DEFECT REPORT

1. REPORT SOURCE AND ADDRESS *(Mfr. Distr.)*

2.

3. TYPE OF REPORT
- ☐ INITIAL
- ☐ FOLLOW UP TO REPORT OF *(Give date)*

4. NAME, ADDRESS AND PHONE NO. OF ATTENDING VETERINARIAN *(In confidence)*

(___) ___ - ____

5. NAME OR CASE IDENTIFICATION OF OWNER *(In confidence)*

SECTION I — DRUG DATA

6. TRADE NAME AND GENERIC NAME(S) OF ACTIVE INGREDIENT(S) *(Include dosage form and strength - Ex., tab, 500 mg.)*

7a. NAME OF MANUFACTURER

b.

8. LOT NUMBER

9. DOSAGE REGIMEN AND ROUTE *(Ex. 250 mg., q 12 h, p.o.)*

10. DATE(S) OF ADMINISTRATION

11. ILLNESS/REASON FOR USE OF THIS DRUG

12. DRUG WAS ADMINISTERED BY
- ☐ VETERINARIAN, STAFF
- ☐ OWNER, OTHER

SECTION II — ANIMAL DATA

13. NUMBER OF ANIMALS IN THIS INCIDENT		
a. TREATED WITH DRUG	b. REACTED	c. DIED

14. REACTING ANIMAL(S)	
a. SPECIES	b. BREED
c. AGE	d. WEIGHT
e. SEX ☐ FEMALE ☐ MALE	☐ PREGNANT ☐ NEUTERED

15. CONCOMITANT MEDICAL PROBLEMS

16. OVERALL STATE OF HEALTH AT TIME OF REACTION

☐ GOOD ☐ FAIR ☐ POOR ☐ CRITICAL

17. DID ANY NEW ILLNESS DEVELOP OR DID INITIAL DIAGNOSIS CHANGE AFTER SUSPECT DRUG STARTED?

☐ NO ☐ YES *(Explain)*

18. CONCOMITANT DRUGS ADMINISTERED

NAME OF DRUG	ROUTE	DOSAGE REGIMEN	DATE(S) OF ADMINISTRATION

SECTION III – REACTION DATA

19. DESCRIBE SUSPECTED ADVERSE REACTION: INCLUDE ALL SIGNS, RESULTS OF PERTINENT LAB TESTS, NECROPSY RESULTS, POSSIBLE CONTRIBUTING FACTORS, ETC. ALSO, INCLUDE IN THIS SECTION PRODUCT INEFFECTIVENESS AND PRODUCT DEFECTS SUCH AS CRACKED TABLETS, CLOUDY SOLUTION, ETC.

20. ATTENDING VETERINARIAN'S LEVEL OF SUSPICION THAT DRUG CAUSED REACTION

☐ HIGH ☐ MEDIUM ☐ LOW ☐ NO ATTENDING VET.

21. LENGTH OF TIME BETWEEN LAST ADMINISTRATION OF SUSPECT DRUG AND ONSET OF REACTION	22. DATE OF ONSET *(Mo., day, yr.)*	23. DURATION OF REACTION *(Hrs., days, etc.)*

24. WAS THE ADVERSE REACTION TREATED?
☐ NO ☐ YES *(Describe treatment)*

25. OUTCOME OF REACTION TO DATE
☐ DIED (Give date) ______
☐ REMAINS UNDER TREATMENT
☐ ALIVE WITH SEQUELAE
☐ RECOVERED
☐ UNKNOWN

26. WHEN REACTION APPEARED, TREATMENT WITH SUSPECT DRUG:
☐ HAD ALREADY BEEN COMPLETED
☐ DISCONTINUED DUE TO THE REACTION
☐ DISCONTINUED, REPLACED WITH ANOTHER DRUG
☐ DISCONTINUED, REINTRODUCED LATER
☐ CONTINUED AT ALTERED DOSE
☐ OTHER *(Explain)*


AND THE
REACTION

☐ CONTINUED
☐ STOPPED
☐ RECURRED
☐ OTHER *(Explain)*

SECTION IV – HISTORY

27. HAD ANIMAL(S) BEEN PREVIOUSLY EXPOSED TO THIS DRUG? ☐ NO ☐ YES ☐ UNKNOWN

28. DID ANIMAL(S) PREVIOUSLY REACT TO THIS DRUG? ☐ NO ☐ YES ☐ UNKNOWN

29. HAD ANIMAL(S) PREVIOUSLY REACTED TO OTHER DRUGS? ☐ NO ☐ YES *(If yes, give drug(s) and reaction if known)* ☐ UNKNOWN

30. HAS THE ATTENDING VETERINARIAN SEEN SIMILAR REACTIONS TO THIS DRUG IN ANY OTHER ANIMALS?
☐ NO ☐ YES *(If yes, summarize)*

31. NAME AND TITLE OF INDIVIDUAL RESPONSIBLE FOR ACCURACY OF REPORTED INFORMATION *(Type or print)*	32. SIGNATURE OF INDIVIDUAL RESPONSIBLE FOR ACCURACY OF REPORTED INFORMATION

26. SCHEDULE E :

PRICING

Product	Size	AgriLabs Price
Double Impact 1%	50 ml	$ *
Double Impact 1%	500 ml	$ *
		*
Topline Pour-On	250ml	$
Topline Pour-On	1 liter	$ *
Topline Pour-On	2.5 liter	$ *

* CONFIDENTIAL TREATMENT REQUESTED

27. SCHEDULE F

PRODUCT DOSE PURCHASE GOALS

November-December, 1997: *
January-December, 1998 *

Purchase goals are expressed in * lb. doses. For example, a 50ml size of Double Impact 1% contains * 500 lb. doses. A 2.5 liter size of Topline Pour-On contains * 500 lb. doses

* CONFIDENTIAL TREATMENT REQUESTED

distrib.doc

EXHIBIT 6.4

Exhibit 6.4

AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Agreement ("Agreement") is entered as of the 30th day of September, 2002 (the "Effective Date"), by and between **DIAMOND ANIMAL HEALTH, INC.**, an Iowa corporation with offices at 2538 S.E. 43rd Street, Des Moines, Iowa, 50317, ("Diamond") and **AGRI LABORATORIES, LTD.**, a Delaware corporation, with offices at 20927 State Route K, St. Joseph, Missouri, 64505 ("Distributor").

RECITALS

A. Diamond has the right to certain bovine antigens described in Exhibits attached hereto and certain USDA and other licenses (and applications therefor) for the manufacture of such antigens and the right to enter into this distribution agreement as to them.

B. Distributor desires to purchase Products from Diamond, to be marketed under private label brand names as Distributor deems appropriate pursuant to the terms of this Agreement.

C. Diamond and Distributor are parties to that certain Bovine Vaccine Distribution Agreement dated as of February 13, 1998 (the "Original Agreement"), as previously amended by that certain Amendment No. 1 dated July 13, 1998 ("Amendment No. 1"), that certain Amendment No. 2 dated as of December 13, 1999 ("Amendment No. 2"), that certain Amendment No. 3 dated as of July 12, 2001 ("Amendment No. 3"), and that certain Amendment No. 4 dated as of April 15, 2002 ("Amendment No. 4") (collectively, the "Prior Agreement").

D. Diamond and Distributor desire to amend and restate the Prior Agreement in accordance with the terms and conditions set forth in this Agreement, which amends, restates and supercedes the Prior Agreement in its entirety.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. PRODUCTION, SALE AND DISTRIBUTION

1.01 Manufacture and Sale. Diamond agrees to manufacture and sell to Distributor, and Distributor agrees to purchase from Diamond, Products and additional products as referenced herein for distribution in the Territory pursuant to and in accordance with the terms and conditions of this Agreement.

1.02 Exclusivity. Distributor's distribution rights under this Agreement shall be exclusive worldwide for all Products identified on Exhibit A attached hereto and additional Products added pursuant to Section 2, except as set forth in this paragraph. Notwithstanding the foregoing, (i) Distributor's rights under this Agreement shall be non-exclusive for distribution in Canada for all Products; (ii) Distributor shall have no distribution rights outside the United States for any Products containing Biostar antigens listed on Exhibit C, without the prior written consent and agreement of Biostar (it being understood that Diamond does not have rights to such Biostar antigens outside the United States); (iii) Distributor shall not have any right to distribute Products consisting of the Biostar antigens listed on Exhibit C in combination with any antigens other than the viral antigens listed on Exhibit A, without the prior written consent and agreement of Biostar; (iv) Distributor acknowledges that Biostar has exclusive rights to distribute in Canada the product combinations (and lesser fallout products containing Biostar antigens) described in Exhibit C; (v) Diamond and its Affiliates may sell, have sold and otherwise distribute to Biostar without restriction the individual Biostar antigens listed in Exhibit C; (vi) Diamond and its Affiliates may sell, have sold and otherwise distribute to Boehringer Ingelheim without restriction the individual antigens and monovalent vaccines (i.e., a vaccine containing a single bovine antigen) listed on Exhibit B; and (vii) Diamond and its Affiliates may sell, have sold and otherwise distribute to BTI without any restriction biological veterinary products containing antigens specified in Exhibit D to be used in solid dose configurations or using ballistic technologies.

It is furthermore recognized by the parties hereto that the parties will make good faith efforts to hereafter negotiate fair and equitable agreements as between them for the sale of bulk antigens to other vaccine companies which sales should be included in the Qualified Revenue requirements as set forth in Section 1.04(ii). If the parties hereto cannot agree for the sale of Bulk Antigens to other vaccine companies, then Diamond shall be prohibited from making any Bulk Sales, except as set forth in Section 1.02.

1.03 Territory. Distributor is authorized to sell, have sold and otherwise distribute Products and additional products added pursuant to Section 2 hereafter collectively referred to as "All Products" worldwide, limited only as provided in Section 1.02. Diamond acknowledges that Distributor has satisfied the registration and marketing requirements set forth in Section 1.02 of the Original Agreement for establishing exclusivity rights in all foreign markets under Section 1.02 of this Agreement. If Diamond receives an opportunity to sell Products in any foreign jurisdiction(s) where Distributor does not have Product registration, then Diamond shall notify Distributor of its intent to pursue said opportunity in writing (the "Foreign Notice"). Upon Distributor's receipt of the Foreign Notice, Distributor shall have thirty (30) days to respond in writing to Diamond of its acquiescence to Diamond pursuing said opportunity.

1.04 Purchase of Requirements; Minimum Purchases.

(i) Requirements. Distributor agrees to purchase its total requirements of Products from Diamond for bovine veterinary biologic products of the type described on Exhibit A but only to the extent Diamond has the Products reasonably available for Distributor's delivery directions that conform to Section 4 hereof. Distributor may purchase any additional requirement from any source, but only during such period that Diamond is unable to meet such requirements and the reasonable costs thereof shall be included in Minimum Qualified Revenues and to the extent contemplated by Section 13.08, Minimum Initial Product Revenue, for purposes of Section 1.04(ii)(A) and Section 1.04(ii)(B), respectively.

(ii) Minimums.

(A) All Products.

(1) During the term of this Agreement Distributor shall cause the Qualified Revenues for each Contract Year to equal or exceed the following amounts (the "Minimum Qualified Revenue"):

Contract Year Ending December 15,	Minimum Qualified Revenue
2002	*
2003	*
2004	*
2005	*
2006	*
2007	*
2008	*
2009	*
2010	*
2011	*
2012	*
2013	*

provided, however, that Distributor may permit the Qualified Revenues to be less than the Minimum Qualified Revenue in any Contract Year and in lieu thereof pay to Diamond an amount ("Additional Payment") equal to (x) the difference between such Minimum Qualified Revenue and the actual Qualified Revenues for such Contract Year, multiplied by (y) the Contract Year Factor. If an Additional Payment is due hereunder for any Contract Year, and not paid by Distributor within (30) days after the end of such Contract Year, Distributor's exclusivity rights under Section 1.02 of this Agreement shall automatically terminate with respect to all Products; provided, however, that nothing in this Agreement shall impair or terminate Distributor's exclusivity rights with respect to any antigens supplied to Diamond by Distributor or through Distributor's agreements with third party suppliers of antigens and included in Products. Distributor's distribution rights shall then continue on a non-exclusive basis consistent with the terms of this Section, subject to all the remaining terms of this Agreement not inconsistent therewith, which shall remain in full force and effect.

(2) Notwithstanding Section 1.04(ii)(A)(1), however, the Minimum Qualified Revenue shall be equal to the following amounts during any Sterile Filled Facility Period for purposes of determining Distributor's exclusivity rights and applicable Additional Payment amounts under Section 1.04(ii)(A)(1):

* CONFIDENTIAL TREATMENT REQUESTED

Contract Year Ending December 15,	Minimum Qualified Revenue
2005	*
2006	*
2007	*
2008	*
2009	*
2010	*
2011	*
2012	*
2013	*

provided, however, that the Minimum Qualified Revenue amount specified in the foregoing table for the first Contract Year of any Sterile Filled Facility Period shall be prorated based on the number of days in such Contract Year remaining after the commencement of the Sterile Filled Facility Period. Diamond shall have the right, but not the obligation, in its discretion, to develop a Sterile Filled Facility at any time during the term of this Agreement. This Section shall not be construed as notice by Diamond to Distributor of its intention to develop a sterile filled facility under Section 13.17 of this Agreement.

(B) Initial Products. During the term of this Agreement, Distributor shall cause the Initial Product Qualified Revenues for each Contract Year to equal or exceed the following amounts ("Minimum Initial Product Revenue"):

Contract Year Ending December 15,	Minimum Initial Product Revenue
2002	*
2003	*
2004	*
2005	*
2006	*
2007	*
2008	*
2009	*
2010	*
2011	*
2012	*
2013	

Notwithstanding the foregoing, however, Distributor may permit the Initial Product Qualified Revenues to be less than the Minimum Initial Product Revenue in any Contract Year and in lieu thereof pay to Diamond an amount ("Additional Initial Product Payment") equal to (x) the difference between such Minimum Initial Product Revenue and the actual Initial Product Qualified Revenues for such Contract Year, multiplied by (y) the Contract Year Factor. If an Additional Initial Product Payment is due hereunder for any Contract Year, and not paid by Distributor within thirty (30) days after the end of

* CONFIDENTIAL TREATMENT REQUESTED

such Contract Year, Distributor's exclusivity rights under Section 1.02 of this Agreement shall automatically terminate with respect to all Initial Products (but not other Products, subject to Section 1.04(ii)(A) of this Agreement). Distributor's distribution rights shall then continue with respect to all Initial Products on a non-exclusive basis consistent with Section 1.04(ii)(A) subject to all the remaining terms of this Agreement not inconsistent therewith, which shall remain in full force and effect.

(C) Counting Revenues. Qualified Revenues attributable to Initial Products and counted for purposes of Section 1.04(ii)(B) of this Agreement shall also count for purposes of determining Minimum Qualified Revenues under Section 1.04(ii)(A) of this Agreement. Any Additional Initial Product Payment paid for any Contract Year shall be credited against Distributor's obligation to pay an Additional Payment pursuant to Section 1.04(ii)(A) of this Agreement for such Contract Year (but not for any other Contract Year). An example of these calculations is set forth in Exhibit E to this Agreement.

1.05 Responsibilities of Distributor; Diamond Technical Support. Distributor shall use reasonable efforts to market and sell Products in the Territory and shall adhere to reasonable industry practice in connection therewith. Distributor shall be responsible, at its sole expense, for advertising and promotion, technical support and customer service. At Distributor's request, Diamond shall provide reasonable technical support for Distributor's marketing, sales and customer service efforts, and shall pay the support costs thereof.

1.06 Registration and Licensing. Diamond shall use reasonable efforts to obtain Licenses in the United States with respect to all Products and will pay all Registration Costs associated with obtaining and maintaining such Licenses, except as set forth in Section 2.02. Diamond will use reasonable efforts to assist Distributor in the registration of Products (bulk or packed form) outside the United States at Distributor's expense. Distributor shall pay all Registration Costs associated with obtaining and maintaining any Licenses required in the Territory outside the United States and said cost shall be included in the Qualified Revenue requirements as set forth in Section 1.04(ii)(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B).

1.07 Specifications. Diamond and Distributor agree that all Products will be manufactured in accordance with the Specifications and applicable USDA regulations. The Specifications may be changed at any time by mutual agreement of the parties, subject to applicable regulatory requirements, notices and approvals. Any disagreement concerning revisions to the Specifications shall be first addressed by mutual discussion and negotiation. Except to the extent the parties may otherwise agree in writing, any increases in costs resulting from Specification changes (including, but not limited to, those relating to packaging and raw materials) may be reflected in a direct cost increase to the Purchase.

1.08 Labeling; Trademarks. Diamond shall affix labeling to all Products, such labeling to bear one or more Distributor trademarks, as specified in writing by Distributor. Nothing contained herein shall give Diamond any right to use any Distributor trademark except on all Products manufactured and delivered for Distributor. Diamond shall not obtain any right; title or interest in any Distributor trademark by virtue of this Agreement Distributor shall not use, nor shall Distributor obtain any right, title or interest in, any Diamond trademark or any Biostar trademark, including without limitation "Pneumo-Star," "Somnu-Star" and "Somnu-Star PH." All Product labeling shall in addition to the Distributor trademark, contain the notation "Manufactured by Diamond Animal Health, Inc." with its address, or such similar notation as may be necessary or advisable under applicable law, and shall contain the notation "Distributed by Agri Laboratories, Inc.," with its address. Distributor shall cause All Product labeling to contain only such claims as are permitted under applicable Licenses for such Products and to otherwise comply with applicable law. All labeling and packaging of All Products shall be subject to the prior written approval of both parties, which shall not be unreasonably withheld. Diamond will order quantities of labeling and packaging sufficient to perform its obligations hereunder in its reasonable discretion. Distributor shall be responsible for the costs of developing and changing packaging for All Products, including costs of obsolete labeling and packaging due to changes requested by Distributor but only those occurring after initial License for the same. Furthermore, Diamond shall be responsible for the cost occasioned by any changes required by a government agency.

1.09 Location of Manufacture. All Products shall be manufactured by Diamond at its plant located in Des Moines, Iowa.

1.10 Best Efforts; Right of First Refusal.

(i) Distributor shall use its best efforts to offer Diamond the opportunity to develop and manufacture for Distributor new products that Distributor markets or sells after the date of this Agreement and to refer to Diamond product development and manufacturing opportunities of which Distributor may become aware during the term of this Agreement, if such opportunities fit Diamond's manufacturing capabilities, including opportunities proposed by Distributor's other industry contacts.

(ii) Without limiting the generality of the foregoing, Distributor hereby grants to Diamond a right of first refusal to develop and manufacture all biological and pharmaceutical products proposed to be developed, manufactured, licensed, marketed or sold by Distributor and its Affiliates after the date of this Agreement and during the term of this Agreement (each, a "Proposed Product"), as set forth in this Section 1.10(ii). Notwithstanding the foregoing, Proposed Products shall not include, and this Section 1.10(ii) shall not apply to, any product described in the preceding sentence for which the exclusive development and manufacturing rights have been held by a third party for at least one year prior to Distributor's acquisition of rights to such product or any such product proposed by another manufacturer which Distributor jointly develops or markets with another manufacturer.

(A) The Distributor shall not disclose any information with respect to a Proposed Product to any third party until Distributor has complied with the procedures set forth in this paragraph. Distributor shall give Diamond a written notice of each

Proposed Product generally describing its nature and, if Diamond then requests within ten (10) business days, Distributor shall provide to Diamond in writing Distributor's proposed development and manufacturing requirements and schedule, and offer to enter into negotiations for development and manufacture of such Proposed Product (the "New Product Notice"). If, within ten (10) business days of receipt of such New Product Notice, Diamond notifies Distributor that it is interested in entering into such negotiations, and confirms in writing that (i) Diamond has the manufacturing capability to satisfy the requirements set forth in the New Product Notice (or that Diamond can obtain such capability within the time frame contemplated by the New Product Notice) and (ii) Diamond has the necessary rights to antigens comprising the Proposed Product (or Diamond reasonably believes that such rights can be obtained within the time frame contemplated by the New Product Notice) (a "Negotiation Notice"), then Distributor and Diamond shall commence good faith negotiations with respect to development and manufacture of the Proposed Product for a period of time up to ninety (90) days after Distributor's receipt of Diamond's Negotiation Notice (the "Negotiation Period"). If Diamond does not timely deliver a Negotiation Notice, then there shall be no Negotiation Period and Distributor shall be free to offer the development and manufacturing rights to the Proposed Product to third parties.

(B) In connection with negotiations during any Negotiation Period, Distributor shall provide to Diamond prompt access to its information and personnel during normal business hours and in a manner not disruptive to Distributor's normal business operations to conduct reasonable due diligence with respect to the Proposed New Product throughout the Negotiation Period. At Diamond's request, Distributor shall also supply reasonable research quantities, to the extent available, of any applicable biological materials relating to the Proposed Product to which Distributor and its Affiliates have rights.

(C) During the Negotiation Period, each of Distributor and Diamond shall not, and shall cause its Affiliates, employees and agents not to, solicit, authorize the solicitation of or participate in any discussion with any third party concerning any offer or possible offer by a third party to develop or manufacture the Proposed Product or make any preparations for any of the foregoing.

(D) If the parties do not execute a letter of intent or agreement for development and/or manufacture of the Proposed Product within the Negotiation Period, Distributor shall be free to offer the development and manufacturing rights to the Proposed Product to third parties; provided, however, that Distributor shall not offer or enter into any agreement or other arrangement with respect to the Proposed Product with a third party on terms more favorable to such third party than those offered by Distributor to Diamond.

(E) All products described in the second sentence of Section 1.10(ii) and products listed in a New Product Notice for which Diamond does not deliver a Negotiation Notice are referred to in this paragraph as "Excluded Products". During the term of this Agreement, Distributor shall deliver a written notice to Diamond within thirty (30) days after the end of each Contract Year stating the aggregate number of

Excluded Products that Distributor had in development at the end of such Contract Year and the number of such Excluded Products for which Distributor commenced development in such Contract Year. Distributor shall include in each such notice a description in reasonable detail of each such Excluded Product; provided, that if Distributor is legally prohibited from disclosing such information at the time such notice is given, Distributor shall provide the information in writing to Diamond promptly after such legal restrictions terminate.

SECTION 2. ADDITIONAL PRODUCTS

2.01 Additional Products. At Distributor's request, additional Products may be added to Exhibit A to this Agreement, providing for additional combinations of the antigens listed in Exhibit A and/or combinations of such antigens and new antigens specified by Distributor. Diamond shall have the right, in its discretion, to approve or disapprove any such additional Products and if approved, to establish reasonable Purchase Prices therefor. Any such approved additional Products and the Purchase Prices therefor shall be set forth in an amended Exhibit A signed by both parties to be collectively known as "All Products". Any such approved additional Product shall be included in the requirements of Section 1.04(ii)(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B).

2.02 Registration Costs: Ownership. Distributor shall advance to Diamond the Registration Costs for any additional Products approved pursuant to Section 2.01, which are added at Distributor's request. Each of Distributor and Diamond shall retain ownership of any antigens it supplies for any such additional Products and the addition of additional Products to Exhibit A shall not be deemed to transfer any right, title, interest or license in or to the antigens supplied by either party to the other party for such Products, except as necessary to manufacture and sell Products under this Agreement. Each of Distributor and Diamond shall retain joint ownership of any jointly produced antigens developed by the parties hereto, and the addition of said Products to Exhibit A shall not be deemed to transfer any right, title, interest or license in or to the jointly developed antigens or Products, except as necessary to manufacture and sell Products under this Agreement. It is contemplated that a separate agreement would be entered into for the joint development of antigens or Products between the parties hereto.

2.03 Additional Products Previously Added to Agreement. Distributor and Diamond acknowledge and agree that certain additional Products identified in Appendix 1 (but not other Products) shall be subject to the respective terms and conditions set forth in such Appendix, which are incorporated by reference in this Agreement.

SECTION 3. PRICE; PAYMENT; LOAN

3.01 Purchase Prices. Distributor agrees to purchase the Products at prices shown in Exhibit A hereto, subject to adjustment from time to time as specified below (the "Purchase Price"). All prices are F.O.B. Diamond's manufacturing plant and are exclusive of taxes, freight and insurance, if any, which shall be invoiced to and paid by Distributor.

3.02 Annual Price Adjustment. Purchase Prices for each Product set forth in Exhibit A shall be in effect for Products having specified delivery dates during Contract Years * and * . Purchase Prices to be in effect for Products to be delivered in each subsequent Contract year shall be negotiated by the parties in good faith, taking into account factors including, but not limited to, cost changes, volume changes and plant utilization. In the event that Purchase Price changes are not agreed upon as a result of such good faith negotiations, then the Purchase Prices in effect for the preceding Contract Year shall remain in effect.

3.03 Cost Increases. Diamond may also notify Distributor in writing during any Contract Year of any cost increases for raw materials and packaging components for All Products to the extent such increases, individually or in the aggregate, would cause total finished cost of goods of such Product to increase by more than 2%. Upon Distributor's request, Diamond will furnish reasonable supporting documentation therefor. Upon such notification, the parties shall negotiate in good faith to adjust the applicable Purchase Prices to account for such increases. In the event that Purchase Price changes are not agreed upon as a result of such good faith negotiations, then the Purchase Prices then in effect shall remain in effect.

3.04 Payment Terms.

(i) In General. Diamond shall notify Distributor of the date when Products are ready for shipment. Diamond shall invoice the Distributor for Products on the later of (i) the date Diamond notifies Distributor that the Products are ready for shipment or (ii) the delivery date specified in Distributor's purchase order accepted by Diamond. Diamond shall invoice Distributor for the Additional Payment, if any, within thirty (30) days after the end of any Contract Year for which it is due. Diamond shall invoice Distributor for Registration Costs, Support Costs and other amounts payable by Distributor under this Agreement, if applicable, monthly as incurred. Payment terms shall be net 30 days from the date of each such invoice. An interest charge of one and one-half percent (1 1/2%) per month or portion of a month shall be charged for late payments. Diamond shall be entitled to place Distributor on shipment hold and otherwise suspend performance under this Agreement if Distributor shall be materially late or in default of its payment obligations.

(ii) Prepayments. On or before * , Distributor shall pay to Diamond an amount equal to * , which amount shall be credited against the invoice prices for Products to be shipped on or after October 1, 2003. On or before * , Distributor shall pay to Diamond an amount equal to (A) * * , minus (B) the quotient determined by dividing (x) the amount, if any, by which Qualified Revenues for Contract Year 2003 exceeded the Minimum Qualified Revenue for Contract Year 2003, if any, by (y) * (the "2004 Prepayment"). The 2004 Prepayment shall be credited against the invoice prices for Products to be shipped on or after October 1, 2004.

* CONFIDENTIAL TREATMENT REQUESTED

3.05 Packaging. Purchase Prices include packaging for bulk palletized shipment for Distributor by common carrier for next-day delivery. Distributor shall pay to Diamond the additional charges for labor and materials costs for special or additional packaging or shipping requested by Distributor.

3.06 Distributor Loan to Diamond.

(i) The parties acknowledge that pursuant to Amendment No. 4, Distributor advanced to Diamond an amount equal to One Million Dollars ($1,000,000.00) ("Loan Proceeds") as a loan ("Loan") on the terms and conditions of a promissory note dated as of April 15, 2002 (the "Original Note"). Upon execution and delivery of this Agreement, the parties shall cancel the Original Note and execute and deliver a substitute note in the form attached hereto as Exhibit F (the "New Note") to evidence the Loan. The Original Note is secured, and the New Note shall be secured, by a subordinated security interest in certain assets of Diamond on the terms and conditions of that certain security agreement dated as of April 15, 2002 (the "Security Agreement"), those certain mortgages dated as of April 15, 2002 ("Mortgages") and that certain subordination agreement dated as of April 15, 2002 (the "Subordination Agreement") (the Security Agreement, Mortgages and Subordination Agreement collectively referred to as the "Security Documents").

(ii) Distributor acknowledges that Diamond has supplied the receipts required by Amendment No. 4 evidencing that Diamond has applied the Loan Proceeds toward the uses set forth on Exhibit G attached hereto.

(iii) Diamond agrees to obtain lien releases from all contractors, subcontractors or vendors who provide services and/or materials in accordance with Exhibit G. In the event any lien is filed against the property secured by the Security Agreement and Mortgages, Distributor shall have the right to pay said lien amount and seek immediate repayment of said amount with interest at the statutory rate from Diamond. Diamond hereby agrees to indemnify and hold Distributor harmless for any and all claims by contractors, subcontractors and vendors providing services to Diamond for the improvements listed on Exhibit G.

SECTION 4. FORECASTS; ORDER PROCEDURES; DELIVERIES

4.01 Firm Orders. Except to the extent that the parties otherwise agree in writing with regard to a particular order, Distributor shall submit to Diamond a firm written purchase order or orders specifying the types, quantities and delivery dates and instructions of Products that it desires to purchase at least five (5) months prior to the requested delivery date(s). Diamond will review each purchase order within five (5) business days of receipt and either issue in writing its confirmation or its proposal for changes and modifications for delivery to accommodate, to the extent reasonable, Diamond's scheduling requirements. Diamond will use reasonable commercial efforts to accommodate and to minimize changes and modifications to the delivery dates requested by Distributor. Each purchase order shall be binding on Distributor upon written confirmation by Diamond or, if

Diamond has made a proposal for changes or modifications to delivery, upon Distributor's written acceptance of such changes or modifications; provided, that no material modification or change will become effective after confirmation without the written approval of both parties. Diamond agrees that with respect to Products covered by a purchase order confirmed by it in writing, the Products shall be available for shipment on the specified delivery dates, except to the extent it is prevented from doing so due to conditions beyond its reasonable control as provided in Section 8. The applicable delivery schedules shall be suspended during any period that Products have been selected for testing by a regulatory authority.

4.02 Standard Batch Size. Distributor will order Products in standard batch sizes as shown on Exhibit A. If specified order amounts for Distributor would result in a batch which is thirty percent (30%) or more below the applicable standard batch size set forth in Exhibit A, Diamond will so notify Distributor and at Distributor's option (i) the parties will mutually agree to an increased Purchase Price for such Products; (ii) Distributor will agree to accept and pay for the entire standard batch size of the ordered Products or (iii) Distributor may submit a revised purchase order for a quantity of Products within the permitted parameters.

4.03 Forecasts. Within fifteen (15) days after the first day of each calendar quarter during the term of this Agreement, Distributor will furnish Diamond a revised written forecast of the quantities and types of Products that the Distributor anticipates it will order from Diamond during each month of the succeeding twelve (12) month period. Such forecasts will not be deemed binding commitments, but are for the purpose of enabling Diamond to more effectively schedule the use of its facilities.

4.04 Delivery; Title. Diamond shall ship the Products at the Distributor's expense and in accordance with Distributor's written instructions. Written shipping instructions shall be provided by Distributor in each purchase order or not later than two (2) days prior to the specified delivery date. Title and risk of loss of the Products shall pass to the Distributor upon receipt of the Products at the location directed by Distributor.

4.05 Warehousing. Diamond agrees to store the Products as required by the Distributor for a period of not to exceed thirty (30) days from the later of (i) the date Diamond notifies Distributor the Products are ready for shipment or (ii) the delivery date specified in Distributor's purchase order accepted by Diamond. With respect to Products that are not picked up by the common carrier designated by Distributor's shipping instructions within thirty (30) days from the date Diamond notifies Distributor the Products are ready for shipment, Diamond shall charge a warehousing fee of one and one-half percent (1 1/2%) of the invoice amount per month or portion thereof until such Products are shipped.

4.06 Order of Precedence. In the event of conflict between the typewritten terms of Distributor's purchase orders and the terms and conditions of this Agreement, the order of precedence shall be first, the typewritten terms of Distributor's accepted purchase orders and then this Agreement. All other terms and conditions contained in Distributor's and Diamond's standard form purchasing and selling documents shall be disregarded.

SECTION 5. LABEL CODES: QUALITY ASSURANCE; DATING

5.01 Label Codes. Diamond shall code all labels affixed to each unit of the packaged Products to identify the Product batch. Distributor shall not remove or obliterate label codes or patent marking on any Products.

5.02 Product Analysis. Prior to shipping any Product for the Distributor, Diamond shall analyze the Product for the purpose of determining whether it conforms with the Specifications.

5.03 Audit. Once during each Contract Year, Diamond shall provide to Distributor reasonable access, during normal business hours, upon reasonable notice to Diamond's manufacturing facilities to permit Distributor to examine, audit and copy Diamond's records with respect to manufacture, quality control and regulatory compliance of the Products, at Distributor's sole expense. Such audit rights shall not extend to financial and other records of Diamond not pertinent hereto.

5.04 Dating. Unless otherwise approved by Distributor prior to shipment, Products will have a dating at time of shipment as follows; provided, that in the event that retesting is required for a Product, the minimum dating otherwise required shall be reduced by a period of sixty (60) days:

(i) Products released for sale with twenty-four (24) months dating will be shipped for Distributor with a minimum of twenty (20) months dating remaining.

(ii) Products released for sale with eighteen (18) months dating will be shipped for Distributor with a minimum of fourteen (14) months dating remaining.

(iii) Products released for sale with twelve (12) months dating will be shipped for Distributor with a minimum of eight (8) months dating remaining.

5.05 Outdates. Should Product remain undistributed beyond the date permitted by regulation or other government agency requirement, Diamond will accept redelivery to it at Distributor's shipping costs, with Distributor to receive credit for same at the price paid to Diamond up to a maximum cumulative credit of 1% of the aggregate Purchase Prices of the products ordered for shipment within a Contract Year, to be included in the calculation of the Qualified Revenue Requirement in Section 1.04(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B). Diamond agrees to destroy said returned Product at its cost and in compliance with all regulatory requirements.

SECTION 6. TERM; TERMINATION

6.01 Term. The initial term of this Agreement shall be for a period commencing on the Effective Date and ending on December 15, 2013. This Agreement shall automatically renew thereafter for additional renewal terms of one year each, unless either party gives at least twelve (12) months prior written notice to the other that it does not wish to renew this Agreement.

6.02 Extension Fee Paid to Diamond. The parties acknowledge that pursuant to Amendment No. 4, Distributor paid in full to Diamond an amount equal to *
* as a non-refundable fee for extending the term of this Agreement.

6.03 Termination for Breach. Subject to the provisions of Section 8, if either party shall breach any material obligation required under this Agreement the other party may give written notice of its intention to terminate this Agreement describing in reasonable detail the breach. If the breaching party fails to remedy such material breach within thirty (30) days (ninety (90) days in the case of any failure by Diamond to deliver any Product) following such written notice, or if such breach is not reasonably capable of cure within such thirty (30)-day or ninety (90)-day period, as the case may be, and the breaching party fails to commence cure procedures within such thirty (30)-day or ninety (90)-day period and diligently prosecute such procedures until the breach is cured, then the non-breaching party may, in addition to all other remedies available at law or in equity, terminate this Agreement forthwith upon written notice.

6.04 Performance on Termination. Upon termination of this Agreement, (i) Products manufactured pursuant to confirmed purchase orders shall be delivered no later than the requested delivery dates in the approved purchase order and Distributor shall pay Diamond therefor as provided in Section 3.04 (provided, that prepayment shall be required upon termination due to Distributor's payment default); (ii) all raw materials furnished by Distributor shall be returned at Distributor's expense; and (iii) all reasonable costs of unused raw materials, containers, labeling and packaging previously ordered by Diamond in its reasonable discretion and not reusable for other purposes by Diamond shall be paid by Distributor.

SECTION 7. REPRESENTATIONS AND WARRANTIES; NOTIFICATIONS

7.01 Of Diamond. Diamond represents and warrants to Distributor that:

(i) the Products delivered to Distributor hereunder shall conform to the Specifications and all other requirements and shall be free from material defects in workmanship and materials through their respective expiration dates;

(ii) the execution and delivery of this Agreement by Diamond, and the performance of its obligations hereunder, do not require the consent of any third party and will not violate, with or without notice, the lapse of time or both, any agreement, contract, license or permit to which Diamond is a party or its organizational documents; and

(iii) prior to delivery of any Product hereunder it will have, and will thereafter maintain, all required manufacturing establishment designations, permits and Licenses required to perform its obligations with respect to such Product under this Agreement.

* CONFIDENTIAL TREATMENT REQUESTED

7.02 Of Distributor. Distributor represents and warrants to Diamond that:

(i) the execution and delivery of this Agreement by Distributor, and the performance of its obligations hereunder, do not require the consent of any third party and will not violate, with or without notice, the lapse of time or both, any agreement, contract, license or permit to which Distributor is a party or its organizational documents; and

(ii) it has, and will maintain, all permits and licenses required to perform its obligations under this Agreement and Products distributed hereunder will bear labels conforming to the requirements of this Agreement.

7.03 Non-Conforming Products. The Distributor shall have 30 days after receipt of the Product to inspect the Product for gross visual defects and reject the same. If the Product is rejected, written notice must be given to Diamond no later than 30 days after receipt by the Distributor. The parties within 30 days after rejection will endeavor in good faith negotiations to determine whether or not the Product conforms to Diamond's warranties. If the parties conclude it does conform, it will be treated as conforming in all respects under this Agreement with time requirements to be adjusted to cover the time required by this process. If the parties conclude it does not conform with Diamonds warranties in Section 7.01(i), at the Distributor's option, (i) Diamond shall be relieved of any obligation to deliver any Product with respect to the non-conforming shipment and in such case Diamond shall credit against future purchases by Distributor the purchase price of such non-conforming Product paid by Distributor together with any shipping costs paid by the Distributor for delivery of such non-conforming Product, or (ii) Diamond shall replace the non-conforming Product with substitute Product which conforms with said warranties, within the time agreed to by both parties, in which case the Distributor shall pay to Diamond amounts in accordance with Section 3 hereof based on the substitute shipment, net of the purchase price and shipping costs, if any, previously paid by Distributor for such non-conforming Products. The non-conforming Product shall become the property of and be returned to Diamond at Diamond's expense. Diamond shall dispose of such Product at its own expense according to all appropriate regulations. The Purchase Price of non-conforming product shall be treated as Minimum Qualified Revenue in the Contract Year the product is ordered for shipment.

7.04 Recall. Diamond shall replace Product at no cost to the Distributor to complete any Product recall or stop-sale required by a subsequent determination that the Product (i) was not produced in accordance with Specifications when released to the Distributor, (ii) failed to remain in compliance with Specifications through the dating period of such Product, (iii) contained any material defect in workmanship and materials not detectable by Distributor's inspection testing, or (iv) was not produced in compliance with applicable USDA regulations. The reasonable costs of any such recall or stop-sale shall be borne by Diamond. Any such recall or stop-sale shall be conducted in accordance with USDA Veterinary Services Memorandum No. 800.57 or any successor regulations. The Distributor shall be responsible for all other recalls related to marketing, handling or storage of Product by Distributor or its agents, including voluntary recalls made by Distributor. Minimum Qualified Revenue and, to the extent contemplated by Section

13.08, Minimum Initial Product Revenue, for any Contract Year shall include the Purchase Price for product recalled under the first sentence of this Section 7.04.

7.05 Exclusive Remedy. THE REMEDIES DESCRIBED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ANY OTHER REMEDY DISTRIBUTOR WOULD OTHERWISE HAVE AGAINST DIAMOND WITH RESPECT TO DEFECTIVE PRODUCTS OR ANY BREACH OF DIAMOND'S LIMITED WARRANTY UNDER SECTION 7.01(i) OF THIS AGREEMENT; PROVIDED, THAT THIS SECTION SHALL NOT LIMIT DIAMOND'S INDEMNITY OBLIGATION SET FORTH IN SECTION 11 WITH RESPECT TO THIRD PARTY CLAIMS.

7.06 Limitations.

(i) EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 7, DIAMOND MAKES NO WARRANTIES, EXPRESSED OR IMPLIED, CONCERNING TECHNOLOGY, GOODS, SERVICES, RIGHTS OR THE MANUFACTURE, AND SALE OF PRODUCTS, AND HEREBY DISCLAIMS ALL WARRANTIES, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR USE OR PURPOSE OR NONINFRINGEMENT WITH RESPECT TO ANY AND ALL OF THE FOREGOING.

(ii) IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY THIRD PARTY FOR LOST PROFITS, LOSS OF GOODWILL, OR ANY SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES, HOWEVER CAUSED, ARISING UNDER ANY THEORY OF LIABILITY. THIS LIMITATION SHALL APPLY EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

(iii) THE WARRANTY IN SECTION 7.01(i) WILL NOT APPLY TO THE EXTENT OF ANY DEFECTS CAUSED BY IMPROPER OR INADEQUATE HANDLING OR STORAGE OF PRODUCTS AFTER SHIPMENT BY DIAMOND OR FAILURE OF ANY RAW MATERIALS SUPPLIED BY DISTRIBUTOR.

7.07 Notifications.

(i) Of Diamond. Diamond agrees that it will promptly notify the Distributor in writing of any contact, claim or other communication by any entity or agency that relates to, or may relate to, Diamond's ability to perform its responsibilities herein. Any communication (other than routine regulatory filings, notices and reports and other non-adverse communications), either initiated by Diamond or by the USDA, that references a Product in this Agreement or the submission of any such Product will immediately be brought in writing to the attention of the Distributor.

(ii) Of Distributor. Distributor agrees that it will promptly notify Diamond in writing of any contact, claim or other communication by any entity or agency that relates to, or may relate to, Distributor's ability to perform its responsibilities herein. Any communication (other than routine regulatory filings, notices and reports and other non-adverse communications), either initiated by Distributor or by the USDA, that references a Product in this Agreement or the submission of any such Product will immediately be brought in writing to the attention of Diamond.

SECTION 8. FORCE MAJEURE

8.01 Force Majeure. No party shall be held liable or responsible for failure or delay in fulfilling or performing any obligation of this Agreement in case such failure or delay is due to Acts of God, strikes or other labor disputes, governmental regulations or actions (not otherwise the responsibility of the parties), inability to obtain material, labor, equipment or transportation, or any other condition beyond the reasonable control of the affected party, provided such party has taken reasonable steps to avert such causes or conditions. Each party agrees to give the other party prompt written notice of the occurrence and the nature of any such condition or act, and the extent to which the affected party will be unable to fully perform its obligation hereunder. Each party further agrees to use all reasonable efforts to correct the condition as quickly as possible.

8.02 Right to Terminate. If, as a result of causes or conditions described in this Section, either party is unable to perform substantially all of its material obligations hereunder for any consecutive period of three (3) months, the other party shall have the right to terminate this Agreement upon at least thirty (30) days prior written notice.

SECTION 9. CONFIDENTIAL INFORMATION

9.01 Non-Disclosure. All Confidential Information disclosed hereunder shall remain the property of the disclosing party and shall be maintained in confidence and not disclosed by the receiving party to any person except to officers, employees, and consultants to whom it is necessary to disclose the information for the purpose of performing and enforcing this Agreement. Each party shall take all steps it would normally take to protect its own Confidential Information to ensure that the received Confidential Information shall be maintained in confidence and not disclosed, but in no event less than reasonable care.

9.02 Use. Unless otherwise agreed in writing, all Confidential Information disclosed hereunder shall be used by the parties only pursuant to and in accordance with this Agreement.

9.03 Exceptions. The obligations of Diamond and Distributor under this paragraph shall not apply to:

(i) Information which, at the time of disclosure, is in the public domain or thereafter comes within the public domain other than as a result of breach of this Agreement; or

(ii) Information which either party can establish was in its possession at the time of disclosure; or

(iii) Information which was received from a third party not under an obligation of confidentiality; or

(iv) Information which either party can establish was independently developed without reference to the information received hereunder.

9.04 Termination: Survival. Upon termination of this Agreement, Diamond and Distributor agree upon written request to return to the other all written or other physical embodiments of the other's Confidential Information, except for one record copy. The obligations under this paragraph shall be binding on any affiliate, parent, subsidiary, successor or assign of Diamond or Distributor as if a party to the Agreement. The obligations of confidentiality and non-use of the Confidential Information under this Agreement shall, continue throughout the term of this Agreement and for a period of two (2) years following the termination or expiration of this Agreement.

9.05 Confidentially of Agreement. Except to the extent required by law, neither party shall disclose to third parties the terms of this Agreement or the negotiations giving rise to this Agreement. If either party ("Disclosing Party") determines that it is required by law to disclose any provisions of this Agreement, it will provide reasonable notice to the other party ("Non-Disclosing Party") and will consult and cooperate with the Non-Disclosing Party, to permit the Non-Disclosing Party to seek a protective order or other confidential treatment, to the extent permitted by law.

SECTION 10. OWNERSHIP OF INTELLECTUAL PROPERTY

Any and all design, patent, copyright and other relevant ownership and other rights in and to the intellectual property aspects of the Products which are the subject of this Agreement and all modifications, adjustments, changes and derivatives thereto and thereof (collectively, the "Rights") shall belong exclusively to Diamond, except as otherwise agreed in writing with respect to additional Products added to this Agreement pursuant to Section 2. Distributor agrees that it does not have, and will not claim, any Rights in any Product delivered pursuant to this Agreement or aspect thereof, except as so agreed in writing. Diamond shall own the raw materials and Products, subject to any security interest, until title passes pursuant to Section 4.04.

SECTION 11. INDEMNIFICATION

11.01 By Diamond. Diamond hereby agrees to defend, indemnify and hold Distributor, its directors, officers, employees, agents and Affiliates harmless from and against any loss, claim, action, damage, expense or liability (including defense costs and attorneys' fees) resulting from any third party claim or suit arising out of or relating to Diamond's failure to manufacture a Product in compliance with its Specifications; provided, however, that the foregoing indemnity obligations shall not apply where such claim is the result of the willful misconduct or negligent act of Distributor or its Affiliates, and there shall be apportionment in accordance with responsibility when such obligation derives in part from such acts of Diamond and in part from such acts of Distributor and its Affiliates.

11.02 By Distributor. Distributor hereby agrees to defend, indemnify and hold Diamond, its directors, officers, employees, agents and Affiliates harmless from and against any loss, claim, action, damage, expense or liability (including defense costs and attorneys' fees) resulting from any third party claim or suit arising out of or relating to the use, sale or distribution of any of the Product manufactured in conformity with the Specifications, including, but not limited to any warranty for the Products extended by Distributor other than the warranties given by Diamond in Section 7.01(i) above and any of the claims identified in Section 7.06(i) above; provided, however, that the foregoing indemnity obligation shall not apply where such claim is solely the result of the willful misconduct or negligent act of Diamond or its Affiliates and there shall be apportionment in accordance with responsibility when such obligation derives in part from acts of Distributor and in part from such acts of Diamond and its Affiliates.

11.03 Procedures. In the event that a third-party claim is made or third-party suit is filed for which either party intends to seek indemnification from the other party pursuant to this Section 11, the party seeking indemnification (the "Indemnitee") shall promptly notify the other party (the "Indemnitor") of said claim or suit. The Indemnitor shall have the right to control, through counsel of its choosing, the defense of such third-party claim or suit, but may compromise or settle the same only with the consent of the Indemnitee, which consent shall not be unreasonably withheld. The Indemnitee shall promptly consult in good faith with the Indemnitor with respect to any proposed settlement The Indemnitee shall cooperate fully with the Indemnitor and its counsel in the defense of any such claim or suit and shall make available to the Indemnitor any books, records or other documents necessary or appropriate for such defense. The Indemnitee shall have the right to participate at the Indemnitee's expense in the defense of any such claim or suit through counsel chosen by the Indemnitee.

11.04 Insurance. Diamond and Distributor will each Maintain product liability insurance covering their individual performance of their obligations hereunder with a minimum limit of liability of Two Million Dollars ($2,000,000) in the aggregate. Each party will maintain insurance to protect themselves and the other from claims under any workers compensation acts and from any other damages from personal injury including death, which may be sustained by the said parties, their agents, servants or employees and the general public and/or claims of property damage which might be sustained from any one of them due to the negligence of the parties. Each party shall furnish the other with a certificate of insurance.

11.05 Survival. The provision of Sections 11.01 through 11.03 shall survive the expiration or termination of this Agreement.

SECTION 12. MISCELLANEOUS

12.01 Notices. All notices or other communications provided for in this Agreement shall be in writing and shall be considered delivered upon the earliest of actual receipt, or personal or courier delivery, or sending by facsimile with confirmation of receipt in good order requested and received, or on the fourth business day after they are deposited in the

United States mail, certified first class or air mail postage prepaid, return receipt requested, addressed to the respective parties as follows:

(i) If to Diamond:
Diamond Animal Health, Inc.
2538 S.E. 43rd Street
Des Moines, Iowa 50317
ATTN: President
Fax: (515) 263-8661

Copies to:

Heska Corporation
1613 Prospect Parkway
Fort Collins, CO 80525
ATTN: Chief Financial Officer
Fax: (970) 484-9505

William M. Hardin
Osborn Maledon, P.A.
2929 North Central Avenue
Suite 2100
Phoenix, AZ 85012
Fax: (602) 640-6068

(ii) If to Distributor:
AGRI Laboratories, ltd.
20927 State Route K
St. Joseph, MO 64505
ATTN: President
Fax: (816) 233-9546

Copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 W. 12th Street
Kansas City, MO 64105
Fax: (816) 474-0872

The parties may, at any time, change their addresses or other information in this section by written notice under this section.

12.02 Independent Contractors. The parties are and shall always remain independent contractors as to the other in their performances of this Agreement. The provisions of this Agreement shall not be construed as authorizing or reserving to either party any right to exercise any control or direction over the operations, activities, employees, or agents of the other in connection with this Agreement except to the extent required by law, it being understood and agreed that the control and direction of such operations, activities, employees, or agents shall otherwise remain with each party. Neither party to this Agreement shall have any authority to employ any person as an employee or agent for or on behalf of the other party to this Agreement, nor shall any person performing any duties or engaging in any work at the request of such party, be deemed to be an employee or agent of the other party to this Agreement.

12.03 Governing Law. The validity, interpretation and performance of this Agreement shall be governed and construed in accordance with the internal laws of the State of Iowa.

12.04 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited by or be invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.05 Modification. No modification or waiver of any provision of this Agreement shall be effective unless the modification is made in writing and signed by the party sought to be charged, and the same shall then be effective only for a period and on the conditions and for the specific instances and purposes specified in such writing. No course of dealing between Diamond and the Distributor or delay or failure to exercise any rights hereunder shall operate as a waiver of such rights or preclude the exercise of any other rights hereunder.

12.06 Survival. Termination or expiration of this Agreement shall not relieve either party from any obligation under this Agreement which may have accrued prior thereto or which survives by its terms.

12.07 Captions. The captions set forth in this Agreement are for convenience only and shall not be used in any way to construe or interpret this Agreement.

12.08 Assignment. Neither party to this Agreement may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party; except that either party may assign its right and delegate its obligations hereunder without prior consent of the other party to any successor entity by way of merger, consolidation, or reorganization or to the purchaser of all or substantially all of its assets. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve either party of responsibility for the performance of any accrued obligation which it has hereunder. Any consent required shall not be unreasonably withheld.

12.09 Entire Agreement. This Agreement (including the Exhibits hereto) and the New Note constitute the entire understanding of the parties with respect to the subject matter hereof and supersede all prior documents, instruments, negotiations or communications, however given, regarding the subject matter hereof, including but not limited to the Original Note, the Original Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4; provided, that the Security Documents shall continue in full force and effect to secure the Loan and the New Note. There are no other understandings, representations or warranties of any kind, express or implied.

12.10 Arbitration. Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties shall submit such disagreement to arbitration under the Commercial Rules of the American Arbitration Association in Kansas City, Missouri, with any hearing to be held in St. Joseph, Missouri. Neither party shall have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association.

SECTION 13. DEFINITIONS

13.01 "Affiliate" shall mean with respect to any person or entity (i) any other person or entity that controls, is controlled by or is under common control with such first person or entity, with "control" meaning direct or indirect beneficial ownership of more than fifty percent (50%) of the equity interest of an entity or more than a fifty percent (50%) interest in the decision making authority of an entity, and (ii) an entity in which the maximum equity interest permitted by law to be held by another entity is held by such other entity.

13.02 "BTI" shall mean Ballistic Technologies, Inc.

13.03 "Biostar" shall mean Novartis Animal Health, Inc. and its predecessor, Biostar, Inc., a corporation organized under the laws of Canada.

13.04 "Boehringer Ingelheim" shall mean Boehringer Ingelheim Animal Health, Inc., a Delaware corporation.

13.05 "Confidential Information" shall, mean all information disclosed in writing, or by oral communication if reduced to writing and confirmed as confidential within (30) days of disclosure, by either party to the other relating to raw materials, product specifications, formulations and compositions, scientific know-how, chemical compound and composition data, manufacturing processes, analytical methodology, product applications, including safety and efficacy data, current and future product and marketing plans and projections, and other information of a technical or economic nature related to the Products and/or Diamond's manufacture of the Products.

13.06 "Contract Year" shall mean each successive 12-month period ending on December 15 in each calendar year and beginning on December 16 in the previous calendar year, during the term of this Agreement. For example, Contract Year 2002 began on December 16, 2001 and ends on December 15, 2002.

13.07 "Contract Year Factor" shall mean (i) * for Contract Year 2003, (ii) * for Contract Year 2004 and (iii) 1.00 for all other Contract Years.

13.08 "Initial Products" shall mean the products that are subject to this Agreement on the Effective Date, all of which are expressly set forth in Exhibit A attached hereto. Initial Products shall also include additional products added to this Agreement in accordance with Section 2 of this Agreement that consist of one or more antigens set forth on Exhibit A and Exhibit AA on the Effective Date (i) in combination with antigens not set forth on Exhibit A and Exhibit AA on the Effective Date and/or (ii) for which additional claims are obtained by Diamond or the supplier of such antigen (including but not limited to the potential additional products described on Exhibit AA).

13.09 "Initial Product Qualified Revenues" shall mean, for any Contract Year, an amount equal to (i) the Qualified Revenues attributable to Initial Products (Exhibit A and AA) for such Contract Year, plus (ii) any amounts paid by Distributor to Diamond in such Contract Year for Registration Costs and Support Costs attributable to Products other than Initial Products, plus (iii) any other amounts paid or advanced by Distributor to Diamond in

* CONFIDENTIAL TREATMENT REQUESTED

such Contract Year for research and development or other services not contemplated by this Agreement that are attributable to Products other than Initial Products.

13.10 "License" shall mean a veterinary biologic license issued to Diamond by the United States Department of Agriculture or other regulatory agency with jurisdiction in the Territory for a Product to be manufactured by Diamond pursuant to this Agreement.

13.11 "Minimum Qualified Revenue" and "Minimum Initial Product Revenue" shall mean the minimum amounts of Qualified Revenue and Initial Product Qualified Revenues, per Contract Year, respectively, as specified in Section 1.04(ii)(A) above, and Section 1.04(ii)(B) above, respectively.

13.12 "Products" shall mean the Initial Products, together with any additional antigens and new products added to this Agreement pursuant to Section 2.01 of this Agreement.

13.13 "Qualified Revenue" shall mean, for any Contract Year, an amount equal to (i) the Purchase Price of Products ordered for shipment in such Contract Year by Distributor, plus (ii) any amounts paid by Distributor to Diamond in such Contract Year for Registration Costs and Support Costs, plus (iii) any other amounts paid or advanced by Distributor to Diamond in such Contact Year for research and development or other services not contemplated by this Agreement, as adjusted for (iv) all other adjustments to Minimum Qualified Revenue expressly as provided in this Agreement.

13.14 "Registration Costs" shall mean all costs and expenses associated with obtaining Licenses, including without limitation clinical trial costs, assay development and validation, development of seed stocks, production processes scale-up, formulation development, production of pre-licensing serials, conduct of field safety trials, application fees and other costs and expenses reasonably incidents thereto. As between the parties, Registration Costs shall include labor and service charges at Diamond's standard hourly rates, as amended from time to time, direct cost of materials, and out-of-pocket and third-party expenditures.

13.15 "Specifications" shall mean, as the context may require, either one or both of the following, which have been mutually agreed upon by the parties: (i) vendor-certified appropriate quantitative and qualitative particulars for all raw materials including active and non-active excipients that are used to prepare all components represented in and by final Products, and (ii) a filed and approved USDA Outline of Production describing in detail the manufacturing process applicable for each Product and the testing and release criteria applicable to each Product.

13.16 "Sterile Filled Facility" shall mean a sterile filled manufacturing facility meeting the CGMP requirements of the FDA.

13.17 "Sterile Filled Facility Period" shall mean any period during which a Sterile Filled Facility is operational at Diamond, beginning on the later of (i) the 36-month anniversary of the date Diamond notifies Distributor in writing of its intention to develop a Sterile Filled Facility and (ii) the 18-month anniversary of the date that the first product license is granted by the FDA for a product produced in such Sterile Filled Facility.

13.18 "Support Costs" shall mean all costs and expenses of Diamond associated with providing technical support to Distributor under this Agreement, including without limitation labor and service charges at Diamond's standard hourly rates, as amended from time to time, direct cost of materials, and out-of-pocket and third-party expenditures.

13.19 "Territory" shall mean the territory specified in Section 1.03.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly -authorized representatives as of the date first written above.

DIAMOND ANIMAL HEALTH, INC.	**AGRI LABORATORIES, LTD.**
By:	By:__________
Title:	Title:__________



EXHIBITS

A	-	Products and Prices
AA	-	Potential Additional Antigens
B	-	Boehringer Ingelheim Rights
C	-	Biostar Antigens
D	-	Ballistic Technologies, Inc.
E	-	Example Calculations of Minimums
F	-	Form of New Note
G	-	Uses of Loan Proceeds

APPENDICES

1	-	Additional Product

13.18 "Support Costs" shall mean all costs and expenses of Diamond associated with providing technical support to Distributor under this Agreement, including without limitation labor and service charges at Diamond's standard hourly rates, as amended from time to time, direct cost of materials, and out-of-pocket and third-party expenditures.

13.19 "Territory" shall mean the territory specified in Section 1.03.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly -authorized representatives as of the date first written above.

DIAMOND ANIMAL HEALTH, INC.	**AGRI LABORATORIES, LTD.**
By:________________	By: 
Title:________________	Title: PRESIDENT/CEO

EXHIBITS

A	-	Products and Prices
AA	-	Potential Additional Antigens
B	-	Boehringer Ingelheim Rights
C	-	Biostar Antigens
D	-	Ballistic Technologies, Inc.
E	-	Example Calculations of Minimums
F	-	Form of New Note
G	-	Uses of Loan Proceeds

APPENDICES

1	-	Additional Product

EXHIBIT A

Initial Products

I. Modified Live Products:

Tradename	Antigens	5 ds	10 ds	50 ds
			Pricing	
Titanium BRSV	BRSV		*	*
Titanium BRSV Vac3	BRSV, PI3, IBR		*	*
Titanium 5	BRSV, PI3, IBR, BVD1, BVD2	*	*	*
Titanium 5 L5	BRSV, PI3, IBR, BVD1, BVD2, Lepto 5	*	*	*
Titanium 3 + BRSV LP	BRSV, PI3, IBR, BVD1, BVD2, L.pomona		*	*
Titanium IBR	IBR		*	*
Titanium IBR LP	IBR, L.pomona		*	*
Titanium 3	IBR, BVD1, BVD2		*	*
Titanium 4	IBR, PI3, BVD1, BVD2			
Titanium 4 L5	IBR, PI3, BVD1, BVD2, Lepto 5			

Above Pricing based on Standard Batch Sizes:
5 dose Large Freeze Dryer- * units / * doses Small Freeze Dryer- * units / * doses
10 dose Large Freeze Dryer- * units / * doses Small Freeze Dryer- * units / * doses
50 dose Large Freeze Dryer- * units / * doses Small Freeze Dryer- * units / * doses

Any product combinations of the above antigens not listed above, including but not limited to previously-produced combinations or other products listed on Exhibit A of the Original Agreement that are no longer carried by Distributor or that have never been marketed by Distributor, are not included in the above price structure. Any combinations not listed above that are desired by Distributor subsequent to April 15, 2002 may be added to this Exhibit pursuant to Section 2 of this Agreement and new pricing will be established; provided, that such additional Products shall qualify as "Initial Products" only if they meet the definition of "Initial Products" set forth in this Agreement.

II. Killed Products:

Tradename	Antigens	10 ds	50 ds
		Pricing	
MasterGuard Preg.5	KIBR, KBVD1, KBVD2, MLV BRSV, PI3	*	*
MasterGuard 10	KIBR, KBVD1, KBVD2, MLV BRSV, PI3, L5	*	*
MasterGuard 10 CF	KIBR, KBVD1, KBVD2, MLV BRSV, PI3, L5, C.fetus	*	*

* Currently, Intervet will ship to Diamond and bill Distributor directly for the cost of the C.fetus antigen. Distributor will continue to have responsibility to provide C.fetus component to Diamond for labeling and final packaging at no cost to Diamond. Final product C. fetus potency testing will be performed by Intervet (or any future supplier) and is incorporated into the antigen cost to Distributor

Above Pricing based on Standard Batch Sizes:
* dose * units / * doses
* dose * units / * doses

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* CONFIDENTIAL TREATMENT REQUESTED

III. Additional Cattle Products- Titanium 5 + Once PMH (MLV IBR, BVD1, BVD2, BRSV, PI3 + Intervet Live avirulent *P. haemolytica / multocida*):

	Pricing		
Product Form	**5 ds**	**10 ds**	**50 ds**
Intervet, Unlabelled Titanium 5	*	*	*
AgriLabs, Final Package	*	*	*

Above Pricing based on Standard Batch Sizes:
* dose * units/ * doses
* dose * units / * doses
* dose * units / * doses

All prices include viricidal testing performed at Diamond.
Bactericidal testing is performed by Intervet and is incorporated into the OncePMH cost to Distributor.
Currently, Intervet will ship to Diamond and bill Distributor directly for the Once PMH component. Distributor will continue to have responsibility to provide OncePMH component to Diamond for labeling and final packaging at no cost to Diamond.

* CONFIDENTIAL TREATMENT REQUESTED

EXHIBIT AA

Potential Additional Antigens that qualify to be Classified as "Initial Products" per Section 13.08

1. Pasteurella multocida (Distributor to provide from Intervet)

2. Haemophilus somnus*

3. Clostridials
   - Cl. chauvoi
   - Cl. septicum
   - Cl. novyii
   - Cl. sordellii
   - Cl. perf C
   - Cl. perf D
   - Cl. hemolyticum

4. Pasteurella haemolytica*

5. Phenylpropanolamine Hydrochloride for treatment of urinary incontinence in dogs.

---

* Supplied by Novartis (Biostar). Novartis has the right to terminate supply of all Biostar antigens to Diamond after December 31, 2007, after which Distributor shall have the responsibility to provide such antigens to Diamond if Distributor desires to add and/or maintain them as Products under this Agreement.

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EXHIBIT B

Boehringer Ingelheim Animal Health, Inc.

Bulk Antigens or Monovalent Vaccine

Infectious Bovine Rhinotracheitis (IBR) MLV

Bovine Virus Diarrhea Virus - Type II

>Killed Virus

>Modified Live Virus

Bovine Respiratory Syncytial Virus (BRSV)
(Modified Live Virus)

Madin Darby Bovine Kidney Cells
(Master Cell Stock)

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EXHIBIT C

BIOSTAR ANTIGENS*

Generic Names		Antigens
1.	Pasteurella haemolytica bacterin toxoid (Ph) Leukotoxin 352	P. haemolytica extract
2.	Haemophilus somnus bacterin (Hs)	H. somnus extract
3.	Pasteurella haemolytica bacterin - Leukotoxin 352 toxoid, H. somnus bacterin (Ph Hs)	P. haemolytica extract H. somnus extract

Exclusive BioStar Product Combinations (Canada Only)

Infectious Bovine Rhinotracheitis KV, Bovine Virus Diarrhea KV, PI3 MLV, Bovine Respiratory Syncytial Virus MLV, Lepto 5, SOMNU STAR

Infectious bovine Rhinotracheitis MLV, Bovine Virus Diarrhea MLV, PI3 MLV, Lepto 5, Pneumostar

Infectious Bovine Rhinotracheitis MLV, Bovine Virus Diarrhea MLV, PI3 MLV, Bovine Respiratory Syncytial Virus MLV, Lepto 5, P. haemolytica H. somnus

Any other Signature Line antigen in combination with the BioStar antigen.

Note: Non-exclusive on any other Signature Line product in Canada that does not contain the BioStar antigen.

---

* Supplied by Novartis (Biostar). Novartis has the right to terminate supply of all Biostar antigens to Diamond after December 31, 2007, after which Distributor shall have the responsibility to provide such antigens to Diamond if Distributor desires to add and/or maintain them as Products under this Agreement.

EXHIBIT D

Ballistic Technologies, Inc.

Diamond antigens to be incorporated into the Ballistic or Solid Dose Technologies:

Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Live Virus (Ballisti Vac 4)

Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza 3 Vaccine, Modified Live Virus (Ballisti Vac 3)

Bovine Rhinotracheitis-Parainfluenza 3 Vaccine, Modified Live Virus (Ballisti Vac 2)

Bovine Rhinotracheitis-Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Life Virus (Ballisti Vac 2 + BRSV)

Bovine Respiratory Syncytial Virus Vaccine, Modified Live Virus (Ballisti Vac BRSV)

Note: BVD component contains both Type I and Type II

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EXHIBIT E

Example Calculations of Minimums

Example 1

- Example is for Contract Year ending 12/15/04
- Qualified Revenues for all Products total $* , consisting of the following components:

A.	Product sales, R&D, Support & Registration attributable to Initial Products only (Section 13.08(i) of Agreement)	$*
B.	Sales of Products other than Initial Products (Section 13.12(i) of Agreement)	*
C.	R&D, Support and Registration for Products other than Initial Products (Section 13.08(ii) and (iii) of Agreement)	*

- $* in Qualified Revenue exceeds $* Minimum Qualified Revenue requirement under 1.04(ii)(A): No Additional Payment required to maintain exclusivity on Products other than Initial Products for 2004 CY.
- $* in Initial Product Qualified Revenue (A + C above) does not meet $* Minimum Initial Product Revenue requirement under 1.04(ii)(B).
- If Distributor makes timely $* Additional Initial Product Payment ($* per Section 13.07), exclusivity is maintained for all Products; if not, Initial Products become non-exclusive and other Products remain exclusive.

Example 2

- Same facts as Example 1, except as follows:
- Sales of Products other than Initial Products (B in Example 1) is $* , instead of $*
- $ * in Qualified Revenue does not meet $11.0 million Minimum Qualified Revenue requirement under 1.04(ii)(A).
- $* in Initial Product Qualified Revenue (A + C above) does not meet $* Minimum Initial Product Revenue requirement under 1.04(ii)(B).
- If Distributor makes $* Additional Initial Product Payment under 1.04(ii)(B) ($* per Section 13.07), such payment will also count as an Additional Payment under 1.04(ii)(A), and exclusivity is maintained for all Products; if not, all Products become non-exclusive.

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* CONFIDENTIAL TREATMENT REQUESTED

EXHIBIT F

Form of New Note

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AMENDED AND RESTATED
PROMISSORY NOTE

$1,000,000.00

as of April 15, 2002
Des Moines, Iowa

FOR VALUE RECEIVED, the undersigned DIAMOND ANIMAL HEALTH, INC., an Iowa corporation ("**Maker**"), promises to pay to AGRI LABORATORIES, LTD., a Delaware corporation ("**Holder**"), or order, at such place as the Holder of this Note shall designate in writing, the sum of One Million Dollars ($1,000,000.00) in lawful money of the United States of America. Beginning from the date hereof interest shall accrue on the outstanding principal balance at the "prime rate" plus one quarter percent (0.25%) per annum. Accrued interest shall be paid quarterly on each quarterly anniversary of the date of this Note, and shall accrue based upon a thirty-day month and a 360-day year. Principal under this Note shall be paid in three (3) annual installments on the first, second and third anniversaries of the date of this Note as follows:

April 15, 2003	$250,000
April 15, 2004	$250,000
April 15, 2005	$500,000

All principal and any accrued but unpaid interest shall be due and payable on the third anniversary of the date of this Note.

Notwithstanding any provision of this Note to the contrary, all principal and unpaid accrued interest shall be due and payable on the ninetieth (90th) day following the date that either (i) Holder's exclusivity rights under that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002, (the "Distribution Agreement") are terminated due to Distributor's nonpayment of any Additional Payment under the Distribution Agreement or (ii) in the event of a merger, sale or fifty percent (50%) change in ownership of Maker; provided, however, that no such amounts shall be due and payable under clause (i) of this paragraph prior to January 1, 2005.

The "prime rate" shall be the annual rate of interest announced from time to time by Wells Fargo Business Credit, Inc. ("**Wells Fargo**") as its prime rate. The interest accruing on the principal balance of this Note shall fluctuate from time to time concurrently with changes in the prime rate, effective as of the date any change in the prime rate is publicly announced. If Wells Fargo ceases to announce the prime rate, the prime rate as published in the Wall Street Journal in its "Money Rates" section or a similar financial publication shall be used, as reasonably determined by Maker.

Maker shall have the right at any time or from time to time to prepay all or a portion of the principal or interest without premium or penalty, and such prepayments shall be applied first to accrued interest and then to principal.

If default be made in the payment of any of the installments of principal, interest, or other amounts when due under this Note, the entire principal sum and accrued interest and all other amounts due hereunder shall become due at the option of Holder if not paid within ten (10) days of written notice to Maker.

In the event garnishment, attachment, levy or execution is issued against any substantial or material portion of the property or assets of Maker, or any of them if more than one, or upon the happening of any event which constitutes a default pursuant to the terms of any agreement or other instrument entered into or given in connection herewith, or upon the adjudication of Maker, or any of them if more than one, a bankrupt, such event shall be deemed a default hereunder and Holder may declare this Note immediately due and payable without notice to Maker or exercise any of its remedies hereunder or at law or equity. Should suit be brought to recover on this Note, or should the same be placed in the hands of an attorney for collection, Maker promises to pay all reasonable attorneys' fees and costs incurred in connection therewith.

Failure of Holder to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent default, or in the event of continuance of any existing default.

Maker waives demand, diligence, presentment for payment, protest and notice of demand, protest, nonpayment and exercise of any option hereunder. Maker agrees that the granting without notice of any extension or extensions of time for payment of any sum or sums due hereunder, or for the performance of any covenant, condition or agreement hereof shall in no way release or discharge the liability of Maker hereof.

This Note shall be governed by the laws of the State of Iowa.

Time is of the essence of this Note and each and every term and provision hereof.

This Note is secured by that certain Security Agreement, dated as of even date herewith, by and between Maker and Holder. Debtor and its affiliates are parties to that certain Second Amended and Restated Credit and Security Agreement by and between Debtor and Wells Fargo Business Credit, Inc., fka Norwest Business Credit, Inc., a Minnesota corporation ("**Wells Fargo**"), originally dated June 4, 2000, as amended, that certain Loan Agreement dated as of April 4, 1994 and related Promissory Note between the City of Des Moines, Iowa and Debtor, as amended, and that certain CEBA Loan Agreement dated January 20, 1994 and related Promissory Notes between Iowa Department of Economic Development and Debtor, as amended (collectively, the "**Senior Loan Agreements** and the lender parties thereto collectively, the "**Senior Lenders**"). This Note and Maker's obligations hereunder shall be junior and subordinated to all any and all indebtedness and obligations for borrowed money (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations) ("**Indebtedness**") at any time owing by Debtor to the Senior Lenders, their successors and assigns under the Senior Loan Agreements or otherwise, and the extension, renewal or refinancing (including without limitation any additional advances made in connection therewith) of all or any portion of such Indebtedness by any of the Senior Lenders or any successor lender and any and all security interests securing any portion of such Indebtedness and additional advances from time to time (such Indebtedness, additional advances and security interests, the "**Senior Indebtedness**"). Holder hereby agrees to take such actions, and to execute and deliver such documents and instruments, as shall be requested from time to time by any holder of Senior Indebtedness to confirm and further implement such subordination. In addition, this Note is subject to the terms and conditions of that certain Subordination Agreement dated as of even date herewith by and among Maker, Holder and Wells Fargo.

THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS NOTE.

DIAMOND ANIMAL HEALTH, INC., an Iowa corporation, Maker

By: ______________________________
Its: ______________________________

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT BY AGRI LABORATORIES, LTD. IN FAVOR OF WELLS FARGO BUSINESS CREDIT, INC. DATED AS OF APRIL 15, 2002.

EXHIBIT G

Uses of Loan Proceeds

1. Toward repairs to roof of Diamond manufacturing facility at 2538 Southeast 43rd Street, Des Moines, Iowa.

2. Toward equipment purchases as follows:

   - tablet bottle filler
   - non-sterile liquids capper
   - tablet press
   - powders pouch filler
   - pilot scale ribbon blender

APPENDIX NO. 1
TO AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Appendix No. 1 ("Appendix") supplements the attached Amended and Restated Bovine Vaccine Distribution Agreement between Diamond and Distributor dated as of September 30, 2002 (the "Distribution Agreement"), in order to set forth additional terms and conditions applicable to the additional Products identified below.

WHEREAS, Diamond and Distributor are parties to the Distribution Agreement providing for the distribution of certain bovine antigens; and

WHEREAS, Diamond, Distributor and Intervet (formerly, Bayer) have entered into a "Bovine Testing Agreement" for the Product Titanium 5 + Once PMH.

WHEREAS, Section 2.01 of the Distribution Agreement contemplates that additional products may be added to the Products subject to the Distribution Agreement; and

WHEREAS, Diamond and Distributor desire to provide for the development and licensure of additional Products (defined below) and if licensed, to add them as Products under the Distribution Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Definitions.

(1) In General. Capitalized terms used herein shall have the meanings ascribed to them in the Distribution Agreement, unless otherwise defined herein.

(2) "Additional Products" shall mean, for purposes of this Appendix only, the following Products packaged in * dose, * dose and * dose packages:

Additional Products- Titanium 5 + Once PMH (MLV IBR, BVD1, BVD2, BRSV, PI3 + Intervet Live avirulent *P. haemolytica / multocida*)

2. Development and Registration of Additional Products. In consideration of Distributor's payment of the fees provided in the Bovine Vaccine Testing Agreement, Diamond agrees to and hereby grants to Distributor exclusive world wide marketing rights to the product identified on Exhibit A attached hereto and incorporated herein for a period of five (5) years from the License Date by United States Department of Agriculture ("USDA"). Diamond shall use reasonable efforts to assist distributor in the registration of such Additional Products (bulk or packed form) outside the United States at Distributor's expense. Distributor shall pay all Registration Costs associated with obtaining and maintaining any Licenses required in the Territory outside the United States and said Registration Costs shall be included in the Qualified Revenue requirements as set forth in Section 1.04(ii) (A) and, to the extent contemplated by Section 13.08 of the Distribution Agreement, the requirements set forth in Section 1.04(ii)(B) of the Distribution Agreement. This Section 2 of this Appendix shall supersede any and all

413741v7

* CONFIDENTIAL TREATMENT REQUESTED

inconsistent provisions of Section 1.06, and the first sentence of Section 2.02, of the Distribution Agreement.

3. Development and Registration Fees. Amounts paid by Distributor under the Bovine Testing Agreement to Diamond shall constitute Qualified Revenue under the Distribution Agreement, be credited to Distributor's Minimum Qualified Revenue obligations under the Distribution Agreement, beginning with the Second Contract Year's Minimum Qualified Revenue, under the Distribution Agreement.

4. Additional Product Subject to Distribution Agreement. If a License is issued to Diamond, Intervet, Distributor or any combination of the three (3) named parties for the Additional Products by the United States Department of Agriculture, and effective upon the date of such issuance (the "License Date") such Additional Products shall be added as a "Product" under the Distribution Agreement. All provisions of the Distribution Agreement relating to Products shall apply to the Additional Product, except as expressly provided in this Appendix.

5. Ownership. Section 2.02 of the Distribution Agreement shall not apply to the Additional Products. Diamond shall retain ownership of (i) the Additional Products developed pursuant to this Appendix and (ii) any antigens it supplies for such Additional Products, and the addition of the Additional Products as Products under the Distribution Agreement shall not be deemed to transfer any right, title, interest or license in or to such Additional Products and/or antigens to Distributor, except for the distribution rights expressly granted in the Distribution Agreement and this Appendix.

6. Term. With respect to all Additional Products (but not other Products, with respect to which Section 6.01 of the Distribution Agreement shall control): (i) the initial term of this Appendix shall be for a period commencing on the License Date and ending on the fifth (5th) anniversary of the end of the Contract Year during which the License Date occurs and (ii) this Appendix shall automatically renew thereafter for additional renewal terms of one year each, unless either party gives at least twelve (12) months prior written notice to the other that it does not wish to renew this Appendix with respect to such Additional Products.

7. Effect of Appendix. This Appendix is hereby incorporated by reference into the Distribution Agreement as if fully set forth therein, and in the event of any conflict between the terms and conditions of the Distribution Agreement and this Appendix, the terms and conditions of this Appendix shall control.

EXHIBIT 6.5

Exhibit 6.5

Supplement to the Signature Cell Line AGREEMENT

The discussions between Intervet Inc. (hereafter known as INTERVET) and AgriLabs.Ltd. (hereafter known as AGRILABS) regarding the Supply Agreement for the Signature Cell Line Bovine Viral Vaccines have been successful. This letter will serve as a binding Heads of Agreement (hereafter known as the AGREEMENT) for both parties in regards to INTERVET's distribution of Bovine Viral Vaccines. This AGREEMENT will supplement the Signature Cell Line™ Supply AGREEMENT between Bayer and AGRILABS, assigned to INTERVET as of February 2001. All issues not specifically covered in this AGREEMENT, including but not limited to Quality Control, Product Ordering, Product Specifications etc. will remain as agreed in the above referenced Supply Agreement. INTERVET and AGRILABS agree:

1. INTERVET is appointed as a distributor of the Signature Cell Line Bovine Vaccines by AGRILABS. The distribution rights granted hereunder are in accord with section 4.1 of the Signature Cell Line Supply AGREEMENT referenced above.

2. INTERVET will discontinue, when current stocks are depleted, all sales and promotions of the Frontier and Horizon labeled products.

3. AGRILABS and INTERVET will both market identical products (hereafter referred to as the "PRODUCTS") under a single label using Titanium™ and MasterGuard™ as the respective trade names, said trade names being the exclusive property of AGRILABS. . Two types of trade dress (package design, label design, etc.) will be available for each PRODUCT. The two types of trade dress will reflect the current AGRILABS PRODUCT trade dress as well as something similar or identical to the current INTERVET trade dress. Any distributor can buy product with either trade dress, but the trade dress and associated trade marks of AGRILABS will remain the exclusive property of AGRILABS and the trade dress and associated trade marks of INTERVET will remain the exclusive property of INTERVET. This AGREEMENT grants INTERVET a license during the term of this AGREEMENT to use the trademarks and trade dress of AGRILABS to the extent such use is required to sell, distribute or promote the Products. AGRILABS further grants INTERVET the right to use the Tradename PHM BAC 1™ after the termination of this AGREEMENT for INTERVET's potential successor to the Titanium 5 + PHM BAC 1 PRODUCT. AGRILABS retains the ownership of the Tradename PHM BAC 1 and non-exclusive uses of PHM BAC 1 after the expiration of this AGREEMENT. The PRODUCTS shall be marked as being manufactured by Diamond Animal Health and distributed by AGRILABS and INTERVET. AGRILABS agrees to arrange for said changes with Diamond Animal Health, said changes to include labeling changes which associated costs shall be borne by INTERVET and AGRILABS respectively, based on the changes requested by and to the extent the respective party requests the change. The AGRILABS help desk number will be included on all labels to allow consumers a single point of contact for further information.

4. The Minimum Purchase Requirements, as amended in a separate Agreement between AGRILABS and Diamond Labs, in effect for calendar years 2002, 2003, and 2004 respectively are split between AGRILABS and INTERVET. As of the date of execution of this document, INTERVET's calendar year purchase obligation, based on actual payments to AGRILABS for the PRODUCTS, shall be fixed at $ * annually for the calendar years mentioned above. If a material shift occurs with regard to certain distributors either joining or departing as member companies of AGRILABS, the parties agree to realign the split of the Minimum Purchase Requirement based on the purchase history of the affected distributor for the most recent year. New products mutually approved to be included in this AGREEMENT and all International purchases by INTERVET affiliates will be included in the calculations of INTERVET's $4.5 million purchase obligation. INTERVET will pay AGRILABS for product purchased through this AGREEMENT within 30 days at the same price paid by AGRILABS to Diamond for the PRODUCTS. Current pricing for the PRODUCTS is included in Attachment B.

5. AGRILABS and INTERVET agree to share the cost of marketing and promotion for the PRODUCTS. For the remainder of 2001, each company will contribute equally to fund all activities that will be associated with the launch of this initiative, such contributions not to exceed $ * . It is understood that these costs will begin to occur in 2001, targeting a launch of the PRODUCTS in January 2002. In subsequent years, each company commits to invest a minimum of $ * to promote the PRODUCTS. In the event promotional programs to AGRILABS member companies have direct cost to INTERVET, the promotional fund from AGRILABS will reimburse all such direct costs, likewise in the event promotional programs to INTERVET Distributors have direct cost to AGRILABS, the promotional fund from INTERVET will reimburse all such direct costs to AGRILABS. Either party is free to invest more than the agreed upon minimum sums for promotional activities for their respective customers but there is no obligation on the other party to match these additional expenditures.

6. A joint marketing team of no more than two representatives from each party will be appointed to develop and implement the joint advertising and promotional campaigns for the PRODUCTS. This team will meet regularly to assure the commercial success of this AGREEMENT. All representatives are expected to be intimately involved in all aspects of the advertising and promotional program development and implementation. The advertisements for Titanium and Master Guard as specific brands will be created by AGRILABS agency of record and approved by the joint marketing committee. INTERVET advertisements for Titanium and Master Guard, which will be part of the INTERVET family of cattle products advertisements, will be developed by INTERVET's agency of record, subject to review and approval by the joint marketing committee, and such approval may not be unreasonably withheld. In any advertisement developed and placed by INTERVET, INTERVET agrees to acknowledge the trademark property of AGRILABS. AGRILABS will be responsible for providing promotional program information to all AGRILABS' member companies. INTERVET and AGRILABS specific promotional programs will be designed to provide for equal participation of AGRILABS member distributors and INTERVET non-member distributors where possible and considering access, or lack thereof, by AGRILABS member distributors to INTERVET

* CONFIDENTIAL TREATMENT REQUESTED

products and INTERVET non-member distributor's access, or lack thereof, to AGRILABS products.

7. Each company will be responsible to provide technical services support and distributor training for the PRODUCTS for the distributors and end users within their respective FIELDs. All Technical Support Studies requested and approved by the joint marketing team will be funded equally by both parties. In the event either party fails to adequately furnish technical support, either party reserves the right to furnish technical service to satisfy the cliental. Any "out of pocket" expenses incurred in the foregoing occurrences will be the responsibility of the party for whom the services were performed. Said services shall only be provided after notification and consultation with the other party.

8. Each company will be fully responsible for the design of the trade dress for its Titanium and Master Guard products. All labels and packaging must comply with all applicable laws and regulations. All labels and all packages will be identical, except for the company look and package graphics. The trade dress (company look and package graphics) will remain the property of the respective company upon the termination of this AGREEMENT.

9. The marketing team will be fully responsible for forecasting sales by SKU for the PRODUCTS. Production planning will be the responsibility of AGRILABS, with input on INTERVET's product requirements from INTERVET's production planning department. Each company will be responsible for providing necessary logistics for their respective purchases of the PRODUCTS.

10. Each company will be responsible for returned goods, out of date PRODUCT, etc. for the PRODUCT they have sold. Under no conditions will INTERVET be responsible for accepting returns of PRODUCT sold by AGRILABS or AGRILABS member companies, nor will AGRILABS be responsible for accepting returns of product sold by INTERVET to INTERVET distributors.

11. This original term of this AGREEMENT shall run through December 31, 2004. The AGREEMENT may be extended thereafter on an annual basis provided a minimum of six months notice is given by INTERVET, conditional on AGRILABS receiving a contract extension from Diamond.

12. This AGREEMENT may be terminated by either party if:
    a.) The other party commits a breach of its obligations under this AGREEMENT which has not been remedied within 30 days of written notification of the breach.
    b.) The other party becomes insolvent.
    c.) Th other party suffers a fifty percent (50%) change of control.

13. Both parties agree not to disclose any information that may be revealed in connection with the negotiation and / or performance of the AGREEMENT. Both parties further agree not to disclose the terms of this AGREEMENT to any third parties, while this

AGREEMENT is in effect and for a period of three years after termination.

14. Failure to perform by either party due to floods, strikes or other often-described "Force Majeures" will be excused.

15. Neither party to this AGREEMENT shall make representations or warranties as to the use, effectiveness or label claims other than those authorized by the manufacturer of the Product(s).

16. Each Party (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other Party (collectively, the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty, covenant or AGREEMENT contained herein. In the event of any such claim, the Indemnified Party shall:

(i) promptly notify the Indemnifying Party of the claim;

(ii) allow the Indemnifying Party to direct the defense and settlement of such claim with counsel of the Indemnifying Party's choosing; and

(iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the claim.

The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, if the terms of such settlement would adversely affect the Indemnified Party's rights under this AGREEMENT or otherwise. If the Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.

INTERVET is committed to the success of this distribution AGREEMENT for the Signature Cell Line of Bovine Vaccines. We look forward to our mutual success. Please sign and return one copy of this AGREEMENT for our files.



H. Haenert for AGRILABS



B. Whitehead for INTERVET Inc.



S. Schram for AGRILABS



C. Ragland for INTERVET Inc.

① original to File - [illegible]
② copy me, Ed, Herman, Bill

ADDENDUM

This Addendum to the Supply Agreement dated August 16, 1999 (the "Agreement") is made and entered into on this 8th day of January, 2001, by and between Intervet Inc. (herein after "Intervet") and AgriLaboratories, LTD (hereinafter "AgriLabs").

WHEREAS, Bayer Corporation (herein after "Bayer") and AgriLabs entered into the Agreement on August 16, 1999;

WHEREAS, Intervet acquired a portion of Bayer, including the Agreement;

WHEREAS, On or about June 6, 2000, AgriLabs provided to Intervet a conditional consent to assignment of the Agreement to Intervet from Bayer;

WHEREAS, AgriLabs wishes to provide an unconditional assignment of the Agreement to Intervet and Intervet wishes to provide an unconditional assumption of the terms of the Agreement to AgriLabs; and

WHEREAS, the parties hereto wish to amend certain terms of the Agreement including but not limited to the term of the Agreement.

NOW THEREFORE in consideration of the mutual covenants, promises and terms contained herein the parties agree as follows:

1. All references to the Bayer Corporation in the Agreement shall be deleted and replaced by Intervet Inc. Intervet unconditionally agrees to an assumption of the Agreement and to be bound to the terms, conditions and obligations contained therein and herein. All benefits, obligations, representations, warranties, conditions, terms and liabilities previously undertaken by Bayer Corporation pursuant to the terms of the Agreement or as amended by this Addendum are hereby assumed by Intervet Inc.

2. AgriLabs hereby provides its unconditional consent to the assignment by Bayer to Intervet of the Agreement, subject to the terms of this Addendum.

3. Intervet agrees to the following volumes of Intervet Labeled Product, which is defined as all Product purchased by Intervet or Intervet Affiliated Companies, both domestic and international and AgriLabs agrees to the following volumes of AgriLabs Signature Cell Line Products:

Year Ending	12-31-2001	12-31-2002	12-31-2003	12-31-2004
*				
*				
*				

4. The Term of the Agreement shall be extended through the 31st day of December 2004.

5. *Pursuant to Paragraph 3, Intervet agrees to purchase the $4,000,000 prior to December 31, 2001 by issuing purchase orders in compliance with the terms of the Supply Agreement. Intervet further agrees to notify AgriLabs by June 1, 2001 of Intervet's intention regarding volume commitments for the ~~remaining~~ coming year ~~of the contract~~. In the event Intervet will not commit to the volumes in Paragraph 3 of this Agreement for the year 2002 ~~through 2004~~ then AgriLabs' sole remedy shall be the termination of the exclusive supply provisions of the Supply Agreement and Intervet shall have non-exclusive rights to the Product beginning January 1, 2002 and continuing for the remainder of the contract period.

6. Except as otherwise modified or amended herein, the parties reaffirm the remaining terms and conditions of the Agreement as if fully set forth herein.

INTERVET INC.

By: 

Title: Vice President

Date: 1/12/01

AGRILABORATORIES, LTD.

By: 
Steve Schram

Title: President/CEO

Date: 1/8/01

* CONFIDENTIAL TREATMENT REQUESTED

SUPPLY AGREEMENT

(AgriLabs Supply of Signature Cell Line™ Products to Bayer)

This Supply Agreement is effective as of 1 January 2000 between:

Bayer Corporation

a company duly incorporated in Indiana maintaining offices of its Agriculture Division at 9009 West 67th Street, Shawnee Mission, Kansas, 66201-0390 (hereinafter "Bayer"); and

Agri Laboratories, Ltd.

a company duly incorporated in Delaware with its principal place of business at 20927 State Route K, St. Joseph, Missouri 64505 (hereinafter "AgriLabs").

WHEREAS AgriLabs has exclusive commercial rights to be supplied with, and to market. the Signature range of biological products, (collectively hereinafter the "Product", more particularly described in the attached Schedule A) in the animal health biologicals market; and

WHEREAS Bayer desires to market the Product in the form of finished goods under its own label and trademarks in the United States and Canada (hereinafter the "Territory"); and

WHEREAS Bayer desires to purchase from AgriLabs, and AgriLabs desires to supply to Bayer, the Product for resale by Bayer in the Territory.

NOW THEREFORE, AgriLabs and Bayer, intending to be legally bound, hereby agree as follows:

1. Supply of the Product

1.1 AgriLabs shall supply the Product to Bayer manufactured in accordance with the Product specifications (the "Specifications") set forth in the attached Schedule A.

1.2 Bayer shall purchase the Product from AgriLabs under the terms of this Agreement for resale by Bayer in the Territory.

1.3 Except as the parties may otherwise agree in writing, AgriLabs shall supply the Product to Bayer as finished goods ready for resale in the Territory.

2. Quantity

2.1 Bayer shall order the Product in the minimum per order quantities specified in the attached Schedule B.

3. Price and Terms of Payment

3.1 AgriLabs shall supply the Product to Bayer, at prices specified in Schedule C.

3.2 AgriLabs shipments of the Product shall be invoiced in U.S. dollars. Bayer shall pay the invoices in U.S. dollars within thirty (30) days of invoice.

3.3 AgriLabs agrees that the price for Product to Bayer under this Agreement shall be * at which AgriLabs acquires the Product from its contract manufacturer except for any additional labeling and packing costs as provided in Section 7.3.

4. Commercial Terms

4.1 AgriLabs grants to Bayer the right to use and sell the Product in the Territory itself or through its Affiliate Bayer Inc. which grant shall be exclusive in the United States except with respect to AgriLabs and non-exclusive in Canada.

4.2 AgriLabs grants to Bayer and Bayer's Canadian Affiliate Bayer Inc. the irrevocable right to use the Signature Cell Line™ trademark in connection with the sale of the Product in the Territory in conjunction with Bayer's own trademarks on a royalty free basis, during the term of this Agreement.

4.3 Each party shall use and sell the Product only under its own label and owned trademarks in the Territory.

4.4 AgriLabs shall not, nor cause or permit its contract manufacturer to private label the Product for any third party in the United States.

4.5 The term of this Agreement shall be coextensive with the term of the Supply Agreement (Bayer's Supply of Once PMH® to AgriLabs) of even date.

4.6 Technical Information
AgriLabs grants to Bayer the right to access and use technical information (field trial data related to Product efficacy, safety, duration of immunity, cell mediated immunity, comparative competitive product performance studies, etc.) generated by AgriLabs in support of sales of the Product in AgriLabs' possession as of the effective date of this Agreement.

5. Forecasts and Orders

* CONFIDENTIAL TREATMENT REQUESTED

5.1 Upon execution of this Agreement, and on the first day of each month thereafter, Bayer shall provide to AgriLabs and AgriLabs' contract manufacturer (by copy) a forecast of its requirements for the Product for the Territory, by month, by presentation, for the immediately succeeding twelve (12) month period.

5.2 Bayer shall use its reasonable best efforts to ensure that its requirements forecasts are as accurate as possible, but it is agreed and understood that such forecasts shall not constitute an obligation to purchase the estimated quantities. Such purchases of Product by Bayer shall be by written purchase orders only.

5.3 Bayer shall furnish to AgriLabs and AgriLabs' contract manufacturer (by copy) firm purchase orders at least one hundred fifty (150) days in advance of the requested delivery date. No purchase order shall be binding upon AgriLabs unless accepted in writing, which acceptance shall not be unreasonably withheld. AgriLabs will provide Bayer with written notification of acceptance of a purchase order within thirty (30) days of receipt thereof. Bayer's initial order is to be placed by 1 September 1999.

6. Shipments

6.1 Unless requested otherwise by Bayer, delivery of the Product shall be, FOB AgriLabs contract manufacturer in Des Moines, Iowa. Bayer shall arrange common carrier transportation of the Product thereafter. Title to and risk of loss of the Product shall pass to Bayer at the time of delivery to the Bayer specified carrier.

6.2 AgriLabs shall dispatch each shipment of the Product to Bayer to meet the agreed-upon delivery dates specified in Bayer's purchase orders.

6.3 Shipments of the Product shall be deemed accepted by Bayer upon final release by Bayer quality control representatives. Bayer may, by written notice to AgriLabs within thirty (30) days of receipt of a shipment of the Product, decline acceptance of goods which do not meet the Specifications; provided, however, that AgriLabs shall have no liability for defective goods where the non-conformity with the Specifications was caused solely by Bayer. A written notification or explanation shall support any rejection of a shipment or question as to the quality of the Product delivered.

If AgriLabs disputes the written notification from Bayer, the parties shall submit samples of the rejected Product to a mutually acceptable independent laboratory for analysis, whose decision in the matter shall be final. The costs of such analysis shall be borne by AgriLabs unless such analysis shows that the Product does meet the Specifications in which case Bayer shall bear the cost of such analysis. AgriLabs shall be responsible for the disposal of defective Product where the non-conformity with the Specifications was caused by AgriLabs and

AgriLabs shall either replace such Product or credit Bayer the purchase price of such Product against future purchases, at Bayer's option.

7. Labeling and Packaging

7.1 AgriLabs and its contract manufacturer shall be responsible for determining and maintaining the content of all labeling for the Product that is required by law. Such labeling shall conform to the USDA or Agriculture Canada approved labeling for the Product as the case may be.

7.2 Bayer shall supply to AgriLabs, in a timely fashion, examples of Bayer's standard product trade dress and any related camera-ready art work to assist AgriLabs' contract manufacturer in producing the labeling and packaging for the Product.

7.3 Bayer shall be responsible for any and all additional labeling and packaging costs associated with the Product beyond the basic Specifications set forth in the attached Schedule A.

8. Promotional Materials and Advertising

8.1 Bayer shall bear the cost of promotional materials and advertising for the Product marketed under Bayer's trademark.

8.2 Bayer shall not in any way represent the Product in a manner inconsistent with the approved labeling for the Product.

8.3 Bayer shall maintain the same controls and supervision over the written and oral presentations concerning the Product as it does with respect to its other products.

9. Trademarks

9.1 Bayer shall market the Product in the Territory using its own trademarks; provided Bayer shall have the right to use the Signature Cell Line™ trademark as set forth in Section 4.2.

10. Product Licenses and License Files

10.1 AgriLabs and/or its contract manufacturer shall own and be responsible for maintaining the product licenses for the Product for such time that AgriLabs' or its contract manufacturer manufactures the Product for Bayer.

10.2 AgriLabs and its contract manufacturer shall provide reasonable assistance to Bayer's Canadian Affiliate Bayer Inc. in obtaining any label registrations, marketing authorizations and/or import permits for the Product in Canada provided Bayer Inc. incurs all costs associated therewith.

11. Product Inquiries and Complaints

11.1 Inquires or complaints from users of the Product in the Territory, related to the quality of the Product, shall be handled by Bayer's Veterinary Services Department. AgriLabs and/or its contract manufacturer will assist Bayer in addressing any Product quality related issues. AgriLabs and Bayer will work together in good faith to provide responses to any such inquiries or complaints in a timely manner.

12. Quality Control

12.1 AgriLabs and its contract manufacturer shall permit Bayer's quality control representatives, at reasonable times and on reasonable notice, to inspect the plant(s) at which AgriLabs' contract manufacturer shall be manufacturing and packing the Product for shipment.

12.2 AgriLabs and its contract manufacturer shall cause the Product to be manufactured according to USDA Outlines of Production for the Product and the Specifications set forth in Schedule A.

12.3 AgriLabs and/or its contract manufacturer shall provide to Bayer all material and process specifications, employee safety precautions, and information on storage and handling of the Product as may be necessary for Bayer to handle the Product safely and properly.

12.4 Unless the parties otherwise agree, Bayer shall not be required to accept any Product purchased pursuant to this Agreement if such Product has remaining expiration dating of less than eighteen (18) months.

12.5 AgriLabs shall cause to be maintained by its contract manufacturer reserve samples and serial records for each serial according to any applicable legal requirements.

12.6 In the event of a recall of any Product marketed by Bayer in the Territory necessitated by the failure of the Product to conform to the Specifications or by the failure of the Product to comply with any applicable laws and regulations, then (1) Bayer shall immediately notify AgriLabs and/or its contract manufacturer and (2) AgriLabs and its contract manufacturer shall be responsible for recalling the defective Product, with the assistance of Bayer. AgriLabs shall bear the costs of such recall and AgriLabs further shall either replace the non-conforming Product (within ninety (90) days) or give Bayer a corresponding credit for the purchase price of such Product.

In the event of a recall of any of the Product marketed by Bayer in the Territory necessitated by the failure of the Product to conform with the Specifications or by failure of the Product to comply with any applicable laws or regulations where such failures were caused by Bayer, AgriLabs shall have no responsibility to bear the costs of such recall nor to replace Product free of charge or to give a corresponding credit to Bayer.

12.7 AgriLabs and its contract manufacturer shall be responsible for maintaining the licenses and/or registrations for the Product and shall provide prompt notice to Bayer of any changes in such licenses and/or registrations.

13. Warranties

13.1 AgriLabs warrants to Bayer that each serial of the Product sold to Bayer shall, at the time of receipt by Bayer, conform to the Specifications and shall meet all such specifications throughout the approved USDA shelf-life for the Product. USDA release Form 2008 and other internal quality control records for the serial that Bayer may reasonably request will accompany each shipment.

13.2 AgriLabs further warrants to Bayer that, in the event any of the Product does not meet the Specifications set forth in Schedule A, which is caused by AgriLabs, (subject to verification by the procedure provided in Section 6.3) AgriLabs shall either replace the non-conforming Product or give Bayer a credit against future purchases for the purchase price of such non-conforming goods, at Bayer's option.

13.3 AgriLabs further warrants that it has the requisite rights to enter into and perform all aspects of this Agreement, including without limitation the granting of rights to Bayer hereunder.

13.4 AgriLabs warrants that Product sold to Bayer does not infringe any patent or proprietary rights of any third party.

13.5 EXCEPT AS PROVIDED IN THIS SECTION 13, AGRILABS MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE.

14. Indemnity

14.1 Bayer shall indemnify AgriLabs and its contract manufacturer and their directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) any claim or suit involving the Product in the nature of products liability except with respect to those claims or suits in which liability is proved on the basis that the Product involved failed to meet the Specifications due to an act or omission on the part of AgriLabs or its contract manufacturer, or (ii) Bayer's performance or breach of its obligations, representations, or warranties under this Agreement, or (iii) the storage, handling, promotion, marketing, sale, or distribution of the Product in the Territory, or (iv) Bayer's negligence, errors, or omissions, or (v) a claim that the use, sale, advertising or distribution of the Product infringes a trademark, trade name or trade dress of a third party other than the Signature Cell Line™ trademark.

14.2 AgriLabs shall indemnify Bayer and its directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) AgriLabs' performance or breach of its obligations, representations, or warranties under this Agreement, or (ii) AgriLabs' negligence, errors, or omissions, or (iii) a claim that the use, sale, advertising or distribution of the Product infringes the Signature Cell Line™ trademark.

14.3 This Section 14 shall survive termination of this Agreement.

15. Term and Termination

15.1 This Agreement shall become effective on the date first written above and unless earlier terminated pursuant to Section 15.2 or 15.3 hereof shall remain in effect until 31 December 2001. Thereafter, the term of this Agreement shall automatically renew for successive periods of one (1) year each unless terminated by either party giving to the other party not less than six (6) months written notice before the end of the then current term.

15.2 This Agreement shall automatically terminate or expire, as the case may be, upon termination or expiration of the Supply Agreement (Bayer's Supply of Once PMH® to AgriLabs) of even date herewith for whatever reason

15.3 This Agreement may be terminated by either party if:

(i). The other party commits a breach of any of its obligations under this Agreement which shall not have been remedied within thirty (30) days from the party's giving of notice of such breach; or

(ii). The other party becomes insolvent, makes an assignment for the benefit of its creditors, or is placed in receivership, liquidation, or bankruptcy; or

(iii). The other party suffers a change of control. For purposes of this clause, "change of control" shall mean that any person or group of persons acting in concert shall acquire voting stock of a party or its ultimate parent, or rights to voting stock, sufficient to enable such person or persons to exercise more than fifty percent (50%) of the voting stock of that party (or its ultimate parent), but only where a majority of the board of directors of that party (or its ultimate parent), as constituted prior to such acquisition of a least fifty percent (50%) of the voting stock, shall not have consented to the acquisition, either before or within thirty (30) days after such person obtain such voting control. A party that desires to exercise its right to terminate the Agreement pursuant to this paragraph (iii) must do so within ninety (90) days of the change of control or else it waives such right.

15.4 The right of either party to terminate this Agreement provided in Section 15.3 shall not be affected in any way by its waiver of, or failure to take action with respect to, any other default or by the granting of any time or other indulgence.

15.5 Bayer shall have the right to lawfully sell out its inventory of Product existing as of the date of termination.

16. Compliance with Law

16.1 AgriLabs and its contract manufacturer shall comply with the laws and regulations of all countries of the Territory in which the Product is licensed and/or registered that are applicable to AgriLabs' supply of the Product to Bayer.

16.2 Bayer shall comply with the laws and regulations of all countries of the Territory that are applicable to Bayer's marketing, distribution and sale of the Product.

17. Confidentiality

17.1 Except as may be required by law, neither Bayer nor AgriLabs shall:

(i). Disclose to any third party (except affiliates which may be involved in the performance of this Agreement) any information which may be revealed by one party to the other in connection with the negotiation and performance of this Agreement; nor

(ii). Use, for any purpose whatsoever anywhere, except for the purpose of effecting the purpose of this Agreement, any such information, which may be revealed by one party to the other.

(iii). AgriLabs may disclose such information received from Bayer to its contract manufacture to the extent required to perform its obligations hereunder; provided its contract manufacture agrees to keep such information confidential.

This requirement of confidentiality shall not apply to information which is or becomes known to the public through no fault of either party to this Agreement, or information which is subsequently obtained by either party to this Agreement from a third party who is not under an obligation of non-disclosure to either party to this Agreement.

17.2 Except to the extent that disclosure may be required by law, or except to the extent otherwise agreed by the parties in writing, the parties agree not to disclose the terms of this Agreement to any third parties, with the exception of AgriLabs' contract manufacturer.

17.3 The terms of this Section 17 shall survive the expiration or termination of this Agreement for a period of three (3) years.

18. Force Majeure

18.1 The performance by either party of any covenant or obligation on its part to be performed under this Agreement shall be excused by floods, strikes or other labor disturbances, riots, fire, accidents, war, embargoes, delays of carriers, inability to obtain materials, failure of power or of natural sources of supply, acts, injunctions, or restraints of government (whether or not now threatened), including without limitation Year 2000 related problems, or any cause preventing such performance whether similar or dissimilar to the foregoing beyond the reasonable control of the party bound by such covenant or obligation ("force majeure"); provided, however, that the party affected shall not have procured such force majeure, shall have used reasonable diligence to avoid such force majeure or ameliorate its effects, and shall continue to take all actions within its power to comply as fully as possible with the terms of this Agreement.

19. Inability to Supply

19.1 If for any reason (including force majeure as defined in Section 18) AgriLabs foresees an inability to supply Bayer with its requirements for the Product, then AgriLabs shall immediately notify Bayer. AgriLabs and Bayer shall meet at either party's request as soon as possible to attempt to resolve the problem of supply.

20. Assignment

20.1 This Agreement shall not be assigned by either party without the written consent of the other party; provided, however, that either party may assign this Agreement to an affiliate without the other party's consent.

For purposes of this Agreement, the term "affiliate" shall mean any firm or corporation which controls, is controlled by, or is under common control with either AgriLabs or Bayer, as the case may be, with "control" meaning direct or indirect ownership or more than fifty percent (50%) of all issued shares of the subject entity with power to vote, or the power in fact to control management decisions of such entity.

21. Non-Waiver and Other Remedies

21.1 The failure of either party to insist upon the strict and punctual performance of every provision of this Agreement shall not constitute waiver of nor estoppel against asserting the right to require such performance, nor shall a waiver and estoppel in one instance constitute a waiver or estoppel with respect to any other breach whether of a similar nature or otherwise.

22. Unenforceable Terms

22.1 In the event that any provision of this Agreement shall for any reason be finally adjudged as invalid, illegal, or unenforceable in any respect by any court, arbitration panel, commission, or agency having jurisdiction over either party or an affiliate of either party, the validity of the Agreement as a whole shall not be affected. The parties, rather, shall undertake to replace ineffective clauses with legally effective ones which come as close as possible to the sense of the ineffective clauses and the purpose of this Agreement.

23. Notices

23.1 All notices or other communications, which shall or may be given pursuant to this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by registered or certified mail, or telefax, addressed as follows:

If to AgriLabs: Agri Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505
Attn: President

If to Bayer: Bayer Corporation
Agriculture Division, Animal Health
9009 West 67th Street
Shawnee Mission, Kansas 66201-0390
Attn: Vice President, New Business Development

23.2 Either party may change its address for purposes of this clause by giving written notice of such change to the other party.

24. Agency and Representation

24.1 The legal relationship between the parties shall not be understood so that either party is deemed a partner or agent of the other party, no will it confer upon either party the right or power to bind the other party in any contract or to the performance of any obligations to any third party. Each party shall conduct its transactions and operations with the other as an independent contractor.

25. Year 2000 Readiness

25.1 Each party covenants and agrees that it will investigate in good faith and not knowingly allow a Year 2000 Problem to computer systems, software or equipment owned, leased or licensed by it or its subsidiaries to interfere with its performance under this Agreement. This undertaking is subject to any standard of performance or any excuse for non-performance provided in this Agreement, at law, or in equity. Each party further agrees, to the extent that the party deems it appropriate, to request from those of its suppliers whose performance may materially affect that party's performance hereunder that each such supplier undertake the same obligation with respect to such material performance. The parties will make commercially reasonable efforts to cooperate and share information to further comply with this Article, and to minimize the impact of any Year 2000 Problem on performance to this Agreement. Each party will make a good faith effort to inform the other party of any circumstance indicating a possible obstacle to such compliance, and the steps being taken to avoid or overcome the obstacle. Each party further agrees to allow the other to undertake a Year 2000 readiness audit if, in good faith, it deems it to be appropriate.

25.2 Provided a party complies with Section 25.1, it will not be liable to the other party for any failure to perform obligations under this Agreement to the extent such failure arises from a Year 2000 Problem (1) affecting one of the non-performing party's suppliers or (2) beyond that party's reasonable control (e.g., a Year 2000 Problem affecting a governmental entity). IN PARTICULAR, SUCH NON-PERFORMING PARTY SHALL HAVE NO LIABILITY FOR ANY DAMAGES, INCLUDING DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

25.3 A "Year 2000 Problem" means a date handling problem relating to the Year 2000 date change that would cause a computer system, software or equipment to fail to correctly perform, process and handle date-related data for the dates within and between the twentieth and twenty-first centuries and all other centuries.

26. Governing Law

26.1 This Agreement shall be governed by and construed in accordance with the laws of Missouri, without regard to the conflict of laws provisions thereof.

27. Amendments

27.1 No amendment, addition, or deletion to this Agreement shall be effective unless in writing and executed by both parties.

28. Headings

28.1 The clause headings throughout this Agreement are for convenience and reference only, and the words contained in them shall in no way be held to explain, modify, amplify, or aid in the interpretation, construction, or meaning of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate by their duly authorized officers or representatives as of the day an year first written above.

Agri Laboratories, Ltd.	**Bayer Corporation Agriculture Division**
By: 	By: 
Printed Name: STEVE SCHRAM	Printed Name: Gary R. Zimmerman
Title: President	Title: Vice President, New Business Development
Date: 8/17/99	Date: 8.16.99

Schedule A

Products

APHIS Code	AgriLabs Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
1071.20	Titanium BRSV 3	Bovine Rhinotracheitis-Parainfluenza3-Respiratory Syncytial Virus Vaccine, Modified Live Virus	*	*
1091.20	Titanium BRSV	Bovine Respiratory Syncytial Virus Vaccine, Modified Live Virus	*	*
1101.20	Titanium IBR	Bovine Rhinotracheitis Vaccine, Modified Live Virus	*	*
1121.20	No Trade Name	Bovine Rhinotracheitis-Parainfluenza3 Vaccine, Modified Live Virus	*	*
1151.20	Titanium 3 (IBR, BVD1, BVD2)	Bovine Rhinotracheitis-Virus Diarrhea Vaccine, Modified Live Virus	*	*
1161.20	Titanium 2 (PI3, BRSV)	Bovine Parainfluenza3-Respiratory Syncytial Virus Vaccine, Modified Live Virus	*	*
1171.20	Titanium 4 (IBR, BVD1, BVD2, PI3)	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza3 Vaccine, Modified Live Virus	*	*
1181.20	Titanium 5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza3-Respiratory Syncytial Virus Vaccine, Modified Live Virus	*	*
..A1.20	Titanium 3 + BRSV	Bovine Rhinotracheitis-Virus Diarrhea- Respiratory Syncytial Virus Vaccine, Modified Live Virus	*	*
1201.20	No Tradename	Bovine Virus Diarrhea Vaccine, Modified Live Virus	*	
1841.20	No Tradename	Bovine Parainfluenza3 Vaccine, Modified Live Virus	*	*
4089.20	Titanium IBR LP	Bovine Rhinotracheitis Vaccine, Modified Live Virus, Leptospira Pomona Bacterin	*	*
4367.20	Titanium 3 + BRSV LP	Bovine Rhinotracheitis-Virus Diarrhea- Respiratory Syncytial Virus Vaccine, Modified Live Virus, Leptospira Pomona Bacterin	*	*
4461.20	Titanium 5+L5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza3 Vaccine, Modified Live Virus, Leptospira Canicola-Grippotyphosa-Hardjo-Icterohaemorrhagiae-Pomona Bacterin	*	*
			*	*
1155.20	MasterGuard 3	Bovine Rhinotracheitis-Virus Diarrhea Vaccine, Killed Virus	*	*
1187.20	MasterGuard Preg 5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfleunza3-Respiratory Syncytial Virus Vaccine Killed & Modified Live	*	* *
1205.20	MasterGuard 2	Bovine Virus Diarrhea Vaccine, Killed Virus	*	
4335.20	MasterGuard 8	Bovine Rhinotracheitis-Virus Diarrhea Vaccine, Killed Virus-Leptospira Canicola-Gripptotyphosa-Hardjo-Icterohaemorrhagiae-Pomona Bacterin	*	*
4469.20	MasterGuard 10	Bovine Rhinotracheitis-Virus Diarrhea Parainfluenza3-Respiratory Syncytial Virus Vaccine, Modified Live and Killed Virus-Leptospira Canicola-Grippotyphosa-Hardjo-Icterohaemorrhagiae-Pomona Bacterin	*	*

* CONFIDENTIAL TREATMENT REQUESTED

Schedule B

Minimum Quantities Per Order

APHIS Code	Description	Package Size	Units
1071.20	Titanium BRSV 3	10 ds	*
		50 ds	*
1091.20	Titanium BRSV	10 ds	*
		50 ds	*
1101.20	Titanium IBR	10 ds	*
		50 ds	*
1121.20	No Trade Name	10 ds	*
		50 ds	*
1151.20	Titanium 3 (IBR, BVD1, BVD2)	10 ds	*
		50 ds	*
1161.20	Titanium 2 (PI3, BRSV)	10 ds	*
		50 ds	*
1171.20	Titanium 4 (IBR, BVD1, BVD2, PI3)	10 ds	*
		50 ds	*
1181.20	Titanium 5	10 ds	*
		50 ds	*
11A1.20	Titanium 3 + BRSV	10 ds	*
		50 ds	*
1201.20	No Tradename	10 ds	*
		50 ds	*
1841.20	No Tradename	10 ds	*
		50 ds	*
4089.20	Titanium IBR LP	10 ds	*
		50 ds	*
4367.20	Titanium 3 + BRSV LP	10 ds	*
		50 ds	*
4461.20	Titanium 5+L5	10 ds	*
		50 ds	*
			*
1155.20	MasterGuard 3	10 ds	*
		20 ds	*
1187.20	MasterGuard Preg 5	10 ds	*
		20 ds	*
1205.20	MasterGuard 2	10 ds	*
		20 ds	*
4335.20	MasterGuard 8	10 ds	*
		20 ds	*
4469.20	MasterGuard 10	10 ds	*
		20 ds	

* CONFIDENTIAL TREATMENT REQUESTED

\\morez9\users\EXITH\New Bus Dev Files\KNUTE\AgriLabs Documents 7-14-99\Schedules for Signature Line Products.doc(lem)

Schedule C

Product Prices

APHIS Code	Description	Package Size	Price USD
1071.20	Titanium BRSV 3	10 ds	*
		50 ds	*
1091.20	Titanium BRSV	10 ds	*
		50 ds	*
1101.20	Titanium IBR	10 ds	*
		50 ds	*
1121.20	No Trade Name	10 ds	*
		50 ds	*
1151.20	Titanium 3 (IBR, BVD1, BVD2)	10 ds	*
		50 ds	*
1161.20	Titanium 2 (PI3, BRSV)	10 ds	*
		50 ds	*
1171.20	Titanium 4 (IBR, BVD1, BVD2, PI3)	10 ds	*
		50 ds	*
1181.20	Titanium 5	10 ds	*
		50 ds	*
11A1.20	Titanium 3 + BRSV	10 ds	*
		50 ds	*
1201.20	No Tradename	10 ds	*
		50 ds	*
1841.20	No Tradename	10 ds	*
		50 ds	*
4089.20	Titanium IBR LP	10 ds	*
		50 ds	*
4367.20	Titanium 3 + BRSV LP	10 ds	*
		50 ds	*
4461.20	Titanium 5+L5	10 ds	*
		50 ds	*
			*
1155.20	MasterGuard 3	10 ds	*
		20 ds	*
1187.20	MasterGuard Preg 5	10 ds	*
		20 ds	*
1205.20	MasterGuard 2	10 ds	*
		20 ds	*
4335.20	MasterGuard 8	10 ds	*
		20 ds	*
4469.20	MasterGuard 10	10 ds	*
		20 ds	*

* To Be Determined ("TBD")

EXHIBIT 6.6

Exhibit 6.6

ADDENDUM TO SUPPLY AGREEMENT
(Bayer's Once PMH Product 8-17-99)

This Addendum to the Supply Agreement (Bayer's Once PMH Product) dated August 17, 1999 (the "Agreement") is made and entered into on this 19 day of January 2001, by and between Intervet Inc. (herein after "Intervet") and AgriLaboratories, LTD (Hereinafter "AgriLabs").

WHEREAS, Bayer Corporation (herein after "Bayer") and AgriLabs entered into the Agreement on August 17, 1999; and

WHEREAS, Intervet acquired a portion of Bayer, including the Agreement; and

WHEREAS, on or about June 6, 2000, AgriLabs provided to Intervet a conditional consent to assignment of the Agreement to Intervet from Bayer; and

WHEREAS, AgriLabs wishes to provide an unconditional assignment of the Agreement to Intervet and Intervet wishes to assume the terms of the Agreement with AgriLabs as modified; and

WHEREAS, the parties hereto wish to amend certain terms of the Agreement including but not limited to the term of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, promises and terms contained herein the parties agree as follows:

1. All references to Bayer in the Agreement shall be deleted and replaced with Intervet Inc. Intervet hereby assumes the Agreement and shall be bound by the terms, conditions, benefits and obligations contained therein and herein.

2. AgriLabs hereby provides its unconditional consent to the assignment by Bayer to Intervet of the Agreement, as amended by the terms of this Addendum.

3. The Term of the Agreement shall be extended through the 31st day of December 2004.

4. Except as otherwise modified or amended herein, the parties reaffirm the remaining terms and conditions of the Agreement as if fully set forth herein.

INTERVET INC.

By: [signature]

Title: Director, Business Development

Date: 8 Dec 2000

By: [signature]

Title: President

Date: 12|15|00

AGRILABORATORIES, LTD.

By: [signature]

Title: President/CEO

Date: 1/19/01

SUPPLY AGREEMENT

(Bayer's Supply of Once PMH® Product to AgriLabs)

This Supply Agreement is effective as of 1 January 2000 between:

Bayer Corporation

a company duly incorporated in Indiana maintaining offices of its Agriculture Division at 9009 West 67th Street, Shawnee Mission, Kansas, 66201-0390 (hereinafter "Bayer"); and

Agri Laboratories, Ltd.

a company duly incorporated in Delaware with its principal place of business at 20927 State Route K, St. Joseph, Missouri 64505 (hereinafter "AgriLabs").

WHEREAS Bayer has exclusive commercial rights to a Pasteurella haemolytica-multocida vaccine for cattle sold under Bayer's own label and trademark Once PMH® (hereinafter the "Product", more particularly described in the attached Schedule A) in the animal health biologicals market; and

WHEREAS AgriLabs desires to market the Product in the form of finished goods under its own label and trademark in the United States (hereinafter the "Territory"); and

WHEREAS AgriLabs desires to purchase from Bayer, and Bayer desires to supply to AgriLabs, the Product for resale by AgriLabs in the Territory.

NOW THEREFORE, Bayer and AgriLabs, intending to be legally bound, hereby agree as follows:

1. Supply of the Product

    1.1 Bayer shall supply the Product to AgriLabs manufactured in accordance with the Product specifications (the "Specifications") set forth in the attached Schedule A.

    1.2 AgriLabs shall purchase the Product from Bayer under the terms of this Agreement for resale by AgriLabs in the Territory.

    1.3 Except as the parties may otherwise agree in writing, Bayer shall supply the Product to AgriLabs as finished goods ready for resale in the Territory.

2. Quantity

2.1 AgriLabs shall order the Product in the minimum per order quantity specified in the attached Schedule B.

3. Price and Terms of Payment

3.1 Bayer shall supply the Product to AgriLabs, at prices specified in Schedule C except for any additional labeling and packaging costs as provided for in Section 7.3.

3.2 Bayer shipments of the Product shall be invoiced in U.S. dollars. AgriLabs shall pay the invoices in U.S. dollars within thirty (30) days of invoice.

4. Commercial Terms

4.1 Bayer grants to AgriLabs the right to use and sell the Product in the Territory which grant shall be exclusive except with respect to Bayer.

4.2 Each party shall use and sell the Product only under its own label and owned trademarks in the Territory.

4.3 Bayer shall not, nor cause or permit its contract manufacturer (as the case may be) to, private label the Product for any third party in the Territory.

4.4 The term of this Agreement shall be coextensive with the term of the Supply Agreement (AgriLabs Supply of Signature Cell Line™ Products to Bayer) of even date herewith.

5. Forecasts and Orders

5.1 Upon execution of this Agreement, and on the first day of each month thereafter, AgriLabs shall provide to Bayer a forecast of its requirements for the Product for the Territory, by month, by presentation, for the immediately succeeding twelve (12) month period.

5.2 AgriLabs shall use its reasonable best efforts to ensure that its requirements forecasts are as accurate as possible, but it is agreed and understood that such forecasts shall not constitute an obligation to purchase the estimated quantities. Such purchases of Product by AgriLabs shall be by written purchase orders only.

5.3 AgriLabs shall furnish to Bayer firm purchase orders at least one hundred fifty (150) days in advance of the requested delivery date. No purchase order shall be binding upon Bayer unless accepted in writing, which acceptance shall not be unreasonably withheld. Bayer will provide AgriLabs with written notification of acceptance of a purchase order within thirty (30) days of receipt thereof. AgriLabs initial order is to be placed by 1 September 1999.

6. Shipments

6.1 Unless requested otherwise by AgriLabs, delivery of the Product shall be, FOB Bayer's or Bayer's contract manufacturer facility. AgriLabs shall arrange common carrier transportation of the Product thereafter. Title to and risk of loss of the Product shall pass to AgriLabs at the time of delivery to the AgriLabs specified carrier.

6.2 Bayer shall dispatch each shipment of the Product to AgriLabs to meet the agreed-upon delivery dates specified in AgriLabs purchase orders.

6.3 Shipments of the Product shall be deemed accepted by AgriLabs upon final release by AgriLabs' quality control representatives. AgriLabs may, by written notice to Bayer within thirty (30) days of receipt of a shipment of the Product, decline acceptance of goods which do not meet the Specifications; provided, however, that Bayer shall have no liability for defective goods where the non-conformity with the Specifications was caused solely by AgriLabs. A written notification or explanation shall support any rejection of a shipment or question as to the quality of the Product delivered.

If Bayer disputes the written notification from AgriLabs, the parties shall submit samples of the rejected Product to a mutually acceptable independent laboratory for analysis, whose decision in the matter shall be final. The costs of such analysis shall be borne by Bayer unless such analysis shows that the Product does meet the Specifications in which case AgriLabs shall bear the cost of such analysis. Bayer shall be responsible for the disposal of defective Product where the non-conformity with the Specifications was caused by Bayer and Bayer shall either replace such Product or credit AgriLabs the purchase price of such Product against future purchases, at AgriLabs' option.

7. Labeling and Packaging

7.1 Bayer and/or its contract manufacturer shall be responsible for determining and maintaining the content of all labeling for the Product that is required by law. Such labeling shall conform to the USDA approved labeling for the Product.

7.2 AgriLabs shall supply to Bayer, in a timely fashion, examples of AgriLabs' standard product trade dress and any related camera-ready art work to assist Bayer and/or its contract manufacturer in producing the labeling and packaging for the Product.

7.3 AgriLabs shall be responsible for any and all additional labeling and packaging costs associated with the Product beyond the basic Specifications set forth in the attached Schedule A.

8. Promotional Materials and Advertising

8.1 AgriLabs shall bear the cost of promotional materials and advertising for the Product marketed under AgriLabs' label and trademark.

8.2 AgriLabs shall not in any way represent the Product in a manner inconsistent with the approved labeling for the Product.

8.3 AgriLabs shall maintain the same controls and supervision over the written and oral presentations concerning the Product as it does with respect to its other products.

9. Trademarks

9.1 AgriLabs shall market the Product in the Territory using its own trademark.

10. Product Licenses and License Files

10.1 Bayer and/or its contract manufacturer shall own and be responsible for maintaining the product license for the Product for such time that Bayer or its contract manufacturer manufactures the Product for AgriLabs.

11. Product Inquiries and Complaints

11.1 Inquires or complaints from users of the Product in the Territory, related to the quality of the Product, shall be handled by AgriLabs' Technical Service Veterinarians. Bayer and/or its contract manufacturer will assist AgriLabs in addressing any Product quality related issues. Bayer and AgriLabs will work together in good faith to provide responses to any such inquiries or complaints in a timely manner.

12. Quality Control

12.1 Bayer and/or its contract manufacturer shall permit AgriLabs' quality control representatives, at reasonable times and on reasonable notice, to inspect the plant(s) at which Bayer shall be manufacturing and packing the Product for shipment.

12.2 Bayer and/or its contract manufacturer shall cause the Product to be manufactured according to USDA Outlines of Production for the Product and the Specifications set forth in Schedule A.

12.3 Bayer and/or its contract manufacturer shall provide to AgriLabs all material and process specifications, employee safety precautions, and information on storage and handling of the Product as may be necessary for AgriLabs to handle the Product safely and properly.

12.4 Unless the parties otherwise agree, AgriLabs shall not be required to accept any Product purchased pursuant to this Agreement if such Product has remaining expiration dating of less than eighty-five percent (85%) of its approved dating.

12.5 Bayer and/or its contract manufacturer shall reserve samples and serial records for each serial according to any applicable legal requirements.

12.6 In the event of a recall of any Product marketed by AgriLabs in the Territory necessitated by the failure of the Product to conform to the Specifications or by the failure of the Product to comply with any applicable laws and regulations, then (1) AgriLabs shall immediately notify Bayer and (2) Bayer and/or its contract manufacturer shall be responsible for recalling the defective Product, with the assistance of AgriLabs. Bayer shall bear the costs of such recall and Bayer further shall either replace the non-conforming Product (within ninety (90) days) or give AgriLabs a corresponding credit for the purchase price of such Product.

In the event of a recall of any of the Product marketed by AgriLabs in the Territory necessitated by the failure of the Product to conform with the Specifications or by failure of the Product to comply with any applicable laws or regulations where such failures were caused by AgriLabs, Bayer shall have no responsibility to bear the costs of such recall nor to replace Product free of charge or to give a corresponding credit to AgriLabs.

12.7 Bayer and/or its contract manufacturer shall be responsible for maintaining the license and/or registration for the Product and shall provide prompt notice to AgriLabs of any changes in such license and/or registration.

13. Warranties

13.1 Bayer warrants to AgriLabs that each serial of the Product sold to AgriLabs shall, at the time of receipt by AgriLabs, conform to the Specifications and shall meet all such specifications throughout the approved U.S.D.A. shelf-life for the Product. U.S.D.A. release Form 2008 and other internal quality control records for the serial that AgriLabs may reasonably request will accompany each shipment.

13.2 Bayer further warrants to AgriLabs that, in the event any of the Product does not meet the Specifications set forth in Schedule A, which is caused by Bayer, (subject to verification by the procedure provided in Section 6.3) Bayer shall either replace the non-conforming Product or give AgriLabs a credit against future purchases for the purchase price of such non-conforming goods, at AgriLabs' option.

13.3 Bayer further warrants that it has the requisite rights to enter into and perform all aspects of this Agreement, including without limitation the granting of rights to AgriLabs hereunder.

13.4 Bayer warrants that Product sold to AgriLabs does not infringe any patent or proprietary rights of any third party.

13.5 EXCEPT AS PROVIDED IN THIS SECTION 13, BAYER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE.

14. Indemnity

14.1 AgriLabs shall indemnify Bayer and/or its contract manufacturer and their directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) any claim or suit involving the Product in the nature of products liability except with respect to those claims or suits in which liability is proved on the basis that the Product involved failed to meet the Specifications due to an act or omission on the part of Bayer or its contract manufacturer, or (ii) AgriLabs' performance or breach of its obligations, representations, or warranties under this Agreement, or (iii) the storage, handling, promotion, marketing, sale, or distribution of the Product in the Territory, or (iv) AgriLabs' negligence, errors, or omissions, or (v) a claim that the use, sale, advertising or distribution of the Product infringes a trademark, trade name or trade dress of a third party.

14.2 Bayer shall indemnify AgriLabs and its directors, officers, employees, and representatives, against any sums claimed by way of damages, liabilities, costs, or compensation (and including reasonable attorneys' fees and expenses) arising from (i) Bayer's performance or breach of its obligations, representations, or warranties under this Agreement, or (ii) Bayer's negligence, errors, or omissions.

14.3 This Section 14 shall survive termination of this Agreement.

15. Term and Termination

15.1 This Agreement shall become effective on the date first written above and unless earlier terminated pursuant to Section 15.2 or 15.3 hereof shall remain in effect until 31 December 2001. Thereafter, the term of this Agreement shall automatically renew for successive periods of one (1) year each unless terminated by either party giving to the other party not less than six (6) months written notice before the end of the then current term.

15.2 This Agreement shall automatically terminate or expire, as the case may be, upon termination or expiration of the Supply Agreement (AgriLabs' Supply of Signature Cell Line™ Products to Bayer) of even date herewith for whatever reason.

15.3 This Agreement may be terminated by either party if:

(i) The other party commits a breach of any of its obligations under this Agreement which shall not have been remedied within thirty (30) days from the party's giving of notice of such breach; or

(ii) The other party becomes insolvent, makes an assignment for the benefit of its creditors, or is placed in receivership, liquidation, or bankruptcy; or

(iii) The other party suffers a change of control. For purposes of this clause, "change of control" shall mean that any person or group of persons acting in concert shall acquire voting stock of a party or its ultimate parent, or rights to voting stock, sufficient to enable such person or persons to exercise more than fifty percent (50%) of the voting stock of that party (or its ultimate parent), but only where a majority of the board of directors of that party (or its ultimate parent), as constituted prior to such acquisition of a least fifty- percent (50%) of the voting stock, shall not have consented to the acquisition, either before or within thirty (30) days after such person obtain such voting control. A party that desires to exercise its right to terminate the Agreement pursuant to this paragraph (iii) must do so within ninety (90) days of the change of control or else it waives such right.

15.4 The right of either party to terminate this Agreement provided in Section 15.3 shall not be affected in any way by its waiver of, or failure to take action with respect to, any other default or by the granting of any time or other indulgence.

15.5 AgriLabs shall have the right to lawfully sell out its inventory of Product existing as of the date of termination.

16. Compliance with Law

16.1 Bayer and/or its contract manufacturer shall comply with the laws and regulations of the United States that are applicable to Bayer's supply of the Product to AgriLabs.

16.2 AgriLabs shall comply with the laws and regulations of the United States that are applicable to AgriLabs' marketing, distribution and sale of the Product.

17. Confidentiality

17.1 Except as may be required by law, neither Bayer nor AgriLabs shall:

(i). Disclose to any third party (except affiliates which may be involved in the performance of this Agreement) any information which may be revealed by one party to the other in connection with the negotiation and performance of this Agreement; nor

(ii). Use, for any purpose whatsoever anywhere, except for the purpose of effecting the purpose of this Agreement, any such information, which may be revealed by one party to the other.

(iii). Bayer may disclose such information received from AgriLabs to its contract manufacturer to the extent required to perform its obligations hereunder; provided its contract manufacturer agrees to keep such information confidential.

This requirement of confidentiality shall not apply to information which is or becomes known to the public through no fault of either party to this Agreement, or information which is subsequently obtained by either party to this Agreement from a third party who is not under an obligation of non-disclosure to either party in this Agreement.

17.2 Except to the extent that disclosure may be required by law, or except to the extent otherwise agreed by the parties in writing, the parties agree not to disclose the terms of this Agreement to any third parties, with the exception of Bayer's contract manufacturer.

17.3 The terms of this Section 17 shall survive the expiration or termination of this Agreement for a period of three (3) years.

18. Force Majeure

18.1 The performance by either party of any covenant or obligation on its part to be performed under this Agreement shall be excused by floods, strikes or other labor disturbances, riots, fire, accidents, war, embargoes, delays of carriers, inability to obtain materials, failure of power or of natural sources of supply, acts, injunctions, or restraints of government (whether or not now threatened), including without limitation Year 2000 related problems, or any cause preventing such performance whether similar or dissimilar to the foregoing beyond the reasonable control of the party bound by such covenant or obligation ("force majeure"); provided, however, that the party affected shall not have procured such force majeure, shall have used reasonable diligence to avoid such force majeure or ameliorate its effects, and shall continue to take all actions within its power to comply as fully as possible with the terms of this Agreement.

19. Inability to Supply

19.1 If for any reason (including force majeure as defined in Section 18) Bayer foresees an inability to supply AgriLabs with its requirements for the Product, then Bayer shall immediately notify AgriLabs. Bayer and AgriLabs shall meet at either party's request as soon as possible to attempt to resolve the problem of supply.

20. Assignment

20.1 This Agreement shall not be assigned by either party without the written consent of the other party; provided, however, that either party may assign this Agreement to an affiliate without the other party's consent.

For purposes of this Agreement, the term "affiliate" shall mean any firm or corporation which controls, is controlled by, or is under common control with either AgriLabs or Bayer, as the case may be, with "control" meaning direct or indirect ownership or more than fifty percent (50%) of all issued shares of the subject entity with power to vote, or the power in fact to control management decisions of such entity.

21. Non-Waiver and Other Remedies

21.1 The failure of either party to insist upon the strict and punctual performance of every provision of this Agreement shall not constitute waiver of nor estoppel against asserting the right to require such performance, nor shall a waiver and estoppel in one instance constitute a waiver or estoppel with respect to any other breach whether of a similar nature or otherwise.

22. Unenforceable Terms

22.1 In the event that any provision of this Agreement shall for any reason be finally adjudged as invalid, illegal, or unenforceable in any respect by any court, arbitration panel, commission, or agency having jurisdiction over either party or an affiliate of either party, the validity of the Agreement as a whole shall not be affected. The parties, rather, shall undertake to replace ineffective clauses with legally effective ones which come as close as possible to the sense of the ineffective clauses and the purpose of this Agreement.

23. Notices

23.1 All notices or other communications, which shall or may be given pursuant to this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by registered or certified mail, or telefax, addressed as follows:

If to AgriLabs: Agri Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505
Attn: President

If to Bayer: Bayer Corporation
Agriculture Division, Animal Health
9009 West 67th Street
Shawnee Mission, Kansas 66201-0390
Attn: Vice President, New Business Development

23.2 Either party may change its address for purposes of this clause by giving written notice of such change to the other party.

24. Agency and Representation

24.1 The legal relationship between the parties shall not be understood so that either party is deemed a partner or agent of the other party, no will it confer upon either party the right or power to bind the other party in any contract or to the performance of any obligations to any third party. Each party shall conduct its transactions and operations with the other as an independent contractor.

25. Year 2000 Readiness

25.1 Each party covenants and agrees that it will investigate in good faith and not knowingly allow a Year 2000 Problem to computer systems, software or equipment owned, leased or licensed by it or its subsidiaries to interfere with its performance under this Agreement. This undertaking is subject to any standard of performance or any excuse for non-performance provided in this Agreement, at law, or in equity. Each party further agrees, to the extent that the party deems it appropriate, to request from those of its suppliers whose performance may materially affect that party's performance hereunder that each such supplier undertake the same obligation with respect to such material performance. The parties will make commercially reasonable efforts to cooperate and share information to further comply with this Article, and to minimize the impact of any Year 2000 Problem on performance to this Agreement. Each party will make a good faith effort to inform the other party of any circumstance indicating a possible obstacle to such compliance, and the steps being taken to avoid or overcome the obstacle. Each party further agrees to allow the other to undertake a Year 2000 readiness audit if, in good faith, it deems it to be appropriate.

25.2 Provided a party complies with Section 25.1, it will not be liable to the other party for any failure to perform obligations under this Agreement to the extent such failure arises from a Year 2000 Problem (1) affecting one of the non-performing party's suppliers or (2) beyond that party's reasonable control (e.g., a Year 2000 Problem affecting a governmental entity). IN PARTICULAR,

SUCH NON-PERFORMING PARTY SHALL HAVE NO LIABILITY FOR ANY DAMAGES, INCLUDING DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

25.3 A "Year 2000 Problem" means a date handling problem relating to the Year 2000 date change that would cause a computer system, software or equipment to fail to correctly perform, process and handle date-related data for the dates within and between the twentieth and twenty-first centuries and all other centuries.

26. Governing Law

26.1 This Agreement shall be governed by and construed in accordance with the laws of Missouri, without regard to the conflict of laws provisions thereof.

27. Amendments

27.1 No amendment, addition, or deletion to this Agreement shall be effective unless in writing and executed by both parties.

28. Headings

28.1 The clause headings throughout this Agreement are for convenience and reference only, and the words contained in them shall in no way be held to explain, modify, amplify, or aid in the interpretation, construction, or meaning of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate by their duly authorized officers or representatives as of the day an year first written above.

Agri Laboratories, Ltd.



By: ______________________

Printed Name: STEVE SCHRAM

Title: President

Date: 8/17/99

Bayer Corporation
Agriculture Division



By: ______________________

Printed Name: Gary R. Zimmerman

Title: Vice President, New Business Development

Date: 8.16.99

Schedule A

Products

APHIS Code	AgriLabs Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
1861.00	Once PMH®	Pasteurella Haemolytica – Multocida Vaccine, Avirulent Live Culture	November 24, 1998	18 mos.

Jennifer Spooner

Schedule B

Minimum Quantities Per Order

APHIS Code	Package Size	Units
*	*	*
*	*	*
	*	*

* CONFIDENTIAL TREATMENT REQUESTED

Schedule C

Product Prices

APHIS Code	Package Size	Price USD
*	*	*
*	*	*
	*	*

* CONFIDENTIAL TREATMENT REQUESTED

EXHIBIT 6.7

Exhibit 6.7

ADDENDUM TO SUPPLY AGREEMENT

(Bayer's Pasturella Haemolytica Vaccine and AgriLab's Bovine Rhinotracheitis-Virus Diarrhea (Types I&II)- Parainfluenza 3-Respiratory Syncytial Virus Vaccine, MLV 8-17-99)

This Addendum to the Supply Agreement (Bayer's Pasturella Haemolytica Vaccine and AgriLab's Bovine Rhinotracheitis-Virus Diarrhea (Types I&II)- Parainfluenza 3-Respiratory Syncytial Virus Vaccine, MLV) dated August 17, 1999 (the "Agreement") is made and entered into on this 19 day of January 2001, by and between Intervet Inc. (herein after "Intervet") and AgriLaboratories, LTD (hereinafter "AgriLabs").

WHEREAS, Bayer Corporation (herein after "Bayer") and AgriLabs entered into the Agreement on August 17, 1999; and

WHEREAS, Intervet acquired a portion of Bayer, including the Agreement; and

WHEREAS, on or about June 6, 2000, AgriLabs provided to Intervet a conditional consent to assignment of the Agreement to Intervet from Bayer; and

WHEREAS, AgriLabs wishes to provide an unconditional assignment of the Agreement to Intervet and Intervet wishes to assume the terms of the Agreement with AgriLabs as modified; and

WHEREAS, the parties hereto wish to amend certain terms of the Agreement including but not limited to the term of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, promises and terms contained herein the parties agree as follows:

1. All references to Bayer in the Agreement shall be deleted and replaced with Intervet Inc. Intervet hereby assumes the Agreement and shall be bound by the terms, conditions, benefits and obligations contained therein and herein.

2. AgriLabs hereby provides its unconditional consent to the assignment by Bayer to Intervet of the Agreement, as amended by the terms of this Addendum.

3. The Term of the Agreement shall be extended through the 31st day of December 2004.

4. Except as otherwise modified or amended herein, the parties reaffirm the remaining terms and conditions of the Agreement as if fully set forth herein.

INTERVET INC.

By: [signature]

Title: Director, Business Development

Date: 8 Dec 2000

By: [signature]

Title: President

Date: 12/15/00

AGRILABORATORIES, LTD.

By: [signature]

Title: President/CEO

Date: 1/19/01

Supply Agreement

This Supply Agreement is made and entered into this 16th day of August, 1999 by and between Bayer Corporation, Agriculture Division, Animal Health an Indiana corporation with a place of business in Shawnee Mission, Kansas 66201 ("Bayer") and Agri Laboratories, Ltd., a Delaware corporation with its principle place of business at 20927 State Route K, St. Joseph, Missouri 64505 ("AgriLabs").

Purpose

Whereas, Bayer has commercial rights to a Pasturella Haemolytica-Multocida Vaccine, Avirulent Live Culture for cattle (the "Bayer Component")

Whereas, AgriLabs has commercial rights to a bovine Rhinotracheitis-Virus Diarrhea (Types I & II), Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Live Virus (the "AgriLabs Component");and

Whereas, each of Bayer and AgriLabs desires to use the Bayer Component and the AgriLabs Component to manufacture, have manufactured use and sell a combination product comprised of the Bayer Component, the AgriLabs Component, and diluent in the form of a multi-vial container presentation (the "Product"); and

Whereas, subject to the terms of this Agreement, Bayer desires to sell to AgriLabs, on a semi-exclusive basis, the Bayer Component for use in further manufacturing of the Product under the USDA Split Manufacturing Regulations and to grant to AgriLabs the right to use and sell the Bayer Component in the Product under AgriLabs' own trademark and to use and sell the Product under AgriLab's own trademark; and

Whereas, subject to the terms of this Agreement, AgriLabs desires, to sell to Bayer, on a semi-exclusive basis, the AgriLabs Component for use in further manufacturing of the Product under the USDA Split Manufacturing Regulations and to grant to Bayer the right to use and sell the AgriLabs Component in the Product under Bayer's own trademark and to use and sell the Product under Bayer's own trademark.

Now, Therefore, in consideration of the mutual convenants contained herein and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

    1.1 "Bayer Component" shall mean a Pasturella Haemolytica-Multocida Vaccine, Avirulent Live Culture (APHIS Code No. 1861.00) and in respect of supply to AgriLabs means unlabeled 10 dose and/or 50 dose vials for use in the further manufacture of the Product

1.2 "AgriLabs Component" shall mean a bovine Rhinotracheitis-Virus Diarrhea (Types I & II), Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Live Virus (APHIS Code No.1181.20) and in respect of supply to Bayer means unlabeled 10 dose and/or 50 dose vials for use in the further manufacture of the Product.

1.3 "Product Component" shall mean the Bayer Component and/or the AgriLabs Component as the case may be.

1.4 "Product" shall mean the multi-vial container presentation made up of the Bayer Component, the AgriLabs Component and diluent.

1.5 "USDA" shall mean the United States Department of Agriculture.

1.6 "Territory" shall mean the United States and Canada.

1.7 "Affiliate" shall mean, during the period the same pertains, any corporation, person, firm, partnership or other entity, whether de jure or de facto, which directly or indirectly owns, is owned by, or is under common ownership with a party to this Supply Agreement having the power to vote on or direct the affairs of the entity, and any corporation, person, firm, partnership or other entity actually controlled by, controlling or under common control with a party to this Supply Agreement.

1.8 "Effective Date" shall mean the date on which the USDA approves the manufacture and sale of the Product in the United States.

2. Supply Obligations

2.1 Supply

Each party agrees during the Term of this Agreement to supply its Product Component to the other party subject to said party satisfying its obligations hereunder.

A. Bayer shall supply the Bayer Component manufactured in accordance with the Bayer Component specifications (the "Specifications") set forth in Schedule A.

B. AgriLabs shall supply the AgriLabs Component manufactured in accordance with the AgriLabs Component specifications (the "Specifications") set forth in Schedule B.

2.2 **Forecasts and Orders**

Each month each party shall provide the other party with a written estimate of its requirements for Product Component by month for the next 12 month period. All forecasts under this Agreement shall be for the purpose of assisting a party in planning and will not constitute an obligation on the part of either party to purchase or supply the quantities of Product Component indicated, as the case may be. Such obligation shall only be incurred by accepted purchase orders.

Each party shall furnish the other party with firm purchase orders at least one hundred fifty (150) days in advance of a requested delivery date. Each purchase order shall specify the quantities of Product Component, number of units, dose size and desired delivery date. No purchase order shall be binding unless accepted in writing, which acceptance shall not be unreasonably withheld. Each party shall provide the other party with written notification of acceptance of a purchase order within thirty (30) days of receipt thereof.

No accepted purchase order shall be cancelled.

2.3 **Quantity**

A. AgriLabs shall order the Bayer Component in the minimum per order quantities specified in Schedule C.

B. Bayer shall order the AgriLabs Component in the minimum per order quantities specified in Schedule D.

2.4 **Delivery**

A. Delivery of Bayer Component shall be FOB Worthington, Minnesota.

AgriLabs shall arrange insured common carrier transportation of the Bayer Component to AgriLabs' contract manufacturer. Title to and risk of loss of the Bayer Component shall pass to AgriLabs at the time of delivery to the carrier. Bayer shall promptly bill AgriLabs for all Bayer Component delivered and invoices shall be accompanied by the commercial bills of lading. Bayer shall dispatch each shipment of Bayer Component to meet the agreed upon delivery dates specified in AgriLabs' purchase orders. All Bayer Component shall not have an expiration date of less than 15 months from the date of shipment unless otherwise agreed in writing by AgriLabs.

B. Delivery of AgriLabs Component shall be FOB Des Moines, Iowa.

Bayer shall arrange insured common carrier transportation of the AgriLabs Component to Bayer's specified plant or contract manufacturer. Title to and risk of loss of the AgriLabs Component shall pass to Bayer at the time of delivery to the carrier. AgriLabs shall promptly bill Bayer for all AgriLabs Component delivered and invoices shall be accompanied by the commercial bills of lading. AgriLabs shall dispatch each shipment of AgriLabs Component to meet the agreed upon delivery dates specified in Bayer's purchase orders. All AgriLabs Component shall not have an expiration date of less than 18 months from the date of shipment unless otherwise agreed in writing by Bayer.

All shipping cartons shall bear a readily visible code or other notation identifying the manufacturing serial number, expiration date and Product Component both outside and inside the shipping cartons.

Shipments of a Product Component shall be deemed accepted upon final release by the receiving party's quality control representatives. A party may, by written notice to the other party within 30 days of receipt of a shipment of Product Component, decline acceptance of goods which do not meet the Specifications; provided, however, that the shipping party shall have no liability for defective goods where the non-conformity with the Specifications was caused by the receiving party. Any rejection of a shipment or questions as to quality of a Product Component delivered shall be supported by a written notification or explanation.

If the shipping party disputes the written notification from the receiving party, the parties shall submit samples of rejected Product Component to a mutually acceptable independent laboratory for analysis, whose decision in this matter shall be final. The cost of such an analysis shall be borne by the shipping party unless such analysis shows that the Product Component does meet the Specifications in which case the receiving party shall bear the cost of such analysis. The shipping party shall be responsible for the disposal of defective Product Component where the non-conformity with the Specifications was caused by it and it shall either replace such Product Component or credit the receiving party the purchase price of such Product Component against future purchases, at the receiving party's option.

2.5 Production and Quality Control

A. Bayer warrants, represents and covenants that all Bayer Component produced for or sold to AgriLabs shall be manufactured in accordance with specifications set forth in USDA approved production outlines and shall be in compliance with all applicable local, state and federal laws and regulations in effect at the time of production. All Bayer Component will have passed all USDA and Bayer required quality control tests. AgriLabs acknowledges that production specifications may be changed from time to time to comply with applicable laws and regulations. In such event Bayer shall give AgriLabs prior notice thereof. Bayer shall deliver to AgriLabs a copy of test results, including APHIS Form 2008, for each serial of Bayer Component supplied to AgriLabs.

B. AgriLabs warrants, represents and covenants that all AgriLabs Component produced for or sold to Bayer shall be manufactured in accordance with specifications set forth in USDA approved production outlines and shall be in compliance with all applicable local, state and federal laws and regulations in effect at the time of production. All AgriLabs Component will have passed USDA and AgriLabs required quality control tests. Bayer acknowledges that production specifications may be changed from time to time to comply with applicable laws and regulations. In such event AgriLabs shall give Bayer prior notice thereof. AgriLabs shall deliver to Bayer a copy of test results, including APHIS Form 2008, for each serial of any AgriLabs Component supplied to Bayer.

C. Bayer or its contract manufacturer shall retain samples of all ingredients, packaging materials, records and data as may be in accordance with the sample and record retention policies which Bayer uses in connection with manufacture of similar products for its own account; provided such retention shall at all times be in accordance with the requirements of the USDA or other governmental agency having jurisdiction. AgriLabs shall have the right, from time to time, to review Bayer or its contract manufacturer's manufacturing procedures and operations and its records relating to the manufacture and shipment of Bayer Component. No inspection or testing of Bayer Component by AgriLabs, or failure to test or inspect, shall relieve Bayer of its obligations hereunder. Subject to Article 8, copies of any certificates, reports, test results or other information produced by Bayer or its contract manufacturer, or by a third party consultant or contractor at Bayer's request, that directly relate to serials of Bayer Component sold to AgriLabs shall upon the written request of AgriLabs, be furnished to AgriLabs and may be relied upon by it.

D. AgriLabs or its contract manufacturer shall retain samples of all ingredients, packaging materials, records and data as may be in accordance with the sample and record retention policies which AgriLabs uses in connection with manufacture of similar products for its own account; provided such retention shall at all times be in accordance with the requirements of the USDA or other governmental agency having jurisdiction. Bayer shall have the right from time to time, to review AgriLabs' contract manufacturer's manufacturing procedures and operations and its records relating to the manufacture and shipment of AgriLabs Component. No inspection or testing of AgriLabs Component by Bayer, or failure to test or inspect, shall relieve AgriLabs of its obligations hereunder. Subject to Article 8, copies of any certificates, reports, test results or other information produced by AgriLabs or its contract manufacturer, or by a third party consultant or contractor at AgriLabs' request that directly relate to serials of AgriLabs Component sold to Bayer, shall, upon the written request of Bayer, be furnished to Bayer and may be relied upon by it.

2.6 Product Recalls or Stop Sales

If one party ("Recalling Party"), in its sole discretion or by order of a government or government agency, shall decide to stop sale or recall any Product or Product Component supplied thereby, the Recalling Party shall notify the other party promptly by telephone or telex or telecopy. Each party shall give the other party reasonable opportunity to comment in advance on any public announcement to be made regarding any stop sale or recall. In the event any Product is placed on stop sale or recalled, the Recalling Party shall assume complete responsibility for conducting such stop sale or recall; however, the other party shall provide the Recalling Party with any information that may be in such other party's possession or control concerning the manufacture of the Product which the Recalling Party reasonably may require to conduct such stop sale or recall. The parties shall cooperate to identify and correct deficiencies, if any, in the manufacture, shipment, storage or distribution of the Product or Product Component. The Recalling Party shall pay the costs of conducting such stop sale or recall itself, if not based solely on a fault of the other party, in which case, the other party shall bear the costs of such stop sale or recall including reimbursement for unused Product Component or Product. However the Recalling Party shall not be responsible for any consequential or other damages beyond the cost of the stop sale or recall itself.

2.7 Price and Payment Terms

A. The initial prices for Product Components are specified in Schedule E. Shipments of Product Components shall be invoiced in U.S. dollars and payment shall be made in U.S. dollars within sixty (60) days of invoice

B. Prices and Payment Terms for Product Components shall be reviewed annually at least ninety (90) days prior to an anniversary of this Agreement. If agreement cannot be reached on prices and payment terms either party may terminate this Agreement upon six (6) months prior written notice. In such event the party terminating this Agreement shall receive and pay for all Product Component ordered from the other party at the price last in effect prior to the notice of termination.

3. Commercial Terms

3.1 Each party grants to the other party the right to use and sell the Product in the United States which grant shall be exclusive except with respect to the other party. AgriLabs grants to Bayer's Canadian Affiliate Bayer Inc. the right to use and sell the Product in Canada which grant shall be exclusive.

3.2 Each party shall use and sell the other party's Product Component only in the Territory and in combination with its own Product Component in the Product.

3.3 Each party shall sell the other party's Product Component and the Product only under its own label and trademarks (Bayer or AgriLabs as the case may be).

3.4 Except in the case of the parties' contract manufacturers for the purpose of this Agreement, neither party nor its contract manufacturer shall supply or sell the other party's Product Component to a third party for further manufacture, private label or otherwise.

3.5 Neither party shall be restricted with respect to the manufacture, use or sale of its Product Component in other combination vaccines.

3.6 Each party hereto shall retain all of its rights, title and interest in and to the technology and know how included in the Product Component supplied by it to the other party here under. Each party shall provide to the other party, royalty free, access to such of its technology, know how and data as may reasonably be necessary to achieve the purposes of this Agreement, subject however, to Article 8.

3.7 Each party agrees not to market or sell the Product in any country of the world that is not within the Territory, without the prior written consent of the other party, which consent may be granted, withheld or delayed at such other party's sole discretion for any reason or without reason.

3.8 Subject to the other terms of this Agreement, AgriLabs and/or its contract manufacturer shall provide reasonable assistance to Bayer Inc. in seeking any Canadian label registrations, marketing authorizations and/or import permits for the Product requested by Bayer provided Bayer Inc. incurs all costs associated therewith.

3.9 Inquiries or complaints from users of the Product related to the quality of the Product shall be handled by the party whose Product was involved with any necessary assistance from the other party. Both parties will work together in good faith to provide responses to any such inquiries or complaints in a timely manner.

3.10 The parties acknowledge that the Product is not yet developed or licensed by USDA. The parties' obligations of performance under this Agreement shall not become effective unless and until the Product is so developed and licensed by USDA for sale in the United States. If this does not occur by December 31, 2000 this Agreement will automatically terminate.

4. **Term and Termination**

4.1 The term of this Agreement shall be two (2) years from the Effective Date hereof, unless previously terminated as herein provided. Thereafter, the term of this Agreement shall automatically renew for successive periods of one (1) year each unless terminated by either party giving to the other party not less than six (6) months written notice before the end of the then current term.

4.2 The obligations of a party under this Agreement (but not its rights hereunder) may be terminated by such party if: (i) subject to Article 5 below, the other party fails to perform any material term, provision, covenant or obligation imposed upon it under this Agreement, which failure or refusal shall continue for thirty (30) days following written notice thereof from the terminating party specifying the event of default; or (ii) the other party is dissolved or liquidated, makes a general assignment for the benefit of its creditors, files a voluntary petition under any applicable bankruptcy or insolvency law, has a receiver appointed for its property, or has a petition for bankruptcy or insolvency filed against it which petition is not dismissed or vacated within 120 days after filing, or (iii) the other party suffers a change of control. For purposes of this clause, "change of control" shall mean that any person or group of persons acting in concert shall acquire voting stock of a party or its ultimate parent, or rights to voting stock, sufficient to enable such person or persons to exercise more than fifty percent (50%) of the voting stock of that party (or its ultimate parent), but only where a majority of the board of directors of that party (or its ultimate parent), as constituted prior to such acquisition of at least fifty percent (50%) of the voting stock, shall not have consented to the acquisition, either before or within thirty (30) days after such person obtains such voting control. A party that desires to exercise its right to terminate the Agreement pursuant to this Article 4.2 must do so within ninety (90) days of receiving notice of the change of control or else it waives such right.

4.3 The failure of a party to terminate its obligations under this Agreement by reason of the breach of any of the provisions by the other party shall not be construed as a waiver of the rights or remedies available for any subsequent breach of the terms and provisions of this Agreement.

4.4 A party electing to terminate its obligations under this agreement shall also be entitled to pursue such additional remedies at law or in equity that it may have as a result of a breach of or default under this Agreement by the other party.

4.5 Each party shall have the right to lawfully sell out its inventory of Product existing as of the date of termination.

5. **Force Majeure**

5.1 The performance by either party of any covenant or obligation on its part to be performed under this Agreement shall be excused by floods, strikes or other labor disturbances, riots, fire, accidents, war, embargoes, delays of carriers, inability to obtain materials, failure of power or of natural sources of supply, acts, injunctions, or restraints of government (whether or not now threatened), including without limitation Year 2000 related problems, or any cause preventing such performance whether similar or dissimilar to the foregoing beyond the reasonable control of the party bound by such covenant or obligation ("force majeure"); provided, however, that the party affected shall not have procured such force majeure, shall have used reasonable diligence to avoid such force majeure or ameliorate its effects, and shall continue to take all actions within its power to comply as fully as possible with the terms of this Agreement.

6. Indemnification

6.1 Each party ("Indemnitor") agrees to indemnify and hold harmless the other party "Indemnitee") from and against all liabilities, losses, costs, damages and expenses (including reasonable fees and disbursements of the Indemnitee's counsel and court costs) caused by, arising out of or resulting from (i) the Indemnitor's negligence or willful misconduct in carrying out its obligations under this Agreement, (ii) the Indemnitor's failure to comply with any law or regulation applicable to the performance of its obligations under this Agreement, (iii) Product or Product Component seizures or recalls made as a direct result of the Indemnitor's negligence, or willful misconduct in the performance of or failure to perform, its obligations under this Agreement, and (iv) any labels or advertising used by the Indemnitor, in any such case that is not based on any act or omission or alleged act or omission of the Indemnitee. The indemnity provided above shall not extend to any liabilities, losses, costs, damages or expenses caused by or resulting from or arising out of any act or omission or breach of representation, warranty or covenant of the Indemnitee.

6.2 Without its prior consent, Bayer will not be responsible for or bound by any compromise made by AgriLabs in any matter in which AgriLabs is indemnified by Bayer. Without its prior consent, AgriLabs will not be responsible for or bound by any compromise made by Bayer in any matter in which Bayer is indemnified by AgriLabs.

6.3 The Indemnitee agrees to give the Indemnitor prompt notice of any claim, demand, suit or proceeding asserted, made or brought against the Indemnitee (including any claim, demand, suit or proceeding asserted, made or brought by any governmental authority) for which the Indemnitor might be liable under the foregoing provisions. However, the failure to give prompt notice shall not relieve the Indemnitor from its obligations hereunder unless the failure to give prompt notice has materially and adversely affected the Indemnitor's defense of the claim or action.

6.4 Bayer warrants that the Bayer Component in the form sold to AgriLabs does not infringe any patent or proprietary rights of any third party.

Bayer agrees to indemnify, defend, and hold harmless AgriLabs from and against all liabilities, losses, costs, damages and expenses caused by, or arising out of Bayer's breach of this warranty.

6.5 AgriLabs warrants that the AgriLabs Component in the form sold to Bayer, does not infringe any patent or proprietary rights of any third party.

AgriLabs agrees to indemnify defend and hold harmless Bayer from and against all liabilities, losses, costs, damages and expenses caused by, or arising out of AgriLabs' breach of this warranty.

6.6 The terms of this Article 6.0 shall survive the expiration or termination of this Agreement.

7. **Trade Names and Trademarks**

Each party shall have the right to use its own trademark(s) on the Product. Each party hereby acknowledges that it does not have and shall not acquire any interest in any of the other party's trademarks or trade names or those of a third party appearing on the labels or packaging materials for the Product Component or the Product.

8. **Confidentiality**

8.1 Except as required by law, neither party shall:

A. Disclose to any third party (except Affiliates which may be involved in the performance of this Agreement) any information which may be revealed by one party to the other in connection with the negotiation and performance of this Agreement; nor

B. Use, for any purpose whatsoever anywhere, except for the purpose of effecting the purpose of this Agreement, any such information which may be revealed by one party to the other.

This requirement of confidentiality shall not apply to information which is known to the receiving party as of the date of such disclosure or becomes known to the public through no fault of either party to this Agreement, or information which is subsequently obtained by either party to this Agreement from a third party who is not under obligation of non-disclosure to either party to this Agreement, or independently developed by employees of either party not having access to the confidential information.

8.2 Except to the extent that disclosure may be required by law, or except to the extent otherwise agreed by the parties in writing, the parties agree not to disclose the terms of this Agreement to any third parties, with the exception of Bayer's or AgriLabs' contract manufacturer and the parties Affiliates.

8.3 The terms of this Article 8 shall survive the expiration or termination of this Agreement for a period of three (3) years.

9. **Governing Law**

This Agreement shall be construed, interpreted and applied in accordance with the laws of the State of Missouri.

10. **Notices**

All notices given or required to be given hereunder shall be sufficient, if in writing and delivered in person or sent by certified mail, return receipt requested, or via federal express or other recognized national courier service to the party at its address as shown in this paragraph, provided that, by like notice, a party may change the address to which subsequent notices shall be sent. All notices shall be deemed given when sent excepting notices of default which shall not be deemed given until received.

To Bayer: Bayer Corporation
Agriculture Division Animal Health
9009 West 67th Street, Merriam, KS 66202-3632
Attn: Vice President New Business Development

To AgriLabs: Agri Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505
Attn: President

11. Year 2000 Readiness

11.1 Each party covenants and agrees that it will investigate in good faith and not knowingly allow a Year 2000 Problem to computer systems, software or equipment owned, leased or licensed by it or its subsidiaries to interfere with its performance under this Agreement. This undertaking is subject to any standard of performance or any excuse for non-performance provided in this Agreement, at law, or in equity. Each party further agrees, to the extent that the party deems it appropriate, to request from those of its suppliers whose performance may materially affect that party's performance hereunder that each such supplier undertake the same obligation with respect to such material performance. The parties will make commercially reasonable efforts to cooperate and share information to further comply with this Article, and to minimize the impact of any Year 2000 Problem on performance to this Agreement. Each party will make a good faith effort to inform the other party of any circumstance indicating a possible obstacle to such compliance, and the steps being taken to avoid or overcome the obstacle. Each party further agrees to allow the other to undertake a Year 2000 readiness audit if, in good faith, it deems it to be appropriate.

11.2 Provided a party complies with Section 11.1, it will not be liable to the other party for any failure to perform obligations under this Agreement to the extent such failure arises from a Year 2000 Problem (1) affecting one of the non-performing party's suppliers or (2) beyond that party's reasonable control (e.g., a Year 2000 Problem affecting a governmental entity). IN PARTICULAR, SUCH NON-PERFORMING PARTY SHALL HAVE NO LIABILITY FOR ANY DAMAGES, INCLUDING DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

11.3 A "Year 2000 Problem" means a date handling problem relating to the Year 2000 date change that would cause a computer system, software or equipment to fail to correctly perform, process and handle date-related data for the dates within and between the twentieth and twenty-first centuries and all other centuries.

12. Miscellaneous

12.1 This instrument [and the Schedules hereto] constitute the entire agreement between the parties, supersede all prior or contemporaneous representations, understandings or agreements, and shall not be extended, varied, modified or supplemented except by an agreement in writing signed by the party to be charged.

12.2 The headings used herein are for ease of reference only and are not to be used in the interpretation or construction of this Agreement.

12.3 Neither party shall sublicense its rights or entitlements under this Agreement and neither party shall have the right to assign this Agreement or any interest therein, without the prior written consent of the other except in connection with the sale or other disposition of all or substantially all of the assets of the assigning party or its parent corporation.

12.4 Bayer and AgriLabs shall at all times be and remain independent contractors and not agents, partners or joint venturers of the other for any purpose whatsoever and neither Bayer nor AgriLabs shall have authority to create or assume any obligation, express or implied, in the name or on behalf of the other party or to bind the other party in any manner whatsoever.

12.5 The failure of either party to enforce at any time or for any period of time any one or more of the provisions hereof shall not be construed to be a waiver of such provisions or of the right of such party thereafter to enforce each such provision.

12.6 If any term or provision of this Agreement shall be held invalid or unenforceable, the remaining terms hereof shall not be affected, but shall be valid and enforced to the fullest extent permitted by law.

12.7 This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and permitted assigns.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

Agri Laboratories, Ltd.



By: ______________________

Printed Name: STEVE SCHRAM

Title: President

Date: 8/17/99

Bayer Corporation
Agriculture Division



By: ______________________

Printed Name: Gary R. Zimmerman

Title: Vice President, New Business Dev.

Date: 8.16.99

Schedule A

Products

APHIS Code	Bayer Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
TBD* FFM	Once PMH®	Pasteurella Haemolytica-Multocida Vaccine, Avirulent Live Culture	Outline FFM To Be Submitted	18 mos.

* To Be Determined ("TBD")

Schedule B

Products

APHIS Code	AgriLabs Trade Name	True Name	Specifications USDA Outline of Production Dated	USDA Approved Dating
TBD* FFM	Titanium™5	Bovine Rhinotracheitis-Virus Diarrhea-Parainfluenza 3-Respiratory Syncytial Virus Vaccine, Modified Live Virus	Outline FFM To Be Submitted	24 mos.

* To Be Determined ("TBD")

Schedule C

Minimum Quantities Per Order of Bayer Component

APHIS Code	Package Size	Units
TBD* FFM	10 dose	*
	50 dose	*

* To Be Determined ("TBD")

* CONFIDENTIAL TREATMENT REQUESTED

Schedule D

Minimum Quantities Per Order of AgriLabs Component

APHIS Code	Package Size	Units
TBD* FFM	10 dose	7,500 or 13,700
	50 dose	3,500 or 6,450

* To Be Determined ("TBD")

Schedule E

Initial Prices

Description	Package Size	Price USD
AgriLabs Component For Further Manufacture	10 dose 50 dose	* *
Bayer Component For Further Manufacture	10 dose 50 dose	* *

* CONFIDENTIAL TREATMENT REQUESTED

EXHIBIT 6.8



Exhibit 6.8

December 16, 2002

Mr. Steve Schram
Agri Laboratories LTD
20927 State Route K
St. Joseph, Mo.
64505

Dear Steve,

This letter will serve as the Letter of Understanding between AgriLabs and Intervet Inc. for 2003 in regards to all distribution issues. This agreement will be in effect for the year 2003 only. A new Letter of Understanding will be required for any future years.

1.) Per mutual agreement, superseding all previous distribution agreements between AgriLabs and Intervet, AgriLabs will distribute to its appropriate member companies the following Intervet product lines.

a. Cattle Biologicals
b. OTC Pharmaceuticals (Safe-Guard equine and cattle package goods, Revalor G, Fertagyl and Chorulon)
c. Swine Biologicals
d. Swine Pharmaceuticals (P.G. 600, S.O.A. Spray, Taktic and Safe-Guard E-Z Scoop)
e. OTC Equine Biologicals

2.) Intervet will invoice AgriLabs at distributor price * products and * good products. AgriLabs agrees to utilize 1% of the margin to provide marketing support funds for AgriLabs member companies to use to increase sales of Intervet products through the member company. Intervet's assigned representative to AgriLabs is responsible for working with AgriLabs marketing department to assure the proper use of these funds.

3.) With the * , AgriLabs will receive no additional remuneration. An annual rebate of * will be paid to AgriLabs on all purchases of equine biologicals during 2003, based on OTC Equine Biologicals distributor price.

4.) Intervet will continue to supply PHM BAC 1 in filled unlabeled 10 and 50 dose vials as described in a separate agreement.

4a.) Intervet will supply C-Fetus to AgriLabs as described in a separate agreement.

5.) Intervet will continue to supply PHM BAC 1 in private labeled 10 and 50 dose vials * * as described in a separate agreement.

6.) Intervet will provide the same technical support for all Intervet products sold through AgriLabs and AgriLabs member companies as Intervet provides for Intervet products sold through other distributors.

* CONFIDENTIAL TREATMENT REQUESTED

INTERVET INC. • 405 STATE STREET • PO BOX 318 • MILLSBORO, DE 19966-9906 • 800-992-8051

7.) All Distributor Promotions offered by Intervet in support of the product categories noted in 1.) above will be offered to AgriLabs for support of the affected Intervet products sold through AgriLabs member companies.

8.) As all End User Promotions in 2003 will be fulfilled through AHI EDI reporting or through monthly sales reports that are filed electronically in an AHI EDI compatible format as defined by Intervet, the ability to report out the door sales information is a requirement for participation in Intervet End User Promotions. All End User Promotions in support of the product categories noted in 1.) above, with the noted specific exclusion of the Equine Biological Partners in Practice Program sign ups, are offered to AgriLabs and its member companies, provided the member companies are willing to and capable of supplying out the door sales information through AHI EDI or an AHI EDI compatible electronic format as defined by Intervet on a monthly basis for the year 2002. In order to get AgriLabs member companies to supply AHI EDI information to Intervet. Intervet will be in contact with member companies to offer a *
* for reporting move-out information via the AHI EDI project. The expectation is that all products will be reported.

9.) Payment terms for AgriLabs are net thirty (30) days.

10.) As AgriLabs was informed of all price changes prior to the effective dates of the 2003 pricing, this agreement will cover all of 2003, effective 01/01/2003.

11.) AgriLabs has been provided the 2003 Terms and Conditions of Sale, which is in effect for all Intervet Distributors.

12.) Because market prices go both up and down, Intervet Inc. will not offer nor expect any floor stock adjustments on any price changes.

13.) Intervet reserves the right to collect any amounts owed because of an unauthorized floor stock adjustment.

14.) During 2001, AgriLabs and Intervet entered into a separate co-marketing agreement for the Titanium and Master Guard brand cattle biolologicals. Notwithstanding this agreement, both parties agree *
with either party that results in funds being paid by one party that were the responsibility of the other party will be promptly reimbursed. The party requesting reimbursement must provide complete documentation of the validity of the request and support the request with copies of invoices.

Intervet will assign all distribution discussions between AgriLabs and Intervet to Ron McDaniel, Animal Health Regional Manager for the mid-South. Ron will be the local representation and AgriLabs first point of contact for these discussions, but will be working with Intervet's home office for any policy interpretation or implementation.

* CONFIDENTIAL TREATMENT REQUESTED

Intervet is looking forward to a successful 2003 with AgriLabs and its member companies. I suggest we meet periodically during 2003 to discuss what is working and what can be fine-tuned in our distribution agreement in the future.

Please sign and return one copy of this letter for my files and keep the other for your files. Please contact us if you have any questions or comments.

Sincerely,



Chris Ragland
Vice President, Commercial Operations
Intervet Inc.



Fred Melchior
Vice President, Operations
Intervet Inc.

Accepted:



Steve Schram — Date 1/14/03
President
Agri Laboratories LTD



C. Fetus Supply Agreement

The discussions between Intervet Inc. (hereafter known as INTERVET) and AgriLabs LLC. (hereafter known as AGRILABS) regarding the Supply Agreement for the C. Fetus Antigen (the "Antigen") have been successful . This letter will serve as a binding Heads of Agreement (hereafter known as the AGREEMENT) for both parties in regards to Agrilab's purchases of C. Fetus Antigen. INTERVET and AGRILABS agree:

1. Intervet shall supply the Antigen to AgriLabs/Diamond Animal Health manufactured in accordance with the Antigen specifications (the "Specifications") set forth in the attached Schedule A. AgriLabs or Diamond shall order the Antigen from Intervet under the terms of this Agreement for shipment by Intervet to Diamond Laboratories solely for the purpose of formulating with other antigens to prepare finished Product. Agrilabs and Intervet will have the co-exclusive right to market and sell the Product in the United States under the terms of this AGREEMENT. Neither party shall have the right to sublicense its rights under this Agreement. Intervet will invoice all Antigen to Diamond Laboratories.

2. Intervet shall supply to Agrilabs the Antigen as described and at prices and minimum quantities specified in Schedule A.

3. Nothing herein, however, shall be deemed to require Intervet, other than as it may decide in its sole discretion, to expand beyond its current facilities. If, for reasons beyond its reasonable control, Intervet is unable to fill all orders for Antigen which it receives, then Intervet may apportion the supply of Antigen and fill such orders partially without being in breach of this Agreement. Intervet may, at Intervet's discretion, have the Antigen manufactured for it by a qualified third party

4. AgriLabs agrees to sell any final, finished Product under the trade name of Masterguard 10 plus Vibrio, to Intervet in accordance with the forecast and purchase order provisions referenced in paragraph 5.2 of this agreement. Such sales shall be *
* , except for any additional labeling and packaging costs, which shall be billed to Intervet at AgriLab's cost, with no mark-up.

5. Upon execution of the Agreement, and on the first day of each month thereafter, AgriLabs shall provide to Intervet a forecast of its requirements for the Antigen, and Intervet shall provide to Agrilabs a forecast of its requirements for the Product ,by month, by dosage size , for the immediately succeeding twelve (12) month period.

5.1 The parties hereto agree they shall use their reasonable best efforts to ensure that the parties requirements forecasts are as accurate as possible, but it is agreed and understood that such forecasts shall not constitute an obligation to purchase the estimated quantities. Such purchases of Antigen by AgriLabs and such purchase of Product by Intervet shall be by written purchase orders only.

* CONFIDENTIAL TREATMENT REQUESTED

5.2 AgriLabs shall furnish to Intervet firm purchase orders of Antigen at least one hundred fifty (150) days in advance of the requested delivery date. Intervet shall furnish to Agrilabs firm purchase orders of Product ninety (90) days in advance of the requested delivery date. No purchase order shall be binding upon either party hereto unless accepted in writing, which acceptance shall not be unreasonably withheld. Each party here to will provide written notification of acceptance of a purchase order within thirty (30) days of receipt thereof.

5.3 Unless requested otherwise by either party hereto, deliveries shall be FOB Intervet's or Intervet's contract manufacturing facility for the Antigen, and FOB Agrilabs or Agrilabs contract manufacturing facility for the Product. Each party shall arrange for their own common carrier transportation of the Antigen and the Product thereafter. Title to and risk of loss of the Product shall pass to the respective party at the time of delivery of the Antigen or Product to the party's specified carrier.

5.4 Shipments of the Antigen shall be deemed accepted by AgriLabs upon final release by AgriLab's contract manufacturer's quality control representatives. Shipments of the Product shall be deemed accepted by Intervet upon final release by Intervet's quality control representatives. Either party may, by written notice to the other party within thirty (30) days of receipt of a shipment of the Antigen or Product, decline acceptance of goods which do not meet the Specifications; provided, however, that neither party shall have liability for defective goods where the non-conformity with the Specifications was caused solely by the other party. A written notification or explanation shall support any rejection of a shipment or question as to the quality of the Antigen or Product delivered.

If Intervet disputes the written notification from AgriLabs or if Agrilabs disputes the written notification from Intervet, the parties shall submit samples of the rejected Antigen or Product to a mutually acceptable independent laboratory for analysis, whose decision in the matter shall be final. The costs of such analysis shall be borne by the party rejecting the written notification unless such analysis shows that the Antigen or Product as the case may be does meet the Specifications in which case the non-disputing party shall bear the cost of such analysis. Intervet shall be responsible for the disposal of defective Antigen where the non-conformity with the Antigen Specifications was caused by Intervet. Agrilabs shall be responsible for the disposal of defective Product where the non-conformity with the Antigen Specifications was caused by Agrilabs. The party responsible for the loss of such Product or Antigen shall either replace such Antigen or credit the other the purchase price of such Product or Antigen against future purchases, at the option of the other.

6. Intervet shall own and be responsible for maintaining the product license for the Antigen for such time that Intervet manufacturers the Antigen for AgriLabs.

7. This original term of this AGREEMENT shall run through December 31, 2004. The AGREEMENT may be extended by mutual agreement thereafter on annual basis provided a minimum of six months notice is given by Intervet or Agrilabs. Nothing in this agreement shall be construed as obligating either party to renew this Agreement, and each may choose, in their sole discretion, to not renew this Agreement.

8. **INTERVET MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE ANTIGEN, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE. AGRILABS MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUPPLY OF THE PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR A PARTICULAR PURPOSE.**

9. This AGREEMENT may be terminated by either party if:

9.1 The other party commits a breach of its obligations under this AGREEMENT, which has not been remedied within 30 days of written notification of the breach.

9.2 The other party has a change of control, greater than 50%.

10. Agrilabs, so long as it maintains its exclusive rights to the Product and the rights to the products identified in this paragraph hereby grants Intervet the co-exclusive, nontransferable right to market its products, labeled as Titanium, Masterguard, Horizon or Frontier, in Canada, subject to the terms contained herein.

11. Both parties agree not to disclose any information that may be revealed in connection with the negotiation and / or performance of the AGREEMENT. Both parties further agree not to disclose the terms of this AGREEMENT to any third parties, while this AGREEMENT is in effect and for a period of three years after termination.

12. Failure to perform by either party due to floods, strikes or other often-described events of "Force Majeure" will be excused.

13. Each Party (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other Party (collectively, the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty, covenant or agreement contained herein. In the event of any such claim, the Indemnified Party shall:

(i) promptly notify the Indemnifying Party of the claim;

(ii) allow the Indemnifying Party to direct the defense and settlement of such claim with counsel of the Indemnifying Party's choosing; and

(iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the claim.

The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, if the terms of such settlement would adversely affect the Indemnified Party's rights under this Agreement or otherwise. If the Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.

H. Haenert for AGRILABS	T. Sheehan for Intervet Inc.
S. Schram for AGRILABS	K. Olbers for Intervet Inc.

Schedule A

Potency: Each dose of the C-Fetus Antigen will contain not less than* and will meet all Intervet internal release standards. Intervet will provide potency release testing for the C-Fetus Antigen in the product.

Batch Size: Each batch will contain* doses of Antigen.

Price: The price will be* . Intervet reserves the right to increase price during the period of this contract.

* CONFIDENTIAL TREATMENT REQUESTED

EXHIBIT 11



Sender's email: rwalter@morrislaing.com

EXHIBIT 11
May 12, 2004

Agri-Laboratories, Inc.
20927 State Route K
St. Joseph, MO 64505

Gentlemen:

We have acted as special counsel for Agri-Laboratories, Inc. a Kansas corporation (the "Company"), in connection with a Form 1-A Offering Circular covering the public offering and sale of up to 100,000 shares of Class B Common Stock and 100,000 shares of Class C Common Stock of the Company. We are rendering this opinion in accordance with Part III, Item 2 (11) of Form 1-A.

For purposes of this opinion, we have reviewed such questions of law and examined such corporate records, certificates, and other documents as we have considered necessary or appropriate for purposes of this opinion, and we have particularly reviewed:

1. The Articles of Incorporation as attached in Exhibit 2.1 to the Form 1-A Offering Circular.

2. All resolutions adopted by the Board of Directors of the Company, minutes or draft minutes of the meetings of the Board of Directors or Consent to Corporate Action Without Meeting by the Directors deemed necessary relating to this offering.

3. The Form 1-A Offering Circular of which it forms a part, to be filed with the Securities and Exchange Commission (the "Commission") covering the offer and sale of the Common Stock; the Form 1-A Offering Circular as it becomes qualified being hereinafter called the "Form 1-A" and the "Offering Circular," respectively.

In connection with our examination, we have assumed that the signatures on all executed documents are genuine, all certified copies conform to the originals, and all certificates containing relevant facts are correct. In rendering our opinion we have relied upon, with their

800 SW Jackson, Suite 1310 ! Topeka, KS 66612-1216
T: 785.232.2662 • F: 785.232-9983 • www.morrislaing.com
Wichita Office Located in Old Town Square

consent: (i) the representation of the Company and its Directors set forth in the aforementioned documents as to factual matters; and (ii) certificates and assurances from public officials as we have deemed necessary for purposes of expressing opinions expressed herein. We have not undertaken any independent investigation to determine or verify any information and representations made by the Company and its members in the foregoing documents and we rely upon such information and representations in expressing our opinion.

The opinion set forth herein is based upon existing law and regulations, all of which are subject to change prospectively and retroactively. This opinion letter is limited to the matters stated herein and no opinion is to be implied or inferred beyond the matters expressly stated herein.

Based on the foregoing, it is our opinion that:

1. The Company has been duly organized and is a validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has full power and authority to own its properties and conduct its business as currently being carried on and as described in the Form 1-A.

2. The Common Stock to be issued and sold by the Company under the Form 1-A Offering Circular have been duly authorized and, when issued, delivered and paid for in accordance with the terms of the Form 1-A Offering Circular, will have been validly issued and will be fully paid and non-assessable under the corporate laws of Delaware, including the statutory provisions, all applicable provisions of the Delaware Constitution and all applicable judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form 1-A Offering Circular in accordance with the requirements Part III, Item 2 (11) of the Form 1-A Offering Circular under the Securities Act of 1933, as amended, and to the reference to our firm therein.

Very truly yours,


Morris, Laing, Evans, Brock & Kennedy

MORRIS, LAING, EVANS, BROCK & KENNEDY, CHARTERED